UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Manual for Participation

Ordinary and Extraordinary General Meetings

04.30.2020 – 3 p.m.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

SUMMARY

1. Message from the Chairman of the Board of Directors	3
2. Call Notice	5
3.Participation of the Shareholders in the OEGM	7
3.1. Attendance	7
3.2. Representation by attorney-in-fact	8
3.3. Remote Voting Participation	8
3.4. ADRs Holders	11
4. Matters to be resolved in the OEGM	11
At the Ordinary Shareholders Meeting:	11
4.1. To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2019, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report	11
4.2. To DECIDE on the destination of the net profit of the fiscal year of 2019 and the distribution of dividends	12
4.3. To FIX the annual overall compensation of the Company´s management and members of Audit Committee	13
At the Extraordinary Shareholders Meeting:	14
4.5. To AMEND the wording of articles 2, 21, 22 and 24 of the Company's Bylaws, in order to modify the rules for the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas;	14
4.6. To APPROVE the consolidation of the Company’s Bylaws	14
EXHIBIT I – POWER OF ATTORNEY	15
EXHIBIT II – COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY	17
EXHIBIT III	107
BOARD PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR	107
EXHIBIT IV	115
ITEM 13 OF EXHIBIT 24 OF CVM INSTRUCTION 481	115
EXHIBIT V	153
PROPOSAL FOR AMENDMENT OF THE COMPANY’S BYLAWS WITH THE INFORMATION	153

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), to participate of the Ordinary and Extraordinary General Meeting (“OEGM”) of Santander Brasil, called for April 30, 2020 at 3 p.m.

This Manual for Participation in the Ordinary and Extraordinary General Meeting (“Manual”), was prepared to assist you on the comprehension of the presented matters, to take decisions, anticipating possible clarifications and voting orientations.

Pursuant to the Call Notice turned available, we shall take resolutions on the following matters:

At the Ordinary Shareholders Meeting:

(i) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2019, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the destination of the net profit of the fiscal year of 2019 and the distribution of dividends; and

(iii) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

At the Extraordinary Shareholders Meeting:

(i) To AMEND the wording of articles 2, 21, 22 and 24 of the Company's Bylaws, in order to modify the rules for the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas; and

(ii) Due to the deliberate in item (i), APPROVE the consolidation of the Company's Bylaws.

In order to facilitate your analysis and appreciation of the matters to be resolved in the OEGM, we attached as exhibits to this Manual all documents related to the matter of the Call Notice into the form of exhibits to this Manual, in attention to the CVM requirements.

We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br for individual investors and non-financial entities and ri@santander.com.br for institutional investors.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation is essential for the Company.

Very truly yours,

Álvaro Antônio Cardoso de Souza

Chairman of the Board of Directors

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

2. Call Notice

[to be published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico, in editions of March 31th and April 1st and 2st, 2020]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE – ORDINARY AND EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Ordinary and Extraordinary General Meeting (“OEGM”) to be held on April 30, 2020, at 3 p.m., at the Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

At the Ordinary Shareholders Meeting:

(i) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2019, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the destination of the net profit of the fiscal year of 2019 and the distribution of dividends; and

(iii) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

At the Extraordinary Shareholders Meeting:

 (i) To AMEND the wording of articles 2, 21, 22 and 24 of the Company's Bylaws, in order to modify the rules for the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas; and

(ii) Due to the deliberate in item (i), APPROVE the consolidation of the Company's Bylaws.

Attention:

Considering the effects of the Covid-19 Pandemic (the new Coronavirus) and the measures taken by the health and government authorities to contain the spread of such disease at the time of publication of this Call Notice, the Santander Brasil, ensuring the preservation of the health of its customers, employees and shareholders, advise against attending the Meeting in person. Our recommendation to shareholders is to make use of remote voting instruments, either by the electronic means available or by sending written votes to the Company or granting standardized powers of attorney with voting guidance, according to instructions provided in the Manual of the Shareholders Meeting.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

General Instructions:

1. Pursuant to paragraph 2 of article 161 of Law 6404/76 and CVM Instruction No.324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent ) of the voting shares, or 1% (one percent) of the non-voting shares;

2. The shareholders or their legal representatives should attend the OEGM bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the OEGMg, a power of attorney granted according to the law; and

3. The documents related to the matters to be analyzed at the OEGM are available to shareholders (i) at the Company’s head office, at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 - Bloco A, Vila Olímpia, São Paulo/SP, 9th floor - Corporate Law Department, where they can be consulted, on business days, from 10:00 am to 4:00 pm, and also at its website (www.ri.santander.com.br – in Corporate Governance > Minutes and Management Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro No. 111, 5th Floor, Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga No. 340, 2nd to 4th floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at the B3 S.A. – Brasil, Bolsa, Balcão, at Rua XV de Novembro No. 275, São Paulo/SP and on its website (www.b3.com.br); and

4. Remote Voting Form: the Company implemented the remote voting system in accordance with CVM Instruction 481/09, enabling Shareholders to send remote voting form directly to the Company, to the bookkeeping or their respective custodian, according to the procedures described in the Manual for Participation in Shareholder´s meeting.

São Paulo, March 30, 2020 – Álvaro Antonio Cardoso de Souza - Chairman of the Board of Directors.

___________________________________________________

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

3.      Participation of the Shareholders in the OEGM

The shareholders of Santander Brasil may attend the OEGM personally, through  a duly appointed and established attorney-in-fact or through Remote Voting.

The following documents will be required from the shareholders to attend the Ordinary and Extraordinary General Meeting:

Individual	• ID document with photo[1] (original or copy) •proof of ownership of shares issued by the Company, issued by the custody agent and / or custodian financial institution (original or copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or copy)[2] • ID document of the legal representative with photo (original or copy)

3.1.            Attendance

The shareholders of Santander Brasil may attend the General Meetings by attending the place of their performance and declaring their vote, according to the kind of shares they hold (common and/or preferred) and the matters to be voted on. Pursuant to the provisions of Article 126 of Law 6.404/76, shareholders must attend the General Meetings, in addition to the identity document, proof of ownership of shares issued by the Company, issued by the depositary financial institution and/or custody agent. The Company recommends that such proof be issued within two (2) business days prior to the date scheduled for the Meeting.

Corporate shareholders, such as Commercial Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Regulation, providing documents proving the regularity of the representation, accompanied by a Minutes of the election of the entity’s management members, as the case may be, in place and term indicated in the item below. Before the General Meetings are installed, the shareholders will sign the Attendance Book. Non-voting shareholders may attend General Meetings and discuss all matters submitted for deliberation.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

3.2.       Representation by attorney-in-fact

The shareholder may be represented at the OEGM by a proxy, duly constituted by a public or private instrument, and pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, the attorneys-in-fact must have been constituted less than one (1), and should be (i) the Company's shareholders, (ii) the Company's management members, (iii) lawyers, or (iv) financial institutions, with the administrator of to represent the fund’s quotaholders.

The originals or copies of the documents referred to above may be delivered at the Company's headquarters until the time of the OEGM.

However, in order to turn available the access of shareholders at the OEGM, we recommend that the delivery of these documents be made at least seventy-two (72) hours prior to the OEGM.

In the case of sending documents by e-mail, we request that the shareholder contact the Company to deliver the originals or copies until the day of the OEGM.

In case the Shareholder cannot be present at the OEGM or cannot be represented by attorney-in-fact of his choice, the Company will provide attorneys to vote by the shareholder in accordance with his voting instruction, according to the proxy template contained in Attachment I to this Manual.

In addition, it should be noted that in addition to the power of attorney, the shareholder must forward the documents required by the Company to participate in the OEGM, as provided in item 3 above.

In the case of sending the documents by e-mail, the originals or certified copies must be delivered to the Company's headquarters on the day of the OEGM.The documents must be delivered to the Company's registered office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Vila Olímpia - São Paulo, State of São Paulo, Brazil, 9th floor - Corporate Legal Department, at +55 11 3553-5438 and + 55 11 3553-5641, e-mail: acamargo@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 21-A and following of CVM Instruction 481/2009, the Company's shareholders may also exercise their vote at general meetings by means of remote voting, to be formalized in an electronic document called Remote Voting Form, whose model is available in the Corporate Governance area of the Investor Relations website of Santander Brasil (www.ri.santander.com.br) or on the website of the Brazilian Securities and Exchange Commission (CVM) (http://sistemas.cvm.gov.br/?CiaDoc).

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

A shareholder that elects to exercise his right to vote at a Remote must do so by one of the options described below:

(I)        Delivery of Remote Voting Formdirectly to the Custody Agent

The shareholder that chooses to exercise the remote voting through its custody agent (“Custody Agent”) shall transmit the voting instructions observing the rules determined by the Custody Agent, which shall send such voting manifestations to the Depositary Central of B3 S.A. – Brasil, Bolsa, Balcão. The Shareholders must contact their respective Custody Agents to verify the procedures established by them for issuance of the voting instructions through the Form, as well as the documents and information required.

The Shareholder shall transmit the instruction for fulfillment of the Form to the Custody Agent until April 24th, 2020 (including), except if a different term is determined by the Custody Agents.

(II)      Delivery of Remote Voting Form directly to the bookkeeper

The shareholder that chooses to exercise the remote voting through the Company’s bookkeeper must observe the following instructions in order for the Remote Voting Form to be considered valid and the votes counted:

(i)    all the blank spaces must be duly fulfilled;

(ii)   all the pages must be initialed;

(iii)  the last page must be signed by the shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force; and

(iv)  the Form must be certified by a notary.

The following documents have to be sent to the Company’s bookkeeper:

(i)     original Form, duly fulfilled, initialed and signed; and

(ii)   copies of the documents that follows:

➢  Individual (shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

➢  Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The documents must be sent to the Company’s bookkeeper within seven (7) days before the OEGM, in fact, April 24th, 2020 (including), through (i) mail to Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Red Sector – Santo Amaro – São Paulo/SP, Brazil – 04752-005; or (ii) via e-mail: custodiaacionistavotoadistancia@santander.com.br.

After the receipt of such documents, the bookkeeper, within three (3) days, shall inform the shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the shareholder able to regularize it until April 24th, 2020.

The Forms received by the bookkeeper after April 24th, 2020 shall not be considered for voting purposes.

(III)    Delivery of the Remote Voting Form directly to the Company

The shareholder that chooses to exercise the remote voting directly through the Company observe the following instructions in order for the Remote Voting Form to be considered valid and the votes counted:

(i)          all the blank spaces must be duly fulfilled;

(ii)         all the pages must be initialed;

(iii)       the last page must be signed by the Shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force; and

(iv)       the Form must be certified by a notary.

The following documents have to be sent to the Company:

(i)          original Form, duly fulfilled, initialed and signed; and

(ii)         copies of the documents that follows:

•                 Individual (shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

•                 Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

The documents must be sent to the Company within seven (7) days before the Ordinary General Meeting, in fact, until April 24th, 2020 (including) (i) mail to Banco Santander (Brasil) S.A. – Investors Relations – Avenida Presidente Juscelino Kubitschek, 2235 – 26th floor – Vila Olímpia – São Paulo/SP, Brazil –04543-011; or (ii) via e-mail: ri@santander.com.br.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

After the receipt of such documents, the Company, within three (3) days, shall inform the shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the shareholder able to regularize it until April 24th, 2020.

The Forms received by the Company after April 24th, 2020 shall not be considered for voting purposes.

General Information:

➢  in accordance with Article 21-S of CVM Instruction 481, the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão, upon receiving shareholder voting instructions through its respective custody agent, shall not consider any instructions that differ from the same resolution that have been issued by the same CPF or CNPJ registration number; and

➢  after the deadline for remote voting, that is, until April 24th, 2020 (including), the shareholder may not change the voting instructions already sent, unless presented at the Ordinary General Meeting or represented by proxy, upon explicit request to not consider the instructions in the Remote Voting Form submitted before the respective Forms were placed.

3.4. ADRs Holders

Holders of American Depositary Receipts (ADRs) will be entitled to vote on matters listed on the Agenda, according to the same criteria applied to national investors, according to the type of shares (common or preferred) in which their ADRs are backed. The holders of ADRs will be duly instructed by The Bank of New York Mellon, the depositary financial institution of the ADRs backed by the shares of Santander Brasil.

4. Matters to be resolved in the OEGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the OEGM. According to the Call Notice made available to the shareholders, our OEGM shall take resolutions regarding the following matters of the Agenda:

At the Ordinary Shareholders Meeting:

4.1. To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2019, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The documents presented by the management are:

  Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  Comments of the administrative officers on the financial condition of the Company (Exhibit II – Item 10 of the Reference Form);
  Copy of the Financial Statements and Explanatory Notes;
  Opinion of the Independent Auditors;
  Summary of the report of the Audit Committee; and
  Standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, on January 29th, 2020, and for the consolidated financial statements of the Company in accordance with the IFRS as issued by the IASB turned available on February 27th, 2020. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.br and www.santander.com.br/acionistas), according to information shown in Exhibit II of this Manual.

The Company's management proposes that the shareholders examine in detail the management accounts and the Company's Financial Statements so that they can deliberate about their approval.

4.2. To DECIDE on the destination of the net profit of the fiscal year of 2019 and the distribution of dividends

(a) Net Profit Allocation

The Executive Board presents a proposal for the fiscal year 2019 net profit allocation in compliance with the provisions of Article 9, first paragraph, item II and the respective Exhibit 9-1-II to CVM Instruction 481. Said proposal is contained in Exhibit III to this Manual. We recommend the careful reading of said Exhibit.

Net profit corresponds to the result recorded in the fiscal year, after deductions of accumulated losses, provision for income tax and statutory profits of employees and administrators, if applicable.

The net profit of the Company in the fiscal year 2019 was R$ 14,089,180,217.18.

The board proposes the following allocation for the fiscal year 2019 net profit:

1.    The value of R$ 704,459,013.65 to the Legal Reserve account;

2.    The value of R$ 10,800,000,000.00, as dividends and interest on own capital to shareholders, which have been the object of decision in the meetings of the Board of Directors held on March 29, June 28, September 30 and december 27, 2019, of which R$ 4,010,000,000.00 as interest on net equity charged to the value of the mandatory minimum dividends and R$ 6,790,000,000.00 in the form of interim dividends; and

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

3.    The balance of the remaining net profit after the distributions above, to the value of R$ 2,584,721,257.62, for the Dividend Equalization Reserve account, pursuant to Article 36, item III-a of the Company's Bylaws.

The board understands that the proposal for allocation of net profits above was formulated in accordance with the legal and statutory obligations applicable to the Company, and is in line with the goals and strategies of the Company, which is why the board recommends its approval without restrictions.

(b) Distribution of Dividends

As better detailed in Exhibit III of this Manual, the board has approved the distribution to shareholders in the overall amount of R$ 10,800,000,000.00 as dividends and interest on own capital to shareholders, which have been the object of decision in the meetings of the Board of Directors held on March 29, June 28, September 30 and december 27, 2019, of which R$ 4,010,000,000.00 as interest on net equity charged to the value of the mandatory minimum dividends and R$ 6,790,000,000.00 as intercalary dividends. These values correspond to 80.69% of the adjusted net profit of the Company, and were paid to shareholders based on their respective shares in the share capital of the Company.

4.3. To FIX the annual overall compensation of the Company´s management and members of Audit Committee

The management presents a proposal for remuneration of the Company’s management, complying with the provisions of Article 12, items I and II of CVM Instruction 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit IV to this Manual.

In 2019, the Ordinary General Meeting, held on April 26, approved a total annual remuneration for the managers of the Company, in an amount of up to R$ 400,000,000.00 (four hundred million Brazilian Reais) for the 2019 financial year, and for the Audit Committee in an amount of R$ 4,000,000.00 (four million Brazilian Reais) for the same period. Effectively, for the period from January to December, 2019 it was paid to the Company’s management members the amount of R$ 276.918.800,80  (two hundred seventy-six million, nine hundred and eighteen thousand and  eighty hundred Brazilian Reais and eighty cents), being acknowledged that such amount does not include social security duties.

For the period from January to December, 2020, the amount proposed by management as the overall remuneration of the Company’s management members (Board of Directors and Executive Board) is up to R$ 400,000,000.00 (four hundred million Brazilian Reais), covering fixed remuneration, variable remuneration and the portion that is based on shares.

The values do not consider the social security duties, which the estimative for the period from January to December 2020 is to reach the amount of R$ 29.440.000,00 (twenty-nine million, four hundred and forty thousand Reais).

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2020 is of R$ 4,000,000.00 (four million Brazilian Reais).

At the Extraordinary Shareholders Meeting:

4.4. To AMEND the wording of articles 2, 21, 22 and 24 of the Company's Bylaws, in order to modify the rules for the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas

The Company’s management proposes to approve the changes indicated below, with the purpose of allow two Directors to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

Therefore, the following changes to the Company's Bylaws should be made:

a.    Supression of of the sole paragraph of Article 2;

b.   Supression of the third paragraph of Article 21, with the consequent renumbering of the following paragraph;

c.    Suppression of item VII of article 22, with the consequent renumbering of the following items; and

d.   Inclusion of a new second paragraph in Article 24, with the consequent renumbering of the following paragraph.

4.5. To APPROVE the consolidation of the Company’s Bylaws

The proposal above aims to consolidate the Company’s Bylaws due to the amendment proposed on item 4.4 above.

For purposes of complying with article 11 of CVM Normative Instruction 481, the consolidated ByLaws is attached as Exhibit V, with the highlighted proposed changes.

The amendment to the Bylaws of the Company are subject to authorization of the Brazilian Central Bank, according to the applicable laws.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

EXHIBIT I – POWER OF ATTORNEY

POWER OF ATTORNEY

[SHAREHOLDER], [IDENTIFICATION] (“Grantor”), hereby names and appoints as his/her/its attorney(s)-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, brazilian citizen, married, bearer of the identity card OAB/RJ nº 182.414 and registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 124.143.167.13; and BRUNO GARCIA ROSA CARNEIRO, brazilian citizen, married, bearer of the identity card OAB/RJ nº 189.477 and registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 135.562.137-29, both lawyers, residents and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek 2041 and 2235, – Bloco A – Vila Olímpia (“Grantee(s)”), to represent the Grantor, in its capacity as shareholder of Banco Santander (Brasil) S.A. (“Company”), in the Ordinary and Extraordinary General Meeting that are to be held upon first call on April 30, 2020, at 3:00 p.m., at the headquarters of the Company, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2235, 1º mezzanine, Vila Olímpia, and if necessary on second call on a date to be informed in due course, to whom it grants powers to attend the meetings on behalf and for the account of the Grantor, and to, either jointly or severally, irrespective of the order of appointment, examine, discuss and vote following the voting guidelines established below for each one of the items of the Agenda, and on the basis of the Company management’s proposal, as well as sign minutes and the respective Shareholders’ Attendance Book:

At the Ordinary Shareholders Meeting:

(i) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2019, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report:

(    ) In favor           (    ) Against           (    ) Abstain

(ii) To DECIDE on the destination of the net profit of the fiscal year of 2019 and the distribution of dividends:

(    ) In favor           (    ) Against           (    ) Abstain

To FIX the annual overall compensation of the Company´s management and members of Audit Committee:

(    ) In favor           (    ) Against           (    ) Abstain

At the Extraordinary Shareholders Meeting:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

(i) To AMEND the wording of articles 2, 21, 22 and 24 of the Company's Bylaws, in order to modify the rules for the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas:

(    ) In favor           (    ) Against           (    ) Abstain

(ii) Due to the deliberate in item (i), APPROVE the consolidation of the Company's Bylaws:

(    ) In favor           (    ) Against           (    ) Abstain

The Grantees are authorized to abstain from any resolution or act for which they has not received, at their discretion, sufficiently specific voting instructions. The Grantor will keep the Grantees above mentioned free from any and all claims, disputes, demands, losses or damages, of any nature, resulting from the fulfillment of this mandate, except in cases of acts performed with abuse or excess of mandate, under th terms of the current legislation.

This power of attorney will be only valid for the aforementioned Ordinary and Extraordinary General Meetings of the Company.

[Place], [month] [day] of 2020.

_______________________________________________
[signature of the Grantor]

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

EXHIBIT II – COMMENTS OF THE MANAGEMENT TO THE FINANCIAL CONDITION OF THE COMPANY

(Pursuant to item III of article 9 of CVM Instruction 481)

10. Officers comments

10.1 Officers should comment on:

a.       general financial and equity conditions

Santander considers that on the fourth quarter the international environment was marked by events that initially reduced fears about the likelihood of important conflicts on both the geopolitical and economic fronts. Regarding the former, there was no aggravation in the tension in the Middle East on the back of the attack against Saudi Arabian oil refineries. As far as the economic front is concerned, there was an alleviation in the trade war between China and the US in tandem with the permission for the continuation of a coordinated exit of the United Kingdom from the European Union. Consequently, there was an improvement in the international financial conditions, with financial asset prices reaching higher levels than in the previous quarter.

In Brazil, together with the continuity of progress in the discussions about important structural reforms - the pension reform was enacted, while the debate about further measures to curb public expenditures and to change the tax system moved forward - the Company observed better results of economic activity indicators. Apparently, the release of resources linked to private workers’ mandatory savings accounts (FGTS) proved to be efficient to stir up the economy. On top of that the review of the historical series of the GDP unveiled more robust results than previously thought as well pointed to an acceleration of the growth in the third quarter. Formerly, the estimates for the economic expansion in the first and second quarters were -0.1% and 0.4%, respectively both of them in quarterly seasonally adjusted terms. These outcomes were changed to stability in first quarter and expansion of 0.5% in the second one. Besides, the estimate for the third quarter pointed towards an increase of 0.6% QoQ sa, which led market participants more confident on the likelihood of an economic expansion above 1.0% for 2019 as a whole. However, the 0.5% expansion in the fourth quarter compared to the third quarter was below expectations and the Brazilian GDP ended up registering 1.1% growth.

According to Santander’s perception, the mix of international and domestic backdrops turned to be favorable for the performance of the Brazilian financial assets in the fourth quarter, including the exchange rate, which ended up at a stronger level than the one seen in the third quarter - USD/BRL4.03 in December 2019 versus USD/BRL4.16 in September 2019. Moreover, the Company witnessed the stock market index delivering a positive performance as the Ibovespa climbed to 115,645.3 points from the 104,745.3 level in the same comparison.

Additionally, Santander believes that the retreat observed in the Brazilian sovereign credit risk hinted at a higher level of confidence regarding the materialization of further structural reforms that can ensure the sustainability of the Brazilian public indebtedness. Incidentally, given this outlook, Standard & Poor’s a credit risk agency has changed its outlook about the current position granted to Brazil in its ranking and indicated the possibility of an upgrade on it. Hence, whereas the Company observed the 5-year credit default swap dubbed CDS close the third quarter at 136.5 bps, this gage ended up December 2019 at 99.5 bps the lowest - level registered since June 2007.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The Company also considers that the continuity of the process of reducing the basic interest rate promoted by the Brazilian Central Bank in the fourth quarter is another evidence that supported this view that the country is currently undergoing structural changes that will make it possible to return to grow faster and without inflationary pressures. In fact, as the inflation expectations of economic agents for the coming years have remained anchored to the targets set by the National Monetary Council, the national monetary authority has not only reduced the Selic rate target of 5.50% a.a. to 4.50% p.a. in December 2019, as he pointed out that there is still room for possible further reductions - if the inflationary environment was very favorable if it materialized.

Finally, the Bank highlights that concerns about global or national health, including the emergence of pandemic or contagious diseases, such as the recent coronavirus, can adversely affect us. Since December 2019, a new strain of coronavirus has spread in China and other countries. Such events may cause disruption to regional or global economic activity, which may affect our operations and financial results. The extent to which the coronavirus affects our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may arise about the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

(i)      2019

For the year ended December 31, 2019, a Company reported consolidated net income of R$16.6 billion, an increase of 29.9% compared to 2018. Total assets, for the year ended December 31, 2019 December 2019, reached R$762,237 million, an increase of 5.3% in relation to 2018. Shareholders' equity reached R$97.209 million and the adjusted ROAE (excluding the goodwill effect) was 21.3% in 2019.

The Company's Basel capital adequacy index, according to the Brazilian Central Bank rules, was 15.0%, as of December 31, 2019.

As of December 31, 2019, the Company's loan and advances portfolio to customers grew 10.6%, reaching R$347,257 million, compared to R$321,933 million on December 31, 2018.

The following table provides a managerial breakdown of the Company's loans and advances to customers (gross) portfolio by customer category on the dates indicated.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

	For the year ended December, 31			Variations between December 31, 2019 vs. December 31, 2018
	2019	2018	2017	R$ million	%
	(in millions of R$ , except for percentages)
Individuals	156,177	133,603	107,610	22,574	16.9%
Consumers financing	48,421	40,964	33,170	7,457	18.2%
Small and Medium Companies	53,119	49,624	46,879	3,495	7.0%
Large Companies (1)	89,539	97,112	100,171	(7,573)	(0.1)%
Total	347,257	321,303	287,829	25,953	8.1%

 (1)    Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

Total funding of the Company as of December 31, 2019 was of R$519,664 million, a 4.5% increase compared to R$497,512 million on December 31, 2018.

(ii)     2018

In the year ended December 31, 2018, the Company reported a consolidated net income of R$12.8 billion, a 28.9% increase compared to 2017. Total assets in the year ended December 31, 2018, reached R$723,865 million, an increase of 10.8% compared to 2017. Shareholders’ equity reached R$91,882 million and the adjusted ROE (excluding effect of goodwill) was of 21.0% in 2018.

The Basel adequacy rate of the Company, according to the Brazilian Central Bank rules, was 15.1% as of December 31, 2018.

As of December 31, 2018, the gross clients loans and advances portfolio of the Company grew 10.6% and reached R$321,933 million, compared to R$287,829 million as of December 31, 2017.

The chart below presents the management details on the loans and advances portfolio (gross) of the Company per client category on the indicated dates.

	For the year ended December, 31			Variations between December 31, 2018 vs. December 31, 2017
	2018	2017	2016	R$ million	%
	(in millions of R$ , except for percentages)
Individuals	133,603	107,610	91,195	25,993	24.2%
Consumers financing	40,964	33,170	26,608	7,794	23.5%
Small and Medium Companies (1)	49,624	46,879	42,440	2,746	5.9%
Large Companies (2)	97,112	100,171	108,195	(3,059)	(3,1)%
Total	321,303	287,829	268,438	33,474	11,6%

(1)     Companies with annual gross revenue of up to R$ 200 million.

(2)     Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

Total funding of the Company as of December 31, 2018 was of R$497,512 million, a 14.5% increase compared to R$434,620 million on December 31, 2017.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

(iii)  2017

In the year ended December 31, 2017, the Company reported a consolidated net income of R$9.1 billion, a 22.4% increase compared to 2016. Total assets in the year ended December 31, 2017, reached R$645,703 million, an increase of 1.8% compared to 2016. Shareholders’ equity reached R$87,425 million and the adjusted ROE (excluding effect of goodwill) was of 15.4% in 2017.

The Basel adequacy rate of the Company, according to the Brazilian Central Bank rules, was 15.8% as of December 31, 2017.

As of December 31, 2017, the gross clients loans and advances portfolio of the Company grew 7.2% and reached R$287,829 million, compared to R$268,438 million as of December 31, 2016.

The chart below presents the management details on the loans and advances portfolio (gross) of the Company per client category on the indicated dates.

	For the year ended December, 31			Variations between December 31, 2017 vs. December 31, 2016
	2017	2016	2015	R$ million	%
	(in millions of R$ , except for percentages)
Individuals	107,610	91,195	84,578	16,415	18.0%
Consumers financing	33,170	26,608	25,850	6,562	24.7%
Small and Medium Companies (1)	46,879	42,440	43,524	4,439	10.5%
Large Companies (2)	100,171	108,195	113,315	(8,024)	(7.4)%
Total	287,829	268,438	267,266	19,391	7.2%

(1)     Companies with annual gross revenue of up to R$ 200 million.

(2)     Companies with annual gross revenue higher than R$ 200 million, including global corporate clients of the Company.

Total funding of the Company as of December 31, 2017 was of R$434,620 million, a 0.02% reduce compared to R$434,700 million on December 31, 2016.

b.       capital structure:

(1)   Includes non-controlling interest.

(2)   Current Liabilities.

(3)   Total liabilities, except shareholders' equity and current liabilities.

Indebtedness index, according to the formula: third capital / total assets x 100, is 85

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Further, the chart below shows the direct equity interest (common and preferred shares) as of December 31, 2019:

Shareholder	Common shares (thousands)	Common shares (%)	Preferred shares (thousands)	Preferred shares (%)	Total Shares (thousands)	Total Shares %

Sterrebeeck BV (2)	1.809.583	47.39%	1,733,644	47.11%	3,543,226	47.25%
Grupo Empresarial Santander SL	1.107.673	29.01%	1,019,645	27.71%	2,127,317	28.37%
Banco Santander, S.A.	521.964	13.67%	519,268	14.11%	1,041,232	13.89%
Treasury stock	16.702	0.44%	16,701	0.45%	33,521	0.45%
Employees (1)	7.051	0.25%	9,679	0.26%	19,351	0.26%
Other minority shareholders	355.722	9.24%	380,897	10.35%	733,878	9.79%
Total	3.818.695	100%	3,679,833	100%	7,498,525	100%

(1)     Includes members of senior management of the Company.

(2)     An affiliate of Santander Group

(i)    Equity Capital and Interest of Non-Controlling Shareholders

As of December 31, 2019, the Company’s capital was of R$57,000 million, fully paid, and divided into 7,498,531,051 shares, all of them registered, book-entry and with no par value.

Pursuant to the Company’s current Bylaws, the Company’s capital may be increased up to the limit of the authorized capital, irrespective of amendments to the Bylaws, upon a resolution of the Board of Directors of the Company and issuance of up to 9,090,909,090 new shares, whereas the total number of preferred shares shall not exceed 50.0% of the total number of outstanding shares. Any capital increase in excess of such limit requires the approval of the shareholders.

(ii)   Equity and Third-Parties’ Capital

Income from equity instruments for the year ended December 31, 2019 totaled R$19 million, a R$14 million decrease from R$33 million for the year ended December 31, 2018, mainly due to lower dividends received from Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior.

(iii)  Reference Assets – Basel Ratio

The Company’s capital management is based on traditional principles and ongoing monitoring of items that affect the Company’s solvency level. The Company must abide by the Brazilian regulations of capital adjustment according to the rules of the Brazilian Central Bank. In October 2013, the new regulations of capital implementation and the reference assets requirements of the Basel Committee on Banking Supervision (Basel III) came into force in Brazil. The minimum reference assets requirements are currently 11%. The requirement Level I is 6.0%, divided into basic capital of at least 4.5%, mainly comprised of capital stock and reserves of profits, including shares, ownership units, reserves and income earned, and additional capital mainly comprised of certain reserves, and bonds and hybrid instruments as capital authorized by the Brazilian Central Bank.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

According to the new reference assets rules in Brazil, the premium amount in the calculation of the capital base was deducted from the capital base according to the “phase-in” for implementation of Basel III in Brazil, which will be completed until the beginning of 2019. The table below shows the percentage of premium deduction required for each year until 2020:

Basel III Phase in
2015	2016	2017	2018	2019	2020
40%	60%	80%	100%	100%	100%

Source: Brazilian Central Bank; Resolution CMN No. 4,192 March, 2013.

Moreover, if the Basel III requirements were fully implemented on this date, the Company would keep a suitable reference assets index according to the Basel III rules those of the Brazilian Central Bank.

The Basel adequacy rate of the Company, according to the Brazilian Central Bank rules, was 15.04% as of December 31, 2019.

	On December 31,
	2019(1)	2018(1)	2017(1)
	(In millions of R$ , except percentages)
Level I Reference Assets	66,481.7	61,476.7	56,386.0
Principal Capital	61,389.5	56,581.5	52,196.9
Supplementary Capital	5,092.2	4,895.2	4,189.1
Level II Reference Assets	5,083.8	4,887.2	4,250.5
Reference Assets (Level I and II)	71,565.5	66,363.9	60,636.4
Required Reference Assets	475,986.9	440,562.9	35,439.8
Credit Risk Portion (2)	407,786.2	358,955.6	30,034.4
Market Risk Portion (3)	20,235.2	39,231.8	2,391.8
Operational Risk Portion	47,965.5	42,375.6	3,013.6
Level I Basel Ratio	13.97%	13.95%	14.72%
Basel Ratio Principal Capital	12.90%	12.84%	13.62%
Basel Ratio	15.04%	15.06%	15.83%

(1)       Amounts calculated based on consolidated information by Prudential Consolidated.

(2)       For the calculation of capital allocation for Credit Risk, the modifications and inclusions of Brazilian Central Bank (“BACEN”) Official Letter 3714 of August 20, 2014, Bacen Official Letter 3770 of October 29, 2015, which amends Official Letter 3644 of March 4, 2013 were considered.

(3)       It includes portions for exposure to market risk subject to variations on coupon rates in foreign currency, or "PJUR2", price indexes or "PJUR3" and interest rate or "PJUR1 / PJUR4", of the price of goods “commodities” or "PCOM”, of the price of shares classified as negotiation portfolios, or "PACS”, and portions for exposure to gold, foreign currency and transactions subject to currency variation, or “PCAM.”

c.       ability to pay the financial obligations assumed

The Management Board understands that the Company shows financial and equity conditions sufficiently adequate for the payment of their assumed obligations.

The administration of Company's creditworthiness is made dynamically through the implementation of limits and control models, approved and supervised by the Assets and Liabilities Committee (ALCO), which operates according to guidelines and procedures established by Santander Group and the Brazilian Central Bank. The control and management of the creditworthiness are made through the analysis of cash flow positions, structural liquidity and simulations of potential losses of resources under stress scenarios. Also, a plan is prepared containing funding requirements that consider the best structure for the funding sources, in order to achieve the necessary diversification in terms of maturities, instruments and markets, as well as the establishment of contingency plans. These controls, together with the maintenance of a minimum liquidity margin, guarantee sufficient resources to honor client deposits and other obligations, to give loans and financing to clients, fulfill the specific needs of working capital for investment and to cope with occasional risks related to liquidity crisis.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The Company actively managers the risks intrinsic to the activity of commercial bank, such as structural risks of interest rates, liquidity and foreign exchange rates. The objective of the financial management is to turn the net income with interest from commercial activities more stable and recurring, maintaining adequate levels of liquidity and solvency. Financial management also analyses the risk of structural interest rate derived from the divergences between the maturities and review of assets and liabilities in each currency operated by the Company.

The following table shows the intervals between the pricing dates of financial assets and liabilities with different maturity dates, on December 31, 2019, 2018 and 2017, respectively (liquidity position):

2019	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	6,549	13,578	-	-	-	-	20,127
Debt instruments (2)	7,748	1,174	22,926	45,058	35,118	61,307	173,331
Equity instruments	-	-	-	-	-	2,358	2,358
Loans and amounts due from credit institutions	69,135	1,943	21,065	14,525	2,411	153	109,232
Loans and advances to customer	9,452	84,840	43,181	89,624	34,093	65,511	326,701
Derivatives	6,806
Total	99,690	103,428	89,822	152,754	73,573	132,929	652,196

Liabilities:
Financial liabilities at amortized cost:	-	-	-	-	-	-	-
Deposits from credit institutions(1)	391	16,584	49,098	25,656	4,877	2,666	99,272
Customer deposits(1)	69,049	130,872	76,245	43,396	16,923	30	336,515
Marketable debt securities (1)	-	10,675	695	37,269	3,900	21,163	73,702
Subordinated liabilities	-	-	-	-	-	-	-
Debt Instruments Eligible to Compose Capital	-	171	-	10,005	-	-	10,176
Other financial liabilities	10	24,361	14,510	16,679	5	2	55,567
Financial liabilities held for trading:	6,777	9,094	1,961	5,953	6,250	16,230	46,265
Short positions	-	4,749	1,554	1,256	3,748	12,529	23,836
Derivatives	6,776	4,345	406	4,697	2,502	3,702	22,428
Total	76,226	191,757	142,508	138,958	31,955	40,092	621,496

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

2018	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Assets:
Cash and balances with the Brazilian Central Bank	31,324	393	-	-	-	-	31,717
Debt instruments (2)	27	51,256	25,903	13,186	26,368	58,693	175,433
Equity instruments	840	34	232	-	-	-	1,106
Loans and amounts due from credit institutions	57,528	8,449	845	12,740	11	34	79,607
Loans and advances to customer	-	112,215	75,101	63,044	21,398	29,933	301,691
Derivatives	-	13,816	1,240	1,114	1,075	1,118	18,363
Total	89,719	186,163	103,321	90,084	48,852	89,778	607,917

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	1	55,873	18,564	19,851	2,598	2,136	99,023
Customer deposits(1)	65,242	102,942	76,988	42,400	16,624	2	304,198
Marketable debt securities (1)	9,886	11,105	26,741	22,479	5,854	8,447	84,512
Subordinated liabilities	-	-	-	-	-	-	-
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,780	9,780
Other financial liabilities	66	31,567	36	18,086	-	28	49,783
Financial liabilities held for trading:	206	7,640	8,864	32,419	605	1,428	51,162
Short positions	206	-	1,140	31,349	-	-	32,695
Derivatives	-	7,640	7,724	1,070	605	1,428	18,467
Total	75,607	216,767	140,057	167,654	26,286	23,249	649,620

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

2017	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Assets:
Cash and balances with the Brazilian Central Bank	67,033	15,071	18,762	-	-	-	100,866
Debt instruments (2)	609	1,887	21,978	31,670	19,379	45,732	121,255
Equity instruments	66	124	305	842	-	293	1,630
Loans and amounts due from credit institutions	18,710	1,753	183	10,382	18	1,254	32,300
Loans and advances to customer	31,066	70,302	61,287	63,375	17,796	28,594	272,420
Loans and Receivables – Debt instruments	933	476	3,520	7,445	3,912	1,331	17,617
Held to maturity investments	-	-	-	474	1,169	8,571	10,124
Derivatives
Total	118,417	90,040	107,069	123,658	46,632	87,749	573,565

Liabilities:
Financial liabilities at amortized cost:	-	-	-	-	-	-	-
Deposits from credit institutions(1)	1	55,873	18,564	19,851	2,598	2,136	99,023
Customer deposits(1)	65,242	102,942	76,988	42,400	16,624	2	304,198
Marketable debt securities (1)	9,886	11,105	26,741	22,479	5,854	8,447	84,512
Subordinated liabilities	-	-	-	-	-	-	-
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,780	9,780
Other financial liabilities	66	31,567	36	18,086	-	28	49,783
Financial liabilities held for trading:	206	7,640	8,864	32,419	605	1,428	51,162
Short positions	206	-	1,140	31,349	-	-	32,695
Derivatives	-	7,640	7,724	1,070	605	1,428	18,467
Total	75,607	216,767	140,057	167,654	26,286	23,249	649,620

(1)     Include obligations that may have early enforceability, such as: demand deposits and time deposits, repurchase transactions with clients, LCI and LCA.

The following table shows the financial assets and liabilities by national currency and foreign currency, on December 31, 2019, 2018 and 2017 (currency position):

	On December 31,
	2019		2018		2017
	National Currency	Foreign Currency	National Currency	Foreign Currency	National Currency	Foreign Currency
	(in millions of R$ )
Assets
Cash and balances with the Brazilian Central Bank	20,127	15,250	16,651	15,065	100.740	126
Debt instruments	164,447	8,885	166,743	8,690	137.240	11.666
Equity securities	2,358	—	1,106	—	1.624	15.364
Loans and other amounts with credit institutions, gross	107,694	1,553	79,167	17,902	17.005	15.364
Loans and advances to customers, gross	347,257	—	304,031	—	269.126	18.703
Total	641,883	25,688	567,698	42,111	525.915	45.865

Liabilities
Financial liabilities at amortized cost
Deposits from Brazilian Central Bank and Credit Institutions	58,283	40,988	74,160	24,863	56,563	22,812
Customer deposits	336,515	—	304,198	—	276,042	—
Securities obligations	64,987	8,715	70,109	4,517	68,335	1,912
Subordinated liabilities	—	—	9,886	—	519	—
Capital-Eligible Debt Instruments	10,176	—	—	9,780	8,435	—
Other financial liabilities	60,885	—	51,729	—	44,261	—
Total	530,846	49,703	510,082	39,160	454,155	24,724

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Information related to the analysis of sensitivity of operation portfolios and banking generated by the Company’s corporate systems and the structure of risk management is available in items 10.2.b and c.

d.       sources of financing for working capital and for investments in non-current assets used

The following table presents details of the capital-raisings made on the indicated dates

	On December 31,
	2019	2018	2017
	(in millions of R$ )
Customer Deposits	336,515	304,198	276,042
Checking account	29,524	18,854	17,560
Savings Account	49,040	46,068	40,572
Time deposits	175,994	190,983	146,818
Repurchase agreements	81,957	48,293	71,092
Transactions backed by Private Bonds (1)	8,743	6,978	33,903
Transactions backed by Public Bonds (1)	73,214	41,315	37,189
Deposits from the Brazilian Central Bank and deposits from credit institutions	99,271	99,023	79,374
Demand deposits (1)	685	710	306
Time deposits (2)	56,602	47,227	52,739
Repurchase agreements	41,984	51,086	26,329
Transactions backed by Private Bonds (1)	9,506	6,978	-
Transactions backed by Public Bonds(1)	32,478	44,108	26,329
Total deposits	435,786	403,221	355,416
Debt securities	73,702	74,626	70,247
Agribusiness Credit Bills	14,777	11,925	8,854
Financial Bills	27,587	30,721	31,686
Real Estate Credit Notes	21,266	27,160	27,714
Eurobonds and other securities	10,072	4,820	1,993
Debt instruments Eligible to Establish Capital	10,176	9,780	8,437
Subordinated Debt	-	9,886	519
Total Funding	519,664	497,513	434,619

__________________

(1)     They basically refer to repurchase transactions backed by own debentures.

(2)      Includes transactions with credit institutions resulting from debt facilities to export and import, on lending in the country (BNDES and Finame) and from abroad, and other foreign debt facilities.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

(i)    Deposits

•        Customer Deposits. Our balance of customer deposits was R$336.5 billion on December 31, 2019, R$304.2 billion on December 31, 2018, and R$276.0 billion on December 31, 2017, representing 64.8%, 61.1% and 63.5% of our total funding, respectively.

•        Current Accounts: Our balance of current accounts was R$29.5 billion on December 31, 2019, R$18.9 billion on December 31, 2018 and R$17.6 billion on December 31, 2017, representing 6.8%, 4.7%, and 4.9% of total deposits, respectively.

•        Customer Savings Deposits: Our balance of customer savings deposits was R$49.0 billion on December 31, 2019, R$46.1 billion on December 31, 2018 and R$40.6 billion on December 31, 2017, representing 11.3%, 11.4% and 11.4% of total deposits, respectively.

•        Customer Time Deposits: Our balance of customer time deposits was R$176.0 billion on December 31, 2019, R$191.0 billion on December 31, 2018 and R$146.8 billion on December 31, 2017, representing 40.4%, 47.4% and 41.3% of total deposits, respectively.

•        Customer Deposits—Repurchase Agreements: We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements increased to R$82.0 billion on December 31, 2019 from R$48.3 billion on December 31, 2018 and R$71.1 billion on December 31, 2017, representing 18.8%, 12.0% and 20.0% of total deposits, respectively.

(ii)   Deposits from Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$99.3 billion on December 31, 2019, R$99.0 billion on December 31, 2018 and R$79.4 billion on December 31, 2017, representing 22.8%, 24.6% and 22.3% of the total deposits, respectively.

It also includes Obligations for Loans and Domestic Transfers:

•        Borrowings. We have relationships with banks all over the world, providing credit lines as foreign currency-linked (either to the U.S. dollar or to a basket of foreign currencies). We apply the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.

•        Domestic Onlendings. We onlend from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of lending is known as “repassing” or “onlending.” Because the repassed funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over the cost of funds. We, however, retain the commercial credit risk of the borrower and therefore have discretion in the lending decision and application of the credit criteria. This type of funding is not affected by compulsory deposit requirements. The onlending is generally secured or guaranteed, although this is not required by the terms of the onlending.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

(iii)  Other Methods of Funding

(iii.1)    Marketable Debt Securities

Our balance of marketable debt securities was R$73.7 billion on December 31, 2019, R$74.6 billion on December 31, 2018 and R$70.2 billion on December 31, 2017, representing 14.2%, 15.0% and 16.2% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances. The balance for these instruments reached R$14.8 billion on December 31, 2019, R$11.9 billion on December 31, 2018, and R$8.9 billion on December 31, 2017.

Treasury bill instruments (Letras financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$150,000 for senior transactions. Our balance of treasury bills instruments totaled R$27.6 billion as of December 31, 2019, a 10.2% decrease from December 2018.

Real estate credit notes (Letras de Crédito Imobiliário) decreased 21.7%, from R$27.2 billion on December 31, 2018 to R$21.3 billion on December 31, 2019.

The Company undertake issuances of securities, including under our U.S.$10,000,000,000 Global Medium Term Notes Program. Our balance of bonds and other securities was R$10.1 billion on December 31, 2019 and R$4.8 billion on December 31, 2018. This change was principally due to the non Replacement of certain debt instruments reaching maturity.

(iv)  Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

The bank have issued U.S. dollar-denominated Notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure. As of December 31, 2019 the balance for both Tier 1 and Tier 2 debt instruments was R$10.2 billion compared to R$9.8 billion as of December 31, 2018. This variation was caused by:

a)   new issuances on November 2018 as of:

i.             R$1.25 billion bearing interest at 7.25% per year with no maturity (perpetual) and interest paid semiannually, as of May 8, 2019; and

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

ii.       R$1.25 billion bearing interest at 6.125% per year maturing in November 2028 and interest paid semiannually, as of May 8, 2019.

b) The reclassification of the balances of December 31, 2017 to Subordinated Liabilities as approved by the Brazilian Central Bank on December 17, 2018, as of the date of their issuance, Levels I and II of Regulatory Capital must be excluded.

The issuances generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

(v)   Subordinated Debt

As of December 31, 2019, the Company had no subordinated debt.

e.       Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

Due to the Company’s stable and diversified sources of fund raising, which include a large deposit base of its clients as detailed in item 10.1.d above, the Company historically has not had liquidity problems.

As part of management of the liquidity risk, the Company has a formal plan with measures to be adopted in scenarios of crisis of systemic liquidity and/or arising out of possible risk to the image of the Company. This liquidity contingency plan contains attention parameters, in addition to measures and preventive actions to be taken at moments of liquidity deficiency, if the reserves are below certain parameters.

As sources of financing for working capital and for investments in non-current assets that it uses to cover liquidity deficiencies, the following resources may be used: (i) deposit funding; (ii) issuance of bonds; (iii) repurchase transactions with public/private bonds; (iv) review of transfer prices; (v) establishment of more restrictive credit policies; and (vi) release of guarantee margin at B3.

f.        levels of indebtedness and the characteristics of such debts, describing also:

(i)    Relevant loan and financing agreements

          There are no loan agreements or other debt instruments that management deems to be relevant to the Company, except for the securities representing debt issued by the Company described in Section 18 of the Reference Form.

(ii)   Other long-term relationships with financial institutions

The Company’s primary resource sources are local deposits in the modalities demand, savings and long-term, aligned with other Brazilian banks, as well as fundraising in the open market – own securities and Federal Government securities with buy back commitment ("repurchase agreements").

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The Company also has deposits with credit institutions referring to debt facilities to export and import with banks abroad, and to be applied in commercial foreign exchange operations, related to financing of export and import. The Company is also a party to long-term obligations through on lendings, all in accordance with the operational policies of BNDES System.

(ii.1)     Eurobonds and Securitization Notes - MT100

External issuance of bonds designated in foreign currency includes bonds and other securities (Eurobonds and Structured Notes). The following table shows the detailed composition of Eurobonds.

	Issuance	Maturity	Currency	Interest rate (p.a)	2017	2018	2019
Eurobonds	2017	2018	USD	2.4%	-	-	1,196
Eurobonds	2017	2019	USD	Libor 3M + 1.0%	-	194	166
Eurobonds	2017	2020	BRL	4.4%	929	639	541
Eurobonds	2018	2021	BRL	4.4%	63	855	-
Eurobonds	2018	2024	USD	2.4% to 10.0%	665	19	-
Eurobonds	2018	2019	USD	Zero Coupon to 9%	-	197	-
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95%	-	35	-
Eurobonds	2018	2020	USD	LIBOR 3M + 0.95%	37	1,211	-
Eurobonds	2018	2019	USD	LIBOR 1M + 1.5%	-	1,288	-
Eurobonds	2019	2020	USD	0% to 4.4%	3,557	-	-
Eurobonds	2018	2025	USD	Up to 9%	1,428	-	-
Eurobonds	2018	2024	USD	6.6% to 6.7%	1,260	-	-
Eurobonds	2019	2027	USD	CDI + 6.4%	727
Others					49	79	90
Total					8,715	4,517	1,993

(ii.2)     Subordinated debts

The Company uses subordinated debt instruments in its fundraising structure, represented by securities issued according to the rules of the Brazilian Central Bank, which are used as Reference Assets – Level II, in order to form the operational limits, including Subordinated CDBs, deposit certificates issued by the Company in the local market, in several issuances, at interest rates updated by CDI or IPCA. The following table shows the detailed composition of subordinated debts:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Thousands of Reais	Issuance	Maturity (1)	Amount (millions)	Interest rate	2019	2018	2017
Subordinated Liabilities	may-08	may-15 to may-18	R$ 283	CDI (2)	-	-	109
Subordinated Liabilities	may-08 to jun-08	may-15 to may-18	R$ 268	IPCA (3)	-	-	410
Tier I (1)	jan-14	Without term (Perpetual)	R$ 3,000	7375%	-	4,907	-
Tier II (2)	jan-14	jan-24	R$ 3,000	6000%	-	4,979	-
Total					-	9,886	519

(1)   Subordinated time deposits issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.

(2)   Indexed by 100% and 112% of the CDI.

(3)   Indexed by the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

(4)   On December 18, 2018, the Bank issued an approval for the repurchase of the Notes issued on January 29, 2014, which resulted in the reclassification of these instruments from the Series of Eligible Debt Instruments to Subordinated Debt Capital.

(iii)      Level of subordination between the debts

In case of judicial or extra-judicial liquidation of the Company, there is an order of distribution for payment of the creditors of the bankruptcy estate as provided for in law, which must be respected in accordance with Brazilian legislation in force at the time. Specifically, in regard to the financial debts that form the Company’s indebtedness, the following order of payment must be followed asset-backed debts, unsecured debts and subordinated debts. It is worth mentioning that, as to asset-backed debts, the creditors prefer them to the others up to the limit of the collateral and, to the extent of exceeding, their credits will be included in the payment order of the unsecured creditors. Among unsecured creditors there is no level of subordination, as well as there is no level of subordination among the many subordinated creditors.

(iv)  any restrictions imposed on the Company, particularly in relation to limits of indebtedness and contracting of new debts, to distribution of dividends, to sale of assets, to issuance of new securities and to the sale of equity control, and whether the Company has been respecting such restrictions

As to the bonds issued abroad, whose descriptions of transactions and programs are presented in Item 18.10 of the Reference Form, the main restrictions imposed on the issuer, existing in facility agreements, are also described in the same item, more specifically in sessions 18.10.I.h.(v) and 18.10.II.h.(v).

g.   limits of loans taken out and percentages already used

The information requested in this item does not apply to financial institutions. However, the Company is subject to he parameters determined by monetary authorities, in accordance with the Basel principles.

h.   significant alterations in each item of the financial statements

(i)    Assets and Liabilities (in million Reais):

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Assets	2019	2018	Var. 2019x2018	2017	Var. 2018x2017
Cash and Balances With The Brazilian Central Bank	20,127	19,464	3.4%	20,642	-5.7%
Financial Assets Held For Trading	0	0	0	86,271	-100.0%
Financial Assets Measured At Fair Value Through Profit Or Loss	32,342	43,712	-26.0%	0	100.0%
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	57,021	68,852	-17.2%	0	100.0%
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	171	917	-81.4%	0	100.0%
Other Financial Assets At Fair Value Through Profit Or Loss	0	0	0	1,692	-100.0%
Available-For-Sale Financial Assets	0	0	0	85,823	-100.0%
Financial Assets Measured At Fair Value Through Other Comprehensive Income	96,120	85,437	12.5%	0	100.0%
Held to Maturity Investments	0	0	0	10,214	-100.0%
Loans and Receivables	0	0	0	355,247	-100.0%
Financial Assets Measured At Amortized Cost	474,681	429,731	10.5%	0	100.0%
Hedging Derivatives	340	344	-1.2%	193	78.2%
Non-Current Assets Held For Sale	1,325	1,380	-4.0%	1,155	19.5%
Investments in Associates and Joint Ventures	1,071	1,053	1.7%	867	21.5%
Tax Assets	33,599	31,566	6.4%	28,826	9.5%
Other Assets	5,062	4,800	5.5%	4,578	4.8%
Tangible Assets	9,782	6,589	48.5%	6,510	1.2%
Intangible Assets	30,596	30,020	1.9%	30,202	-0.6%
Total Assets	762,237	645,703	18.0%	634,393	1.8%

Liabilities and Stockholders' Equity	2019	2018	Var. 2019x2018	2017	Var. 2018x2017
Financial Liabilities Held For Trading	0	0	0	49,323	-100.0%
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	46,065	50,939	-9.6%	0	100.0%
Financial Liabilities Measured At Fair Value Through Profit Or Loss	5,319	1,946	173.3%	0	100.0%
Financial Liabilities at Amortized Cost	575,230	547,295	5.1%	478,881	14.3%
Hedging Derivatives	201	224	-10.3%	163	37.4%
Provisions	16,332	14,696	11.1%	13,987	5.1%
Tax Liabilities	10,960	8,075	35.7%	8,248	-2.1%
Other Liabilities	10,921	9,095	20.1%	8,013	13.5%
Total Liabilities	665,028	632,270	5.2%	558,615	13.2%
Stockholders' Equity	96,736	91,944	5.2%	87,425	5.2%
Other Comprehensive Income	-86	-879	-90.2%	-774	13.6%
Stockholders' Equity Attributable to the Parent	96,650	91,065	6.1%	86,651	5.1%
Total Stockholders' Equity	97,209	91,595	6.1%	87,088	5.2%
Total Liabilities and Stockholders' Equity	762,237	723,865	5.3%	645,703	12.1%

Please find below the main variations in accounts of the balance sheet for the years 2019, 2018 and 2017.

The Company's total assets reached, on December 31, 2019, R$762,237 million, an increase of 5.3% in comparison with 2018, whose total assets reached R$723,865 million, 12.1% higher than the year ended on 31 December 2017, in the amount of R$645,703 million.

The portfolio of loans and advances to gross customers, without guarantees and sureties, totaled R$352,027 on December 31, 2019, an increase of 4.2% compared to R$337,872 million on December 31, 2018, an increase of 16.5% compared to R$290,037 million on December 31, 2017. The Individual segment grew by 17.2% compared to 2018, followed by an increase of 16.3% in the consumer finance segment.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

As of December 31, 2018, total deposits reached R$ 435,786, representing 57.2% of total liabilities and shareholders' equity. As of December 31, 2018, total deposits reached R$ 403,221 million, representing 55.7% of total liabilities and shareholders' equity. As of December 31, 2017, total deposits reached R$ 355,417 million, representing 55.0% of total liabilities and shareholders' equity. Time deposits represented on December 31, 2018, 2017 and 2016, respectively, 59.1%, 59.1% and 56.1% of total deposits.

The balance of deposits on December 31, 2019 increased by 8.1% over the previous year, basically due to the 8.0% growth in time deposits. The deposit balance at December 31, 2018 increased by 13.4% over the previous year, mainly due to the 19.4% growth in time deposit operations and the 2% increase in repurchase agreements. The balance of deposits on December 31, 2017 increased by 9.0% in relation to the previous year, mainly due to the 38.6% growth in time deposit operations and the 25% decrease in repo operations.

Consolidated shareholders' equity totaled R$ 96,650 million on December 31, 2019, R$ 91,065 million on December 31, 2018 and R$ 86,651 million on December 31, 2017, with an increase of 5.3% on December 31, 2019 in relation to 2018 and an increase of 5.1% on December 31, 2018 in relation to 2017. The evolution of shareholders' equity in the year is mainly due to the growth in revenues, net income for the period in the amount of R$ 16,631 million and reduced the highlight of Dividends and Interest on Equity in the amount of R$ 10,800 million.

10.2. Directors should comment:

The. results of the Company's operations:

Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

Executive Summary – Santander Brasil Results at a glance

Total Income amounted to R$58,769 million in 2019, an increase of 18.7% in comparison with the year ended December 31, 2018, reflecting the good performance of our business lines. Excluding the effects of the hedge for investment abroad, our total income would have amounted to R$60,033 million in the year, an increase of 8.4% compared to the same period of the previous year.

Consolidated Profit for 2019 totaled R$16.6 million, in the year ended December 31, 2019, 29.9% increase over the year ended December 31, 2018, as a result of an increase in net interest income and net fees and commissions as well as lower losses in gains/losses on financial assets and liabilities (net) and exchange differences (net).

 Loan Portfolio to customers amounted R$347 billion as of December 2019, an increase of 7.9% compared to December 31, 2018, mainly due to an increase in loans to individuals and consumer finance portfolio.

Credit Quality remains at reasonable levels and support our growth. Impaired assets to credit risk ratio was 6.0% for the year ended December 31, 2019, a 0.1 p.p. decrease as compared the previous year. Coverage ratio was 96.6% in the year ended December 31, 2019, a 5.8 p.p. decrease to 102.4% the year ended December 31, 2018. Basel Capital adequacy ratio was 15.04% in the year ended December 31, 2019, a decrease of 0.02% compared to the year ended December 31, 2018.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 8.1% to R$436 billion in 2019.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31,
	2019	2018	2017	% Change	%Change
				2019/2018	2018/2017
	(in millions of R$, except percentages)
Net interest income	44,321	41,921	34,946	5.7	20.0
Income from equity instruments	19	33	83	(42.0)	(60.8)
Income from companies accounted for by the equity method	149	66	72	126.6	(8.4)
Net fee and commission income	15,713	14,132	12,722	11.2	11.1
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(326)	(5,589)	1,574	(94.2)	(455.1)
Other operating income (expenses)	(1,108)	(1,056)	(672)	4.9	57.1
Total income	58,769	49,507	48,725	18.7	1.6
Administrative expenses	(16,942)	(16,792)	(16,121)	0.9	4.2
Depreciation and amortization	(2,392)	(1,740)	(1,662)	37.5	4.7
Provisions (net)	(3,682)	(2,000)	(3,309)	84.1	(39.6)
Impairment losses on financial assets (net)	(13,370)	(12,713)	(12,338)	5.2	3.0
Impairment losses on other assets (net)	(131)	(508)	(457)	(74.1)	11.3
Other nonfinancial gain (losses)	20	156	(324)	(86.9)	(148.2)
Operating profit before tax	22,273	15,910	14,514	40.0	9.6
Income tax	(5,642)	(3,110)	(5,376)	81.4	(42.2)
Consolidated profit for the year	16,631	12,800	9,138	29.9	40.1

Our consolidated profit for the year ended December 31, 2019 was R$16,631 million, an increase of R$3,832 million, or 29.9%, as compared to our consolidated profit of R$12,800 million for the year ended December 31, 2018 as a result of:

(i)    an increase of R$2,400 million in net interest income mainly due to the growth in our loan portfolio driven by our commercial banking segment;

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

(ii)   an increase of R$1,581 million in net fees and commission, primarily as a result of an increase of R$722 million in revenues from credit and debit cards, an increase of R$417 million in revenues from sale of insurance and premium bonds, an increase of R$295 million in revenues from capital markets and an increase of R$138 million in revenues from current account services. These increases were explained for the expansion of our customer base, greater loyalty and higher transactionality.

Our consolidated profit for the year ended December 31, 2018 was R$12,800 million, an increase of R$3,662 million, or 40.1%, as compared to our consolidated profit of R$9,138 million for the year ended December 31, 2017 as a result of:

(i)  an increase of R$6,975 million in net interest income mostly driven by growth in our loan portfolio driven by our commercial banking segment;

(ii)  an increase of R$1,410 million in net fees and commissions, primarily as a result of: (a) an increase of R$571 million in revenues from credit and debit cards; (b) an increase of R$370 million in revenues from current account services; and (c) an increase of R$354 million in revenues from insurance and premium bonds. These increases were in turn due to an 11.6% increase in our total active customer base and a 24.8% increase in the number of loyal customers; and

(iii) a decrease of R$7,163 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), both of which include the effects of the hedge for investment held abroad.

Net Interest Income

Net interest income for the year ended December 31, 2019 was R$44,321 million, a 5.7% or R$2,400 million increase from R$41,921 million for the year ended December 31, 2018. This increase was mainly explained by a 7.9% increase in the volume of our credit portfolio, driven by individuals and consumer finance.

Average total earning assets in 2019 were R$655.2 billion, a 7.8% or R$47.1 billion increase from R$608.0 billion in 2018. The principal drivers were an increase of R$45.9 billion, or 81.8%, in the average of loans and amounts due from credit institutions, a R$18.5 billion increase in average of loans and advance to customers and a R$14.7 billion increase in average of debit instruments, which were partially offset by a R$32.3 billion decrease in average of cash on balances with the Brazilian Central Bank. Net yield (the net interest income divided by average earning assets) was 6.8% in 2019 compared to 6.9% in 2018, an decrease of 0.1 p.p.

Average total interest-bearing liabilities in 2019 were R$491.2 billion, a 6.0% or R$27.8 billion increase from R$463.4 billion in 2018. The main drivers of this growth were an increase of R$18.0 billion in customer deposits, an increase of R$5.3 billion in deposits from the Brazilian Central Bank and deposits from credit institutions and an increase of R$4.7 billion in marketable debt securities.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.3% in 2019 as compared to 5.4% in 2018, mainly due to a decrease in the cost of funding, associated with the overall reduction in Brazil’s interest rate from 6.50% in 2018 to 4.5% in 2019.

Net interest income for the year ended December 31, 2018 was R$41,921 million, a 20.0% or R$6,975 million increase from R$34,946 million for the year ended December 31, 2017. This increase was mainly due to an 11.6% increase in the volume of our credit portfolio which was primarily concentrated in our commercial banking segment, and which was partially offset by a decrease in our revenues from deposits as a result of the interest rate being lower in the fiscal year ended December 31, 2018 than the fiscal year ended December 31, 2017.

Average total earning assets in 2018 were R$608.0 billion, a 9.3% or R$51.8 billion increase from R$556.2 billion in 2017. The principal drivers were an increase of  R$32.6 billion increase in the average of loans and amounts due to credit institutions, a R$26.8 billion, or 9.7%, in the average of loans and advances to customers, and a R$17.3 billion increase in average of debt instruments, which were partially offset by a R$ 24.3 billion decrease in average of cash on balances with the Brazilian Central Bank. Net yield (the net interest income divided by average earning assets) was 6.9% in 2018 compared to 6.4% in 2017, an increase of 0.5 p.p.

Average total interest-bearing liabilities in 2018 were R$463.4 billion, an 11.2% or R$46.6 billion increase from R$416.8 billion in 2017. The main drivers of this growth were an increase of R$41.3 billion in customer deposits, an increase of R$13.4 billion in deposits from the Brazilian Central Bank and deposits from credit institutions and an increase of R$2.4 billion in subordinated debts, which were offset by a decrease of R$10.5 billion in marketable debt securities.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.4% in 2018, as compared to 4.1% in 2017, mainly due to our Commercial Banking segment accounting  for a greater share in our total results and a decrease in the cost of funding, associated with the overall reduction in Brazil’s interest rate.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2019 totaled R$19 million, a R$14 million decrease from R$33 million for the year ended December 31, 2018, mainly due to lower dividends received from Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior.

Income from equity instruments in 2018 totaled R$33 million, a R$50 million decrease from R$83 million for the year ended December 31, 2017. This decrease was primarily due to a receipt of dividends of Rio Alto Gestão de Creditos e Participações S.A. that did not occur in 2018.

Income from Companies Accounted for by the Equity Method

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Income from companies accounted for by the equity method for the year ended December 31, 2019 was R$149 million, an R$84 million increase from R$66 million for the year ended 2018, mainly due to an increase of R$59 million in the result of operations of Banco RCI Brasil S.A., a jointly-controlled company, an increase of R$19 million in the results of operations of Tecban (Tecnologia Bancária S.A.), a jointly-controlled company and an increase of  R$12 million in the results of operations of Webmotors S.A., a jointly-controlled company. These improved results were partially offset by a decrease of R$5 million in the results of operations of Gestora de Inteligência de Crédito S.A., a jointly-controlled company and a R$2 million reduction in the results of operations of Santander Auto S.A., a jointly-controlled company.

Income from companies accounted for by the equity method for the year ended December 31, 2018 was R$66 million, a R$6 million decrease from R$72 million for the year ended December 31, 2017. This increase was mainly due to the positive results of operations of Banco RCI Brasil S.A., a jointly-controlled company, which were partially offset by negative results of operations of Webmotors S.A., a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2019 reached R$15,713 million, an increase of 11.2% or R$1,581 million compared to R$14,132 million for the year ended December 31, 2018. This increase was mainly due to an increase of R$722 million in revenues from credit and debit cards, R$417 million in revenues from sale of insurance and premium bonds, R$295 million in revenues from capital markets and R$138 million from revenues from current account services.

Net fees and commissions for the year ended December 31, 2018 reached R$14,132 million, a 11.1%, or R$1,410 million, increase from R$12,722 million for the year ended December 31, 2017. This increase was mainly due to an increase of R$571 million in revenues from credit and debit cards, R$370 million in revenues from current account services, R$354 million in revenues from insurance and premium bonds.

Net fees and commissions from credit and debit cards totaled R$4,986 million for the year ended December 31, 2019, an increase of 16.9% compared to the year ended December 31, 2018. This increase was as a result of a higher turnover (R$236.4 billion in the fiscal year ended December 31, 2019 as compared to R$201.6 billion the fiscal year ended December 31, 2018.

Net fees and commissions from credit and debit cards totaled R$4,264 million for the year ended December 31, 2018, an increase of 15.5% compared to the year ended December 31, 2017. This increase was primarily due to a higher transaction volume (2,338.2 million in the year ended December 31, 2018 as compared to 1,987.6 million the year ended December 31, 2017).

Net fees and commissions from insurance and premium bonds totaled R$3,586 million for the year ended December 31, 2019, a 13.1% increase compared to the year ended December 31, 2018, mainly due to credit life insurance associated to the good evolution of the portfolio.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Net fees and commissions from insurance and premium bonds totaled R$3,169 million for the year ended December 31, 2018, an increase of 12.6% compared to the year ended December 31, 2017, mainly due to credit life insurance associated with portfolio dynamics.

Revenues from fees and commissions charged in connection with capital markets totaled R$1,211 million for the year ended December 31, 2019, an increase of 32.2% compared to the year ended 2018, mainly due to an increase of R$263 million in revenues from securities underwriting and placement and an increase of R$32 million in revenues from administration and custody.

Revenues from fees and commissions charged in connection with capital markets totaled R$916 million for the year ended December 31, 2018, an increase of 4.9% compared to the year ended 2017, mainly due to an increase in revenues from securities placements.

Net fees and commissions from current account services totaled R$4,051 million for the year ended December 31, 2019, an increase of 3.5% compared to the year ended 2018 driven by the expansion of our active current account holders due to greater customer loyalty.

Net fees and commissions from current account totaled R$3,913 million for the year ended December 31, 2018, an increase of 10.4% compared to the year ended December 31, 2017 explained by the growth of digital transactions and the increase of active current account holders.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31
	2019	2018	2017	% Change 2019/2018	%Change 2018/2017
		(in millions of R$, except percentages)
Current account services	4,051	3,913	3,544	3.5	10.4
Collection and payment services	1,313	1,291	1,152	1.7	12.1
Insurance and capitalization	3,586	3,169	2,815	13.2	12.6
Asset Management and pension funds	1,434	1,289	824	11.2	56.4
Credit and debit cards	4,986	4,264	3,692	16.9	15.5
Capital markets	1,211	916	873	32.2	4.9
Trade finance	1,317	1,228	956	7.2	28.5
Tax on services	(622)	(671)	(526)	(7.3)	27.6
Others	(1,562)	(1,266)	(608)	23.4	108.2
Total	15,713	14,133	12,722	11.2	11.1

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2019 were losses of R$326 million, a reduction of R$5,263 million  in losses from R$5,589 million for the year ended December 31, 2018. This variation is mainly due to gains of R$5,156 million related to financial assets measure at fair value through profit or loss held and gains of R$ 17.9 million related to exchange differences (net). Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were gains of R$938 million for the year ended December 31, 2019, a R$660 million increase from gains of R$278 million compared to the year ended December 31, 2018 mainly due to the positive results in our derivative positions. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure.

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2018 were losses of R$5,589 million, a decrease of R$7,163 million from gains of R$1,574 million for the year ended December 31, 2017. This variation is mainly due to a decrease of R$5,057 million in derivatives transactions as a consequence of our results on investment abroad, which was offset by the same amount in income taxes. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were R$278 million for the year ended December 31, 2018, a 88.3% decrease from R$2,384 million compared to the year ended December 31, 2017, primarily due to positive results in our derivative positions as a result of market volatility which occurred in the fiscal year ended December 31, 2017 and did not occur in the fiscal year ended December 31, 2018. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure.

The following table presents our gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net) for the periods indicated.

	For the Year Ended December 31
	2019	2018	2017	% Change 2019/2018	%Change 2018/2017
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(326)	(5,589)	1,574	(94.2)	(455.1)
Effects of the hedge for investment held abroad	1,264	5,867	810	(78.5)	624.3
Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding Hedge Impact(1)	938	278	2,384	237.7	(88.4)

(1)   Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2019 were expenses of R$1,108 million, an increase of R$52 million compared to expenses of R$1,056 million for the year ended December 31, 2018. Other operating income/expenses for the year ended December 31, 2018, were expenses of R$1,056 million, an increase of R$384 million compared to expenses of R$672 million for the year ended December 31, 2017, mainly due to assets we received as guarantees from our customers.

Administrative Expenses

Administrative expenses for the year ended December 31, 2019 were R$16,942 million, a R$149 million increase compared to expenses of R$16,792 million for the year ended December 31, 2018. For the year ended December 31, 2018, our administrative expenses of R$16,792 million reflected a R$672 million increase compared to administrative expenses of R$16,121 million for the year ended December 31, 2017. The performance in both periods is primarily attributed to the increase in: (i) personnel expenses, which are in line, with our meritocratic culture and the performance of our business; and (ii) data processing expenses line in order to support the increase in the volume of our customer transactions.

Personnel expenses increased R$122 million for the year ended December 31, 2019, as a consequence of the increase in the benefits line and higher wages and salaries with a result of the renegotiation of our collective bargaining agreement. In the year ended December 31, 2018,  our personnel expenses increased R$269 million compared to the same period in 2017. This performance can be attributed to the increase in wages and salaries and social security costs and benefits, which are in line with our meritocratic culture and the performance of our business.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	%Change 2018/2017
	(in millions of R$, except percentages)
Wages and salaries	5,876	5,813	5,714	1.1	1.7
Social security costs	1,277	1,405	1,381	(9.1)	1.7
Benefits	1,492	1,387	1,309	7.5	6.0
Training	66	63	58	4.8	8.6
Other personnel expenses	617	538	475	14.7	13.3
Total	9,328	9,206	8,937	1.3	3.0

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Other administrative expenses increased R$28 million to R$7,614 million for the year ended December 31, 2019 from R$7,586 million for the year ended December 31, 2018, mainly due to a R$272 million increase in technology and systems, a R$91 million increase in advertising, R$83 million increase in specialized and technical service, both expenses derived from more intense commercial actions in our business, partially offset by a decrease of R$582 million with general maintenance expenses as a result of the adoption of IFRS 16.

In the year ended December 31, 2018 other administrative expenses increased R$403 million to R$7,586 million for the year ended December 31, 2018 from R$7,183 million for the year ended December 31, 2017, mainly due to: (i) a R$422 million increase in technology and systems associated with greater transactionality and expansion of our customer base, (ii) an R$189 million increase in specialized and technical services especially technology services. This growth in expenses was partially offset by R$136 million decrease in communications-related expenses.

The following table sets forth our other administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	%Change 2018/2017
	(in millions of R$, except percentages)
Specialized and technical services	2,173	2,090	1,901	4.0	9.9
General maintenance expenses	748	1,331	1,284	(43.8)	3.7
Technology maintenance expenses	2,059	1,786	1,365	15.3	30.8
Advertising	713	622	618	14.6	0.6
Communications	473	457	593	3.5	(22.9)
Per diems and travel expenses	140	127	107	10.2	18.7
Taxes other than income tax	112	89	123	25.9	(27.4)
Surveillance and cash courier services	631	617	630	2.3	(2.1)
Insurance premiums	35	29	27	20.7	7.4
Other administrative expenses (1)	531	437	535	21.5	(18.3)
Total	7,614	7,586	7,183	0.4	5.6

(1) In December 31, 2019, includes mainly Data Processing Expenses in the balance of R$2.4 million (2018 – R$67.7 million and 2017 - R$73.7 million), Service Expenses in the balance of R$2.2 million (2018 - revenue of R$26.8 million and 2017 - R$87.2 million), Expenses with Benefit Guarantor Fund - FGB R$53.5 milion (2018 – R$35.0 million and 2017 - R$5.3 million), Interest on Own Capital R$0 (2018 – R$38.0 million and 2017 - R$20.8 million), and Recovery of Charges and Expenses R$97.4 million (2018 – R$92.4 million and 2017 – R$89.4 million).

The efficiency ratio, which we calculate as total administrative expenses divided by total income, decreased to 28.8% in the year ended December 31, 2019, as compared to 33.9% for the year ended December 31, 2018.  For the year ended December 31, 2017 it was 33.1%. Our adjusted efficiency ratio, which excludes the effect of the hedge for investment held abroad was 28.2%, 30.3% and 32.5% in 2019, 2018 and 2017, respectively.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2019 was R$2,392 million, a R$652 million increase from R$1,740 million for the year ended December 31, 2018, primarily due to the change in accounting practices resulting from the adoption of IFRS 16 following the principles of IAS 17. For the year ended December 31, 2018, depreciation and amortization amounted to R$1,740 million, a R$78 million increase from R$1,662 million for the year ended December 31, 2017, mainly due to higher depreciation expenses related to technology items and higher amortization expenses in relation to third party real estate and facilities.

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Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$3,682 million for the year ended December 31, 2019, an increase of R$1,682 million compared to R$2,000 million for the year ended December 31, 2018, mainly due to an increase of R$700 million related to the creation of an efficiency and productivity fund, an increase in civil and labor proceedings due to revision of the operational model and a constitution of provisions related to the legal proceeding brought by the association of retired employees of Banespa (Associação dos Funcionários Aposentados do Banco do Estado de São Paulo), or AFABESP, an association of former employees of Banespa in which the classification of the chance of loss was revised to probable in December 2019 (for further information see note 23 of the Consolidated Financial Statements of December 31, 2019).

In the year ended December 31, 2018, provisions (net) totaled R$2,000 million, a increase of R$1,310 million compared to R$3,309 million for the year ended December 31, 2017, mainly due to a decrease of R$816 million related to the past service cost in the contribution established for a post-employment benefit plan named Cabesp due to changes in the plan in the first half of 2018 (for further information, see note 22. of the Consolidated Financial Statements of December 31, 2019) and lower gains related to foreclosed assets.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2019 were R$13,370 million, an R$657 million increase compared to R$12,713 million for the year ended December 31, 2018. This increase was mainly due to Installment Loans to Individuals, due to the recurrent growth of the credit portfolio in this segment.

For the year ended December 31, 2018, impairment losses on financial assets (net) were R$12,713 million, an R$375 million increase compared to R$12,338 million for the year ended December 31, 2017 mainly due to:

An increase of 3%, or R$375 million, in impairment loss for loans and receivables to R$12,713 million as of December 31, 2018, from R$12,338 million on December 31, 2017. This increase was primarily a result of the adoption of IFRS 9 criteria.

Our credit risk exposure portfolio increased by R$25.3 billion to R$347.3 billion as of December 31, 2019 compared to R$321.9 billion as of December 31, 2018. Furthermore, our impaired assets increased R$1 billion from R$23.4 billion as of December 31, 2018 to R$22.4 billion for the year ended December 31, 2019. The default rate decreased by 20 base points in 2019 in comparison with 2018.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2019 and December 31, 2018 and 2017.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

	As of December 31,
	2019	2018	2017	% Change 2019/2018	% Change 2018/2017
	(in millions of R$ except percentages)
Loans and advances to customers, gross	347,257	321,933	287,829	7.9	11.8
Impaired assets	23,426	22,426	19,145	4.5	17.1
Provisions for impairment losses	22,625	22,969	18,262	(1.5)	25.8
Credit risk exposure Non-GAAP – customers (1)	391,569	364,194	330,474	7.5	10.2
Ratios
Impaired assets to credit risk exposure	6.0%	6.2%	5.8%	(0.2)	0.4
Coverage ratio (2)	96.6%	102.4%	95.4%	(5.7)	7.3
Impairment losses	(13,370)	(12,713)	(12,338)	5.2	3.0
Gains (losses) due to derecognition of financial assets measured at amortized cost (3)	-	-	-	-	(100.0)
Impairment losses on financial assets (net) (4)	(13,370)	(12,713)	(12,338)	5.2	3.0

________________________________

(1)   Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$391.6 million and guarantees and documentary credits amounting to R$44 billion. We present the off-balance information to better demonstrate our total managed credit risk.

(2)   Provisions for impairment losses as a percentage of impaired assets.

(3)   Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)   As of December 31, 2019, 2018 and 2017, our total of impairment losses on financial instruments included R$2,055 million, R$2,714 million and R$2,784 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2014 through 2019:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2019, 2018 and 2017.

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	%Change 2018/2017
	(in millions of R$, except percentages)
Commercial and industrial	10,073	11,832	11,994	(14.9)	(1.3)
Real estate – construction	827	1,035	782	(20.1)	32.4
Installment loans to individuals	12,497	9,499	6,304	31.6	50.7
Lease financing	29	59	65	(50.8)	(9.3)
Total	23,426	22,426	19,145	4.5	17.1

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$10,073 million as of December 31, 2019, a decrease of R$1,759 million, or 14.9%, compared to R$11,832 million as of December 31, 2018. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts or asset disposal.

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,832 million as of December 31, 2018, a decrease of R$162 million, or 1.3%, compared to R$11,994 million as of December 31, 2017. This decrease in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy between 2014 and 2017, affecting our commercial and industrial portfolio.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$827 million on December 31, 2019, a decrease of R$209 million, or 20.2%, compared to R$1,036 million as of December 31, 2018. The decrease was primarily due to changes on monetary policy that lead to reduction on the interest rates on real estate portfolio in Brazil.

Impaired assets in the real estate lending portfolio totaled R$1,036 million on December 31, 2018, an increase of R$254 million compared to R$782 million as of December 31, 2017.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$12,497 million as of December 31, 2019, with an increase of R$ 2,998 million, or 31.6%, compared to 2018. This increase was a consequence of the recurrent growth of the portfolio and the weak macroeconomic conditions related to the portfolio in Brazil, such as unemployment rate and degree of income commitment.

Impaired assets in the installment loans to individuals lending portfolio totaled R$9,499 million as of December 31, 2018, with an increase of R$3,195 million, or 50.7%, compared to 2017. This increase was a result of adoption of IFRS 9 criteria that year and the weak macroeconomic conditions in Brazil.

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$29 million on December 31, 2019, a decrease of R$30 million compared to December 31, 2018.

Impaired assets in the financial leasing lending portfolio amounted to R$59 million as of December 31, 2018, a decrease of R$6 million compared to December 31, 2017. This decrease in impaired assets was mainly due to defaults by certain borrowers as a result of weak macroeconomic conditions in Brazil.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2019 amounted to losses of R$131 million, a decrease of R$377 million as compared to the year ended December 31, 2018, mainly due to impairment loss of assets in the acquisition and development of software that was recorded due to obsolescence function and disruption of these systems in 2018 that did not occur in 2019. For the year ended December 31, 2018, impairment losses on other assets (net) amounted to losses of R$508 million, an increase of R$52 million as compared to 2017, mainly due to higher loss provision of non onlending payroll loans.

Other Nonfinancial Gains/Losses

Other nonfinancial gains/losses were gains of R$20 million during the year ended December 31, 2019, a negative variation of R$136 million from losses of R$156 million during the year ended December 31, 2018, primarily due to (i) an increase of R$104 million relating to income from the reversal of the provision for impairment of properties and R$78 million which is related to the sale of assets received in the recovery of credits with customers that occurred in 2018 that did not occur in 2019.

During the year ended December 31, 2018, other nonfinancial gains/losses were losses of R$156 million, a negative variation of R$168 million from gains of R$324 million during the year ended December 31, 2017, primarily due to (i) an increase of R$272 million related to provisions for devaluations on real estate that occurred in the fiscal year ended December 31, 2017 that did not occur in the fiscal year ended December 31, 2018 and (ii) an increase of R$182 million of which R$104 million relating to income from the reversal of the provision for impairment of properties and R$78 million which is related to the sale of assets received in the recovery of credits with customers. For further information, see note 42 and 43 of the Consolidated Financial Statements of December 31, 2019.

Operating Profit Before Tax

Operating profit before tax for the year ended December 31, 2019 was R$22,273 million, an increase of R$6,363 million, or 40.0%, as compared to R$15,910 million for the year ended December 31, 2018. In the year ended December 31, 2017, our operating profit before tax for the year was R$14,514 million.

Excluding the effects of the hedge for investment held abroad operating profit before tax amounted to R$23,537 million for the year ended December 31, 2019, an 8.1% increase from R$21,777 million compared to the year ended December 31, 2018. In the year ended December 31, 2017 operating profit before tax was R$14,514 million. Operating profit before tax excluding the effects of the hedge for investment held abroad is a non-GAAP measure.

The table below presents our operating profit before tax excluding the effects of the hedge for investment held abroad for the periods presented.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	%Change 2018/2017
	(in millions of R$, except percentages)
Operating Profit Before Tax	22,273	15,910	14,514	40.0	9.6
Effects of the hedge for investment held abroad	1,264	5,867	810	(78.5)	624.3
Adjusted operating profit before tax (1)	23,537	21,777	15,324	8.1	42.1

(1)  Adjusted operating profit is a non-GAAP measure.

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS. Income taxes amounted to expenses of R$5,642 million for the year ended December 31, 2019, a R$2,532 million increase from expenses of R$3,110 million for the year ended December 31, 2018. This increase was mainly attributable to the following events: (i) foreign exchange losses of R$1,512 million as a result of the effects of exchange rate variations on investments abroad and losses on hedge instruments, affecting the line “Gains (losses) on financial assets and liabilities (net)” line; (ii) the increase in Operating Income before taxation arising from the result of the entities' operations, and (iii) the recognition of certain deferred tax credits in December 2019 as a result of the adjustment of CSLL tax credits derived from the tax rate increase to 20% for banks (Constitutional amendment nº103/2019). For further information, see note 24 of the Consolidated Financial Statements of December 31, 2019.

For the year ended December 31, 2018, income taxes amounted to expenses of R$3,110 million for the year of 2018, a R$2,266 million decrease from expenses of R$5,376 million for the year ended December 31, 2017. This decrease was mainly attributable to the foreign exchange gains of R$5,057 million as a consequence of the effects of foreign exchange rate variations in investments abroad for our foreign branches and subsidiary, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investment held abroad for the periods indicated.

	For the Year Ended December 31,
	2019	2018	2017	%Change 2019/2018	Change% 2018/2017
	(in millions of R$, except percentages)
Income taxes	(5,642)	(3,110)	(5,376)	81.4	(42.1)
Effects of the hedge for investment held abroad	(1,264)	(5,867)	(810)	(78.5)	624.3
Income taxes excluding effects of the hedge for investment held abroad	(6,906)	(8,977)	(6,186)	(23.1)	45.1

*      Income taxes excluding effects of the hedge for investment held abroad is a non-GAAP measure.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Results of Operations by Segment for the Years Ended December 31, 2019, 2018 and 2017

The following tables show our results of operations for the years ended December 31, 2019, 2018 and 2017, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	% Change 2018/2017
	(in millions of R$, except percentages)
Net interest income	42,044	39,391	32,392	6.7	21.6
Income from equity instruments	5	10	83	(51.0)	(88.0)
Income from companies accounted for by the equity method	150	66	72	126.5	(8.3)
Net fee and commission income	13,923	12,537	11,262	11.1	11.3
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1,541)	(6,752)	(26)	(77.2)	26,275.0
Other operating income (expenses)	(1,069)	(966)	(641)	10.7	50.7
Total income	53,511	44,286	43,143	20.8	2.7
Personnel expenses	(8,554)	(8,404)	(8,167)	1.8	2.9
Other administrative expenses	(7,140)	(7,186)	(7,012)	(0.6)	2.5
Depreciation and amortization	(2,297)	(1,637)	(1,560)	40.3	4.9
Provisions (net)	(3,669)	(1,948)	(3,190)	88.3	(38.9)
Impairment losses on financial assets (net)	(13,423)	(12,420)	(11,233)	8.1	10.6
Impairment losses on non-financial assets (net)	(73)	(450)	(436)	(83.7)	3.2
Other nonfinancial gain (losses)	20	156	(324)	(86.9)	(148.1)
Operating profit before tax	18,375	12,397	11,220	48.2	10.5

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	% Change 2018/2017
	(in millions of R$, except percentages)
Operating Profit Before Tax	18,375	12,397	11,220	48.2	10.5
Effects of the hedge for investment held abroad	1,264	5,867	810	(78.5)	624.3
Adjusted Operating Profit Before tax	19,639	18,264	12,030	7.5	51.8

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

2019 and 2018

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2019 was R$18.4 billion, a 48.2% or R$6.0 billion increase from R$12.4 billion for the year ended December 31, 2018. This variation was mainly due to:

• an increase of R$2,653 million in net interest income for the year ended December 31, 2019, compared to the year ended December 31, 2018 mainly due to an 15.0% increase in the volume of our credit.

• an increase of R$1,386 million in net fee and commission income for the year ended December 31, 2019, compared to the year ended December 31, 2018, mainly due to (i) an increase in revenues from credit and debit cards, (ii) an increase in revenues from sale of insurance and premium bonds, and (iii) an increase in revenues from current account service; and.

• a decrease of R$377 million in impairment losses on other assets (net) mainly due to impairment loss of assets in the acquisition and development of software that was recorded due to obsolescence function and disruption of these systems in 2018 that did not occur in 2019.

2018 and 2017

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2018 was R$12.4 billion, a 10.5%, or R$1.2 billion increase from R$11.2 billion for the year ended December 31, 2017. This variation was mainly due to:

• an increase of R$6,998 million in net interest income for the year ended December 31, 2018, compared to the year ended December 31, 2017, as a result of an increase in volume of loans extended to customers, partially offset by revenues from deposits decreased as a result of interest rates being lower in the fiscal year ended December 31, 2018 than in the fiscal year ended December 31, 2017; and

•  an increase of R$1,275 million in net fee and commission income for the year ended December 31, 2018, compared to the year ended December 31, 2017, mainly due to (i) an increase in revenues from credit and debit cards, (ii) an increase in revenues from current accounts, and (iii) an increase in revenues from insurance and premium bonds.

These results were partially offset by:

• a decrease of R$6,726 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2018, compared to the year ended December 31, 2017. This variation is mainly due to a decrease of R$5,057 million in derivatives transactions as a consequence of our results of hedging on investment abroad.

Excluding the effects of the hedge for investments held abroad on our revenues, our operating profit before taxes would have been R$19.6 billion, 7.5% higher than in the fiscal year ended December 31, 2018. For the year ended December 31, 2017 our adjusted operation profit before tax was R$12.0 billion. Operating profit before taxes excluding the hedge of investments held abroad is a non-GAAP measure.

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Global Wholesale Banking

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	% Change 2018/2017
	(in millions of R$, except percentages)
Net interest income	2,277	2,531	2,554	(10.0)	(0.9)
Income from equity instruments	14	23	-	(38.7)	-
Net fee and commission income	1,790	1,595	1,460	12.2	9.2
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,215	1,163	1,600	4.5	(27.3)
Other operating income (expenses)	(39)	(90)	(31)	(57.0)	190.3
Total income	5,258	5,222	5,582	0.7	(6.5)
Administrative expenses	(1,248)	(1,202)	(943)	3.8	27.5
Personnel expenses	(774)	(802)	(771)	(3.6)	4.0
Other administrative expenses	(474)	(400)	(172)	18.5	132.6
Depreciation and amortization	(95)	(103)	(102)	(8.0)	1.0
Provisions (net)	(13)	(53)	(119)	(75.7)	(55.5)
Impairment losses on financial assets (net)	54	(294)	(1,105)	(118.2)	(73.4)
Impairment losses on non-financial assets (net)	(58)	(58)	(21)	0.3	176.2
Operating profit before tax	3,898	3,512	3,293	11.0	6.7

2019 and 2018

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2019 was R$3.9 billion, a 11.0%, or R$385 million increase compared to December 31, 2018.

This variation was mainly due to:

•        a decrease of R$347 million in impairment losses on financial assets (net) principally owing to our preventive management.

•        an increase of R$195 million in net fee and commission income manly due to an increase  in revenues from securities underwriting and placement and an increase in revenues from administration and custody.

These results were partially offset by:

•        a decrease of R$253 million in net interest income mainly lower volume in the corporate portfolio.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

2018 and 2017

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2018 was R$3.5 billion, a 6.7%, or R$220 million, a decrease from R$3.3 billion for the year ended December 31, 2017.

This variation was mainly due to:

•        an increase of R$812 million in impairment losses on financial assets (net) principally as a result of our risk management strategy and recovery campaigns for our customers.

These results were partially offset by:

•        a decrease of R$437 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), mainly explained by a decrease in gains from derivatives and market positions and a decrease in gains from proprietary trading.

10.3   Occurred and expected events with material effects on the financial statements:

a.    introduction or disposal of operating segment

No introduction or disposal of any operating segment in the Company was carried out over the last three (3) fiscal years.

b.   establishment, acquisition or disposal of equity interest

•        Sale of equity stake in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the Company sold to Superdigital Holding Company, S.L., a company indirectly controlled by Santander Spain, its entire equity interest in Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Superdigital”). The Company received consideration of R$270 million for our interest in Superdigital. As a result, the Company are no longer a shareholder of Superdigital.

•        Put option of equity interest in Banco Olé Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brasil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R $ 1.6 billion (“Operation”), to be paid on the closing date of the Operation.

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On January 31, 2020, the Company and the shareholders of Bosan Participações S.A. concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Company and payment to sellers in the total amount of R$ 1,608,772,783.47. As a result, the Company became, directly and indirectly, the holder of 100% of the shares of Banco Olé.

•        Incorporation of the spun-off portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off operation of Integry Tecnologia e Serviços AHU Ltda. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion of its assets and liabilities, to Getnet was approved. The incorporation of the spun-off portion by Getnet is pending approval by the Brazilian Central Bank.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, S.L. (“SMPS Global”), company based in Spain and controlled by Banco Santander, S.A. (Santander Spain) executed a Purchase and Sale Agreement of the quotas corresponding to 100% of Integry capital stock. As a consequence, SMPS Global has become the holder of 100% of the shares representatives of the capital stock of Integry. On December 23, 2019, Integry had its corporate name changed to Santander Merchant Platform Solutions Brasil Ltda.

•        Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 01,2019, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”), wholly owned subsidiary by Banco Santander and the minority shareholders of Return Capital Serviços e Recuperação de Crédito S.A. (“Return Capital”) executed the Shares’ Sale and Purchase Agreement and Other Covenants of Return Capital, in which Atual committed to acquire all of the minority shareholders’ shares, corresponding to 30% of Return Capital capital stock. The acquisition was closed on November 01, 2019. As a consequence, Atual has become the holder of 100% of the shares representatives of the capital stock of Return Capital.

•        Acquisition of Residual Interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Getnet S.A. minority shareholders entered into an amendment to the Getnet S.A. Share Purchase and Sale Agreement, in which Banco Santander committed to acquire all the shares of the Minority Shareholders, corresponding to 11.5% of the share capital of Getnet S.A., for the amount of R$ 1,431,000. The acquisition was approved by the Brazilian Central Bank on February 18, 2019 and concluded on February 25, 2019, so that Banco Santander now holds 100% of the shares representing the share capital of Getnet S.A.

The transaction was effected pursuant to the Shares Purchase and Other Covenants Agreement executed on the same date by Santander Brasil, the other shareholders of Cibrasec, ISEC and Cibrasec, as intervening party. We received consideration of R$ 9.8 million for our interest in Cibrasec. As a result, the Company are no longer a shareholder of Cibrasec.

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•        Transfer of Control of Banco Olé Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A.

On October, 23 2019, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) had its capital stock reduced, without cancellation of shares, through the transfer of the common shares representing its equity held in Banco Olé Consignado S.A. (“Olé”) and Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Super”) to Banco Santander. On December 23, 2019 all the prior conditions for the capital stock reduction were accomplished: (i) previous authorization by the Brazilian Central Bank; and (ii) term of opposition of the company creditors established as per art. 174 of Law 6.404/76; and, thus, Olé and Super became directly controlled by Banco Santander.

•        Sale of equity stake in CIBRASEC – Companhia Brasileira de Securitização

On July 24, 2019, the Company completed the sale to ISEC Securitizadora S.A. (“ISEC”) of the Company entire equity interest in CIBRASEC – Companhia Brasileira de Securitização (“Cibrasec”), corresponding to 4,000 common shares and 50 Class A preferred shares, representing in the aggregate approximately 9.72% of Cibrasec’s total capital stock.

•        Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”) defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by the Brazilian Central Bank on September 16, 2019 and closed on September 20, 2019. As a consequence SHI has become the holder of 99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

•        Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade S.A. was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade S.A. act in the development and management of customer loyalty programs. The company started its operation in November 2018.

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•        Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (“Loop”), through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors S.A. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors S.A.

•        Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios e Serviços S.A. (“Ben”), with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

•        Partnership with Hyundai Capital Services, Inc.

On April 28, 2016, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Banco Santander executed with Hyundai Capital Services, Inc. (“Hyundai Capital”) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. (“Banco Hyundai”) and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

o   Banco Hyundai Capital Brasil S.A.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré  and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A. On December 13, 2018, the incorporation procedure of Banco Hyundai was concluded.

On February 21, 2019, the authorization to operate granted by the Brazilian Central Bank for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

o   Hyundai Corretora de Seguros Ltda.

On April 30, 2019, the Brazilian Central Bank authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (“Hyundai Corretora”). Hyundai Corretora was incorporated on July 22, 2019. On September 10, 2019 the company got the registration of the company as insurance brokerage with SUSEP. Hyundai Corretora began operations in November 2019.

•        Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by the Brazilian Central Bank on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by the Brazilian Central Bank on January 22, 2019. The company started its operations on March 14, 2019.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

•        Sale of BW Guirapá I S.A.

On December 22, 2017, our wholly-owned subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A., or “Santander Investimentos”, Cia. de Ferro Ligas da Bahia – FERBASA S.A., or “FERBASA” and Brazil Wind S.A., or “Brazil Wind” entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A., or “BW I” and owned by Santander Investimentos and Brazil Wind to FERBASA. The transaction also encompassed the seven wind farms organized as special purpose companies held by BW I. The base purchase price for the total shares owned by Santander Investimentos was R$392 million (an additional payment of up to R$34.8 million may be due if certain future operational milestones set forth in the agreement are achieved). The CADE approved the transaction on January 17, 2018, and the transaction was completed on April 2, 2018.

c.  Unusual events or operations

Nothing to report.

10.4   Officers’ comments on:

a.           Significant changes in accounting practices

IFRS 16 -  as of January 1, 2019, the Company adopted IFRS 16, which replaces IAS 17.

 I.      Transition

As permitted by the specific transition provisions, Banco Santander opted to apply the regulations in a retrospective modified manner, the effects of which were applied in January 1, 2019.

The changes in accounting practices resulting from the adoption of IFRS 16 were applied to the right of use assets as part of tangible assets and lease liabilities as other liabilities in the balance sheet.

I.             Lease Identification

In adopting IFRS 16, the Company recognized lease liabilities involving leases that had already been classified as "commercial leases" in accordance with the principles of IAS 17 - Leases.

For the initial application of the standard, the Company used the following permitted practical expedients:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

•        The exclusion of the initial direct costs for the measurement of the right to use asset at the date of initial application;

•        It was decided not to separate the service provision component embedded in lease agreements; and

•        The Company also decided not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 - Determination as to whether a Contract contains a Lease.

In addition, the following recognition exemptions are also used:

•        The accounting of operating leases with a remaining term of less than 12 months as of January 1, 2019 as short-term leases;

•        The accounting for operating leases whose underlying asset is of immaterial;

•        Until January 1, 2019, leases of fixed assets, in which the Company as the lessee, held substantially all the risks and benefits of the property, were classified as financial leases. The balances presented are immaterial.

The majority of the lease contracts in which the Company is a lessor relates to real estate and equipment at the branches.

Banco Santander does not have rights-of-use assets that fall within the definition of investment properties.

II.          Lease Term

Lease agreements are formalized, analyzed and negotiated individually and contain a wide range of different terms and conditions. The Company evaluates the term of the contract, as well as the intention to remain in the real estate. Thus, estimates of terms may vary according to contractual conditions, considering extension options, and also according to legal provisions.

The Company assumes that the fines for contractual termination charged before the maturity date are not significant.

Lease agreements do not contain restrictive clauses, but leased assets can not be used as collateral for loans.

III.          Initial Measurement

In their initial recognition, leases are recognized as a right of use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be recorded is measured at cost against the lease liability, which represents the present value of the lease payments that are not made to date. Lease payments are discounted using the incremental interest rate incremental borrowing interest rate. There is no onerous contract that required an adjustment in usage rights to be recorded as assets on the date of the initial adoption.

The use rights are measured at amortized cost in accordance with the following:

• The value of the initial measurement of the lease liability;

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

• Any lease payments made before or on the start date of any incentive received;

• Any directly attributed initial cost; and

• Restoration costs, if the requirements of IAS 37 are met for the recording of Provisions, Contingent Liabilities and Contingent Assets.

The recognized rights of use assets related to each type of asset are as follows:

	12/31/2018	Adoptions Effects - IFRS 16	01/01/2019
Real Estate and Properties	-	2,373,959	2,373,959
Data processing systems	-	91,791	91,791
Total	-	2,465,750	2,465,750

The Santander Group uses as an incremental rate the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment, by term, guarantee and similar economic scenario, represented in  Santander Brasil by the funding cost curve of a risk-free asset, applied individually to each contract according to the estimates projected as the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments of any incentive;

• Variable payments that are based on a rate or indexer;

• Expected amounts to be paid by the lessee based on the residual value of collateral;

• The exercise price of a call option, if the lessee is reasonably certain about the exercise of the option; and

• Payment of penalties for the termination of the lease if the term of the operation reflects the exercise of the option by the lessee.

In the analysis of the Santander Group's contracts, only contracts with fixed and non-incentive payments or residual guarantee values were identified or the purchase option was embedded, thus, the effects on the accounting of liabilities arising from the initial adoption are:

Lease Contracts as of December 31, 2018	-
Operating lease contracts discounted by the incremental interest rate	2,203,382
(-) Short-term leases as expenses	(19,252)
(+)/(-) Adjustments as a result of a different treatment of the termination dates of the contract	281,620
Balance as of January 1, 2019	2,465,750
Liabilities recognized as of January 1, 2019 - Other financial liabilities	2,465,750

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Effects on accounting for the year ended on December 31, 2019 due to the initial adoption (there were no impacts on the results of the comparative periods generated by the initial adoption):

01/01 to 12/31/2019
Effects on results arising from the adoption of IFRS 16:
Rental Expense - Other administrative expenses	693,660
Asset amortization expenses - Tangible Assets	(564,132)
Interest expense on liabilities - Interest and similar income	(201,601)
Incremental interest tax effect - Income taxes	28,836
Total	(43,237)

Effects on the accounting of the financial liability on the period ended December 31, 2019:

Adoption of IFRS 16 in 01/01/2019	2,465,750
New contracts origination	267,268
Accrued interests	198,433
Renew of the existing contracts	422,755
Payments	(693,704)
Other movements	(61,465)
Financial liability measured at amortized cost – Leasing Contracts as of 12/31/2019	2,599,037

Below is presented the projected inflation (IGP-M) on December 31, 2019:

Projected IGP-M (annualized)
Up to 3 months	3.29%
From 3 to 12 months	3.26%
From to 1 to 3 years	2.62%
From 3 to 5 years	2.94%
More than 5 years	3.21%

IV.             Subsequent Measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, so any accumulated depreciation is deducted monthly, according to the criteria of CPC 27 - Property, Plant and Equipment depreciation of the right-of-use asset and any remeasurement of the lease liability, when applicable.

The initially recorded lease liability is updated monthly by increasing the liability amount of the interest portion of each lease and reducing the amount of monthly lease payments and corrected for any remeasurement lease, when applicable. The majority of the lease contracts in which the Company is a lessor relates to real estate and equipment at the branches.

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The lease liability is remeasured, in case of changes in the lease term or in the contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right of use asset.

The effects of adopting IFRS 16 impacts exclusively the operating segment Commercial Bank.

• IFRIC 23 - Published in June 2017 by the IASB, IFRIC 23 - Uncertainty over Income Tax Treatments on Profit has mandatory application as of January 1, 2019 and aims to clarify procedures for the application of recognition and measurement requirements established in the IAS 12 of Taxes on Profit when there is uncertainty about the treatments to be adopted for the Taxes on Profit.

The Company carried out analyzes on the procedures already adopted for accounting and presentation of Income Taxes in relation to the content of IFRIC 23 and it was possible to conclude that there are no impacts on the disclosures made up to December 31, 2018, as well as from the adoption of the new standard on January 1, 2019.

Since January 1, 2018, the Company has adopted the new rule IFRS 9 and IFRS 15.

•  IFRS 9 – Financial Instruments: issued in its original format in July 2014, the IASB - International Accounting Standards Board approved the IFRS 9, which replaces the IAS 39 Financial Instruments, according to the guidelines arising from the G-20 (group composed by the finance ministers from 20 of the largest economies in the world) meeting, held in April 2009, establishing the financial instruments recognition and measurement.

i. Transition

As permitted by the transitional provisions of IFRS 9, the Group elected not to restate comparative figures. Any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognised in the opening retained earnings and other reserves of the current period. The Group has also elected to continue to apply the hedge accounting requirements of IAS 39 on adoption on IFRS 9.

Consequently, for notes disclosures, the consequential amendments to IFRS 7 disclosures have also only been applied to the current period. The comparative period notes disclosures repeat those disclosures made in the prior year.

ii. Financial assets and liabilities

Initial recognition and measurement

The Company recognizes initially the loans and advances, deposits, debt instruments issued and subordinated liabilities at the date of origin.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

All other financial instruments (including regular financial assets purchases and sales) are recognized at the date of trade which corresponds to when the Company entered into the agreement.

A financial asset or liability is measured initially at fair value, added, in the case of an item not measured at fair value, by transaction cost directly attributable to its acquisition or issuance.

iii. Classification

Financial assets

On the initial recognition a financial asset is classified as measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A financial asset is measured at amortized cost if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows;

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

A debt instrument is measured at fair value through other comprehensive income if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows and the disposal of financial assets; and

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

On the initial recognition of an equity instrument not held for trading, the Company may choose in an irrevocable way to recognize the subsequent fair value changes in Other Comprehensive Income (OCI). This option is made considering each investment individually. The option was not used by the Company.

All other financial assets are classified as measured at fair value through profit and loss (FVPL).

Besides that, on the initial recognition, the Company may irrevocably classify as measured at fair value through profit and loss a financial asset which, in other way, meet the requirements to be measured at amortized cost or at fair value through other comprehensive income if this classification eliminates or reduces substantially an accounting mismatch that could ever exist. This option was not used by the Company.

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iv. Business model evaluation

The Company evaluates the purpose of its business models in which the assets are held in the portfolio level to evaluate the way the business is managed and information is provided to the Management. The information considered are:

• Defined policies and goals for the portfolio and the application of such policies. Highlighting, if Management’s strategy is focused on receiving contractual interest income, it should maintain a specific interest rate profile, or to adequate the assets duration;

• How the portfolio performance is evaluated and how it is reported to the Company Management;

• The risks that affects the business model performance (and financial assets held in that business model) and how those risks are managed;

• How the business managers are compensated – for example – if the compensation is related to the fair value of the assets or in the contractual cash flows received;

• The frequency, volume and the moment of the sales in previous periods, the reason of such sales and their expectation over future sales. The information regarding sales activity should not be considered in isolation, but as part of a general evaluation of how the goal defined by the Company to manage the financial assets is being achieved.

The financial assets held for trading or managed, which performance is evaluated based on the fair value, are measured at fair value through profit and loss once they are not held to receive the contractual cash flows nor to receive the contractual cash flows and financial assets sale.

v. Evaluation to determine if the contractual cash flows refer exclusively to principal and interest payments

For the purpose of this evaluation, “principal” is defined as the fair value of financial asset on the initial recognition. “Interests” are defined as the consideration for the value of the currency in time and to the credit risk associated to the amount of principal during a specific period and for other risks and loans basic costs (for example, liquidity risk and administrative costs) as well as for the profit margin.

To evaluate if the contractual cash flows refer exclusively to the payment of principal and interests, the Company considers the contractual terms of the instrument. This includes evaluating whether the financial asset contains a contractual term that could change its deadline or the contractual cash flows in a way that it would not meet this condition. When carrying out the evaluation, the Company considers:

• contingent events that could change the cash flows amount and deadline;

• leverage;

• prepayment deadlines and extension;

• terms that limit the Company rights over the cash flows; and

• resources that modify the consideration of the currency value in time - for example, periodic readjustment of interest rates.

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vi. Reclassification of the Financial Assets Categories

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model to manage its financial assets.

vii. Financial assets write-off

The Company writes-off a financial asset when the asset´s contractual cash flow expires or when the Company transfers the rights to receive the contractual cash flow in a transaction which essentially all risks and benefits of the financial asset property are transferred or that the Company does not transfer nor keep substantially all risks and benefits of the financial asset property and does not control it.

In the event of a financial asset written-off, the difference between the book value of the asset (or the book value allocated to the part of the asset written-off) and the sum of (i) the payments received (including any other obtained asset, deducted by any liability assumed) and (ii) possible gains or losses accumulated recognized in “Other comprehensive income” is registered in the income statement.

From the aforementioned adoption date of the IFRS, possible gains/losses accumulated and recognized in “Other comprehensive income” related to the equity instruments designated at fair value through other comprehensive income are not registered in the income statement through write-off of such instruments.

The Company carries out transfer operations of assets recognized in its financial statement but keep all or substantially all risks and benefits of the assets transferred or part of them. In this case, the transferred assets are not written-off. Examples of such operations include assignments of loan portfolios with substantial retention of risks and benefits.

Transfer operations in which the Company does not maintain or transfer substantially all risks and benefits of a financial asset property or retain its control, the Company continues to recognize the asset in the extent of its continuous involvement, determined by the extent of the its exposure to changes in the asset value transferred.

viii. Financial Liabilities write-off

The Company writes-off a financial liability when its contractual obligations are extinct, canceled or expired.

ix. Effective interest rate

The effective interest rate is the rate used to discount exclusively the payments or receipts of estimated cash flow during the expected life time of the financial asset or liability to the gross accounting value of a financial asset (that is, its amortized cost before any impairment provision) or the amortized cost of a financial liability. The calculation includes transaction costs, premium or discounts and interest rates paid or received that are parties of the effective interest rate, such as origin rates.

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• IFRS 15 - Revenue from Contracts with Customers: The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. This standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

The IFRS 15’s basic principle consists in the fact that an entity recognizes revenues to describe the transference of products or services rendered to clients using the value that reflects the consideration which the entity expects to receive in return of such products or services rendered.

b.              Significant effects of changes on accounting practices

With the adoption of IFRS 9 and IFRS 16, which occurred as of January 1, 2019, we had the following impacts.

•        IFRS 9:

1. Changes in the financial assets and liabilities

i. Financial assets

  If the terms of a financial asset are modified, the Company assess if the its cash flows are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset are considered matured. In this case, the original financial asset is written-off and a new financial asset is recognized at fair value.

If the cash flow of the modified asset measured at amortized cost are not substantially different, the modification does not result in the write-off of the financial asset. In this case, the Company recalculates the gross accounting value of the financial asset and recognizes the value derived from the adjustments to the accounting value as gain or loss from the modification in the income statement. If a modification of this nature is made due to financial difficulties of the debtor, gains or losses are presented in conjunction with impairment losses. In other cases, they are presented as interest income.

Interest income

The interest income is calculated applying the effective interest rate to the gross book value of the financial assets, except:

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(a) Impaired financial assets acquired or originated for those which the effective original adjusted interest rate to credit is applied to the amortized cost of the financial asset.

(b) Impaired financial assets acquired or originated, but posteriorly presented a default event (or “stage 3”), for which the interest income is calculated applying the effective interest rate to the amortized cost net of provision.

Equity instruments

Equity instruments are instruments that comply with the definition of equity in the issuer point of view, that is, instruments that do not have contractual obligation of payment and that highlight residual interest in the issuer’s equity. Examples of equity instruments include common shares.

Usually the Company measures all equity instruments at fair value directly against profit and loss, except in cases where the Company’s Management chooses, at the moment of the initial recognition, the irrevocable designation as fair value through other comprehensive income. When the Company’s policy accepts to designate capital investments as FVOCI, when such investments are maintained for other purposes that do not generate investment yield, the fair value gains or losses are recognized in OCI and are not subsequently reclassified to income statement, including when the asset is written off. The impairment losses (and their reversals) are not registered separately from other fair value changes. Dividends, when they represent a yield from such investments, continue to be recognized in the income statement with other yields when the Company has the right to receive payments.

The gains and losses on equity investments at FVPL are included in the heading “Financial assets at fair value through profit or loss” in the Income Statement.

Financial liabilities

The Company writes-off a financial liability when its terms are modified, and the cash flows are substantially different. In this case a new financial liability is recognized at fair value based in the modified terms. The difference between the book value of the extinct financial liability and the new financial liability with modified terms is recognized in the income statement.

Offset

The financial assets and liabilities are offset, and the net value presented in the financial statement when, and only when, the Company currently has the right to legally offset the amounts and the intention to settle them together or realize the asset and liability simultaneously.

Incomes and expenses are presented offset only when it is allowed by IFRS rules or for gains or losses derived from similar group of operations, as in the Company’s trading activity.

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ii. Fair value measurement

The “fair value” corresponds to the price that would be received in the sale of an asset or payment of a liability in a transaction organized between participants of the market at the date of measurement in the main market or, in its absence, in the most advantageous market which the Company has access at that date. The fair value of a liability reflects its risk of default.

When it is available, the Company measures the fair value of an instrument based on the price quoted in an active market for that instrument. The market is considered active if the operations regarding the asset or liability occurred regularly and with volume enough to provide information about prices in a continuous way.

If there is no quoted price in an active market, the Company uses evaluation techniques to maximize the use of relevant observable information and minimize the use of non-observable information. The technique chosen includes all factors that would be considered by the market participants in the pricing of an operation.

The best evidence of the fair value of a financial instrument, at the initial recognition, correspond to the regular price of operation – that is, the fair value of the consideration paid or received. If the Company determines that the fair value, at the initial recognition, differs from the operation price and the fair value is not a quoted price in an active market for an identical asset or liability nor based on an evaluation technique in which non-observable information are considered irrelevant related to the measurement, the financial instrument will be initially measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the operation price. This difference is subsequently reorganized in the income statement properly based on the instrument lifetime, but not before the evaluation is fully supported by observable market information or the operation becomes closed.

If an asset or liability measured at fair value has a purchase or sale price, the Company measures its assets and long positions at the purchase price and the liabilities and short positions at the sale price.

The fair value of an on demand resource financial liability (demand deposit, for example) is not inferior to the value to pay on demand, discounted from the date that the payment could be required.

iii. Impairment

The Company registers impairment provisions of credit expected related to the following financial instruments not measured at fair value through profit and loss:

• financial assets that are debt instruments;

• lease payments receivable;

• issued financial warranties contracts; and

• issued loan commitments.

No impairment loss is registered for equity instruments.

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The Company measures the loss allowance at a value equal to credit losses during the lifetime, except for the following instruments, for which are registered 12-month expected credit losses:

• debt instruments that present low credit risk at the closing date; and

• other financial instruments (except amounts lease payments receivable) in which the credit risk did not substantially increase since their initial recognition.

The allowance for losses on lease operations are always measured at the value equal to the expected credit loss during their lifetime.

iv. Measurement of expected credit losses

The expected credit losses are a weighted estimate of credit loss probability. They are measured as follows:

• financial assets not subjected to impairment at the closing date: as the present value of all cash insufficiencies that is, the difference between the cash flows due and the cash flows that the Company expects to receive;

• financial assets subjected to impairment at the closing date: as the difference between the gross book value and the present value of estimate cash flows;

• loan commitments to be released: as the present value of the difference between the contractual cash flows due for the Company in case of the totally usage of the commitment and the cash flows that the Company expects to receive; and

• financial warranty contracts: expected payments to reimburse the owner deducted by the amount that the Company expects to recover.

v. Modified assets

If the terms of a financial asset are not renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to evaluate if the financial asset should be written-off and the expected credit losses are measured as follow:

• If the expected restructuring results in the write-off of the existing asset, the expected cash flows coming from the modified financial asset are included in the calculation of the cash flow insufficiency of the existing asset.

• If the expected restructuring does not result in the write-off of the existing asset, the expected fair value of the new asset is treated as final cash flow of the existing financial asset at the moment its writte-off.

This amount is included in the calculation of cash insufficiency discounted from the estimate date of write-off until the closing date, using the original effective interest rate of the existing financial asset.

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vi. Determining significant increases in credit risk

At each financial statement reporting date, the Company evaluates whether the financial assets measured at amortized cost and the debt financial instruments measured at fair value through other comprehensive income are subjected to impairment, as others financial instruments subject to such assessment.

A financial asset is “subjected to impairment” when one or more events which impact negatively the future cash flows estimate of the financial asset occurs.

The evidence that a financial asset is subject to impairment includes the following observable information:

• significant financial difficulty of the debtor or issuer;

• delays of its contractual obligations;

• breach of contract, like default or delay;

• the restructuring of a loan or advance by the Group in conditions that the Group does not consider as interesting to evaluate;

• the probability that the debtor goes bankrupt or in a financial reorganization; or

• the disappearance of an active market for securities due to financial difficulties.

A financial instrument that has been renegotiated due to the financial deterioration of the borrower is generally considered as subject to impairment unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

vii. Presentation of expected credit losses in the financial statements

The allowance for expected credit losses is presented in the financial statements as follow:

• financial assets measured at amortized cost: as a deduction on the gross book amount of the assets;

• loans commitments and financial warranty contracts: generally, as a provision; and

• debt instruments measured at fair value through other comprehensive income: no loss provision is registered in the financial statements, because the book amount of such assets corresponds to the fair value.

viii. Impairment objective evidence

In each closing date, the Company evaluates the existence of the objective evidence that the financial assets not measured at fair value through profit and loss become impaired. A financial asset or group of financial assets are impaired when objective evidences have shown that the event of loss occurred after the asset’s initial recognition and the event of loss impacted the asset’s future cash flows that could be estimated safely.

Objective evidences that the financial assets are impaired include:

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• significative financial difficulty of a debtor or issuer;

• default or arrears by a debtor;

• the restructuring of a loan or advance by the Company in conditions the Company would not consider as interesting to evaluate;

• indication that a debtor or issuer could go bankrupt;

• the disappearing of an active market for a financial asset; or

• observable information related to a group of assets, such as changes in the payment status from the borrowers or issuers in the group, or economic conditions correlated to the group’s default.

Loans that has been renegotiated due to the financial deterioration of the borrower is generally considered as impaired unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

All loans and advances and investment securities at amortized cost, individually significant were submitted to an impairment test. Loans and advances and investment securities at amortized cost not considered as individually significant were collectively submitted to the impairment test through the grouping of loans and advances and investment securities at amortized cost with similar characteristics of credit risk.

ix. Individual or collective evaluation

An individual impairment measurement was based on the Management’s best estimate of the cash flows present value expected to receive. When estimating these cash flows the Management uses its judgment related to the financial situation of a debtor and to the net realizable value of any underlying collateral. Each impaired asset was evaluated in terms of their merits, since the test strategy and the cash flows estimated considered recoverable were approved by Credit Risk.

When assessing a need for collective allowance for losses, Management considered factors such as credit quality, portfolio size, concentration and economic factors. In order to estimate the provision needed, assumptions were established to define how the inherent losses were modeled and to determine the parameters of necessary information, based on the historic experience and current economic conditions.

x. Impairment measurement

The impairment losses for assets measured at amortized cost were calculated as the difference between the book value and the present value of the future cash flow estimated, discounted by the asset’s original effective interest rate. The impairment losses for asset classified as available for sale by the other comprehensive income were calculated as the difference between the book value and the fair value.

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xi. Impairment reversal

For asset measured at amortized cost: If an event occurred after the impairment caused the reduction in the impairment loss value, the reduction will be reverted in the income statement.

For securities classified as available for sale by the other comprehensive income: If, in a subsequent period, the fair value of a debt security impaired has increased and this event can be reliably linked to an event occurred after the impairment recognition, the impairment loss value reduced was reverted in the income statement; otherwise, any increase in the fair value is recognized in the other comprehensive income.

Any subsequent recovery of the equity instrument fair value classified as available for sale and reduced by impairment was recognized at any time in other comprehensive income.

The conciliation of stockholders' equity resulting from the initial adoption of IFRS 9 is as follows:

Equity conciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities	(674,513)
Re-measurement of assets arising from the new categories	17,806
Others	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 1/01/2018	85,545,776

2. Designation at fair value through profit and loss

i. Financial Assets

At the initial recognition, the Company has determined specific financial assets to be measured at fair value through profit or loss, once this determination quits or significantly decreases an accounting mismatch that could occur.

3. Values of expected credit losses

Information, assumptions and techniques used in the impairment estimate

i. Classification of financial instruments by stages

The financial instruments portfolio subject to impairment is divided by three levels, based on the stage of each instrument related to credit risk level:

- Stage 1: It is understood that a financial instrument in this phase has not a significant increase in its risk since the initial recognition. The provision for this asset represents the expected loss resulting from possible non-compliance during the next 12 months from the report date;

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- Stage 2: If it is identified a significant increase in the risk since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the value related to the provision for expected default losses reflects the estimate loss of the financial instrument residual life. For the evaluation of the significant increase of credit risk, quantitative indicators used in the regular management of credit risk will be used, as well as other qualitative variables, such as the indication of an operation not impairment if it is considered as refinancing operations or operations included in a special agreement; and

- Stage 3: A financial instrument is registered in this stage when it shows effective deterioration signals as a result from one or more events already occurred and that materialize them in a loss. In this case, the value referred to the provision for losses reflected the expected losses by credit risk during the expected residual life of the financial instrument.

ii. Impairment estimate methodology

The expected loss measurement is made through the following factors:

- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications in the payment schedule.

- Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

- Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value.

In order to estimate the above parameters, the Company has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

iii. Default definition

The Company considers that a financial asset is defaulted when:

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• it is likely that the debtor will not fully pay its credit obligations to the Company; or

• the debtor has significant credit obligations to the Company overdue for more than 90 days as a general rule.

Overdrafts are considered overdue if the client violates a recommended limit or has been granted a lower limit than the current outstanding amount.

When assessing whether a debtor is in default, the Company considers indicators:

• qualitative - for example, violations of restrictive clauses (covenants);

• quantitative - for example, status of past due and non-payment of another obligation of the same issuer to the Company; and

• based on information collected internally and obtained from external sources.

iv. Allowance for losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses by category of financial instrument. The terms expected credit losses in 12 months, expected credit losses during the useful life and impairment losses are explained in the accounting practices note. The comparative values for 12/31/2017 represent a provision for loan losses and reflect the measurement basis in accordance with IAS 39.

R$ millions	Total
Allowance for loan losses - Balance 12/31/2017	18,261,638
Allowance for guarantees - Balance 12/31/2017	312,373
IAS 39 Balance at 12/31/2017	18,574,011
Initial adoption effect of IFRS 9 (Note 1.2i)	2,823,564
IFRS 9 Balance at 01/01/2018	21,397,575

As of January 1, 2018, the Allowance for Loan Losses balance related to IFRS 9 segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. There was no significant changes on the segregation for December 31, 2018.

4. Financial assets and liabilities

A. Classification of financial assets and liabilities at the initial adoption of IFRS 9

The table below shows the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

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IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial Assets	IAS 39	Loans and receivables	355,246,574	354,317,416	-	354,317,416	Measured at Amortized cost
				492,429	5,197	497,626	Measured Mandatorily Measured At Fair Value Through Profit Or Loss
				436,729	-7,179	429,550	Measured at Fair value through other comprehensive income
		Available-for-sale	85,823,384	4,762,234	3,791	4,766,025	Measured at Amortized cost
				79,954,513	-	79,954,513	Measured at Fair value through other comprehensive income
				1,106,637	15,997	1,122,634	Measured at Fair value through profit and loss
		Held to maturity investments	10,214,454	10,214,454	-	10,214,454	Measured at Amortized cost
		Held for trading	86,271,097	86,271,097	-	86,271,097	Measured at Fair value through profit and loss Held For Trading
		Other financial assets measured at fair value through profit and loss	1,692,057	1,692,057	-	1,692,057	Measured at Fair value through profit and loss
Total (1)			539,247,566	539,247,566	17,806	539,265,372

(1)   Does not include Provision for Losses on contingent liabilities and commitments.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial liabilities	IAS 39	Held for trading	49,322,546	-	-	49,322,546	Measured At Fair Value Through Profit Or Loss Held For Trading
		Amortized cost	478,880,704	-	-	478,880,704	Measured at Amortized cost
Total (1)			528,203,250	-	-	528,203,250

•        IFRS 15:

After the analysis on the commissions/fees applied by the Banco Santander versus the IFRS 15 concepts, it was possible to conclude that there were no significant impact on the revenues current recognized, from the adoption of new norm on January 1, 2018.

c.           Auditor’s qualified opinion and highlights

In fiscal years ended December 31, 2019, 2018 and 2017, the auditor in charge issued no qualified opinion and highlights.

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10.5   Officers’ indication of key points and comments on:

I.       Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Company's management in the preparation of interim consolidated financial statements. The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In interim consolidated financial statements, estimates are made by management of the Company and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

(i)        Critical estimates

The main estimates were discussed in detail for the preparation of the consolidated financial statements as of December 31, 2019. In the exercise ended December 31, 2019, there were no significant changes in the estimates made at the end of the year 2018, in addition to those indicated in these statements financial statements, especially arising from the application of IFRS 16.

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes are described below:

i.      Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution for the Financing of Social Security

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and COFINS. Current Income Tax and Social Contribution arise from the application of the respective tax rates on the real income, and the rates of PIS and Cofins applied on the respective calculation basis provided for in the specific legislation, together with the changes in deferred tax assets and liabilities recognized in the consolidated statement of income. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on the differences between the carrying amounts of the assets and liabilities and their respective bases of calculation, and accumulated tax credits and tax losses. These amounts are measured at the rates that are expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets may be used and the deferred tax assets do not result from the initial recognition (except in one combination of business) of other assets and liabilities in an operation that does not affect either the taxable income or the taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

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The deferred tax assets and liabilities recognized are revalued at the balance sheet date, and the appropriate adjustments are made based on the findings of the analyzes carried out. The expected realization of the Company's deferred tax assets is based on projections of future results and based on a technical study.

Additional details are in notes 2.a of the Consolidated Financial Statements of December 31, 2019

ii.     Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which take into account the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

Additional details are in notes 2.e and 47.c8 of the Consolidated Financial Statements of December 31, 2019, which present the sensitivity analysis for Financial Instruments.

iii. IFRS 9 - Financial Instruments

Provisions for losses on receivables

The book value of non-recoverable financial assets is adjusted by recording a provision for loss of debit from "Losses on financial assets (net) - Financial assets measured at amortized cost" in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated statement of income in the period in which the impairment loss decreases and can be objectively related to a recovery event.

To determine the balance of "Provision for impairment", Banco Santander first assesses whether there is objective evidence of impairment individually for financial assets that are significant, and individual or collective for non-recoverable financial assets.

In order to individually measure the impairment loss on loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity and total credit value , and also based on historical experience of impairment and other circumstances known at the time of valuation.

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In order to measure the impairment loss on loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, ie, according to the segment, type of assets, guarantees and other factors associated with the historical experience of impairment and other circumstances known at the time of valuation.

Further details are in note 2.i of the Consolidated Financial Statements of December 31, 2019, which present the sensitivity analysis for Financial Instruments.

For further information, please consult the text on IFRS 9 available in item 10.4 above.

iv. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2019.

v.     Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

Explanatory note 2.r to the Company's consolidated financial statements for the year ended December 31, 2019, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Company between December 31, 2018 and December 31, 2019.

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vi.    Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 13 of the Consolidated Financial Statements of December 31, 2019.

II.      Foreign currency transactions

The financial statements are presented in Brazilian Reais, the functional and reporting currency of Banco Santander and its subsidiaries.

                                                                                                                The assets and liabilities and foreign subsidiary are converted to Real as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheets date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

III.    Basis of consolidation

i.      Subsidiaries

“Subsidiaries” are defined as entities over which the Company has control. Control is based on: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement  and other comprehensive income from the date the Company gains controls until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of Other Comprehensive Income are attributed to the owners of the Company and to the non-controlling interests even if the effect is attributed to non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interest even if this generates a negative balance for non-controlling interests. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

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Changes in the Santander Group’s interest in a subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are registered (i.e. reclassified to income statement or transferred directly to retained earnings) in the same manner as it would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control got lost is considered as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

ii.     Interests in joint ventures (jointly controlled entities) and associates

Joint ventures mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.

Associates are entities over which the Company is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating  decisions of the investee)  but it does not control or has joint control over the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are registered using the equity method, i.e. at the Company’s share of net assets of the investee, after taking into consideration the dividends received from capital reductions and other related transactions. Relevant information regarding companies registered under the equity method by the Company is provided in note 11 of the Consolidated Financial Statements of December 31, 2019.

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iii.        Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is registered in accordance with IFRS 3 - “Business Combinations”.

Business combinations are carried out so that the Company obtains control over an entity and are recognized for accounting purposes as follow:

• The Company measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated financial statement.

• The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 13 of the Consolidated Financial Statements of December 31, 2019). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

The note 3 of the Consolidated Financial Statements of December 31, 2019, includes a description of the most significant transaction carried out in 2019, 2018 and 2017.

iv.        Investment Funds

These include investment funds in which the Santander Group companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore, consolidated in these financial statements.

IV.     Definitions and classification of financial instruments

i.      Definitions

•    “Financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

•    “Equity instrument” is any agreement that evidences a residual interest in the asset of the issuing entity after deducting all of its liabilities.

•    “Financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is zero or very small compared with other financial instruments with a similar response to changes in market factors, and which is settled at a future date.

•    “Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect to make part of the cash flow of the hybrid contract vary similar to a stand-alone derivative

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The following transactions are not treated for accounting purposes as financial instruments:

•    Investments in subsidiaries, jointly controlled entities and associates (notes 3 & 11 of the Consolidated Financial Statements of December 31, 2019).

•    Rights and obligations under employee benefit plans (note 22 of the Consolidated Financial Statements of December 31, 2019).

ii.         Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at Brazilian Central Bank and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

•    Financial Assets Measured At Fair Value Through Profit Or Loss  Held For Trading: this category includes the financial assets acquired to generate short-term profit resulting from the fluctuation of its prices and financial derivatives not classified as hedging instruments, whose primary intention of the Company is to trade them frequently.

•    Financial Assets Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that did not meet the pre-established criteria when evaluating the SPPI Test (Solely Payment of Principal and Interest).

•    Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that at the time of initial designation was made the fair value option.

•    Other Financial Assets At Fair Value Through Profit Or Loss (applicable for comparatives):  this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measurement, manage and control of all risks and returns that enables all the financial instruments involved to be identified and monitored and allows the effective reduction of risk checked. Financial assets may only be included in this category on the date they are acquired or originated.

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Financial Assets Measured At Fair Value Through Profit Or Loss: are stated at fair value. This category does not include debt instruments classified as “Held-to-maturity investments” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

The results rising from changes in fair value are recognized at the Financial Assets Measured At Fair Value Through Other Comprehensive Income line in the Shareholders´ equity except for cumulative impairment losses which are recognized in statement of profit or loss. When the investment is sold or has evidences of decreases on the  fair value due to impairment, the previously recognized result at the same Shareholders´ Equity line, mentioned above is reclassified to the statement of profit or loss.

•    Financial Assets Measured At Amortized Cost: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

•    Held-to-maturity investments(applicable for comparatives): this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Company has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

iii.    Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following headings in the consolidated financial statements:

•    Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with The Brazilian Central Bank and credit institutions.

•    Financial Assets Measured At Amortized Cost:  includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items.

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•    Loans and other amounts with credit institutions: credit of any nature in the name of financial institutions.

•    Loans and advances to clients: includes debit balances of all the remaining credit and loans granted by the Bank, including money market operations through centralized counterparties.

•    Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•    Equity instruments:  Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates.

•    Trading derivatives: includes the fair value in favor of the Company of derivatives which do not form part of hedge accounting.

•    Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

•    Investments in associates and jointly controlled companies: includes the investments made in the share capital of associates and jointly controlled companies.

iv.    Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

•    Other Financial Assets At Fair Value Through Profit Or Loss:  this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

•    Other Financial Assets At Fair Value Through Profit Or Loss:  financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

•    Financial liabilities at amortized cost:  financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

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v.     Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated financial statements:

•    Deposits from The Brazilian Central Bank: deposits of any nature received from Brazilian Central Bank.

•    Deposits from credit institutions:  deposits of any nature, including credit received and money market operations in the name of credit institutions.

•    Client deposits:  includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from client.

•    Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

•    Trading derivatives: includes the fair value, with a negative balance for the Company, of derivatives which do not form part of hedge accounting.

•    Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

•    Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Company which, although equity for legal purposes, do not meet the requirements for classification as equity.

•    Other financial liabilities:  includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

•    Hedging derivatives: includes the fair value of the Company's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

V.       Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered in specific heading liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be recognized as expenses for the period, according to the accrual basis.

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The relevant details of these issued instruments are described in note 20 of the Consolidated Financial Statements of December 31, 2019.

VI.     Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i.      Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

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The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Financial Assets Measured At Amortized Cost” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Company’s maximum exposure to credit risk at each reporting date. Also, the Company has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

ii.     Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial Assets Measured At Fair Value Through Profit Or Loss” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.    Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items - which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount in the heading “Gains (losses) on financial assets and liabilities (net)”.

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Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity in then heading “Other Comprehensive Income”. Items charged or credited to this account remain in the Company’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

iv.    Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to clients who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Company entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.         The derivative hedges one of the following three types of exposure:

a.    Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”).

b.   Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”).

c.    The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.         It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.    At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.   There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3.         There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Company’s management of own risks. The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.    In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

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b.   In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c.    The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a derivative measured at fair value through profit or loss.

When fair value hedge accounting is discontinued (expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity in the heading "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

For the accounting and disclosure of the hedge accounting structures as of December 31, 2019, the Company used the faculty of IFRS 9, to maintain the practices determined by IAS 39.

VII.    Settlement of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.         If the Company transfers substantially all the risks and rewards to third parties-unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

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2.         If the Company retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.    An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b.   The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3.         If the Company neither transfers or retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.    If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.   If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

VII.    Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Company and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Offsetting Agreements and Obligations Settlement (CMN Resolution 3.263/2005) - The Company has an agreement for the clearing and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in higher financial settlement guarantee, with the parties that have this modality of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations with the counterparty.

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VIII.  Regular way of financial assets purchases

Regular way of financial assets purchases are recognized on trade date. The assets are settled when the rights to receive cash flows have expired or the Company has transferred substantially all the risks and rewards of ownership.

(i)    Impairment of financial assets

i.                    Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

•    Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

•    In the case of equity instruments, mean that their carrying amount may not be fully recovered;

•    Arising from the violation of terms of loans, and

•    During the Bankruptcy process.

As a general rule, the adjustment of the value of the impaired financial instruments is recognized in the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

ii.     Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

•    All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable;

•    The various types of risk to which each instrument is subject; and

•    The circumstances in which collections will foreseeably be made.

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These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Company has certain policies, methods and procedures for covering its credit risk arising from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, in the examination and to document debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduction of the exposure to credit risk, are based on an individual basis or grouped by similarity:

•    Clients with individual management: Wholesale clients, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support the decision-making based in internal risk assessment.

•    Clients with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. The credits related to clients standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Company evaluates all loans. Loans are either individually or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

The Company first assesses whether objective evidence of impairment loss individually for financial assets are individually significant, and individually or collectively for financial assets are not individually significant.

To measure the impairment loss on loans individually evaluated for impairment, the Company considers the conditions of the borrower, such as his economic and financial situation, level of indebtedness, ability to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

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To measure the impairment loss on loans collectively evaluated for impairment, the Company segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

In some cases the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances.

The impairment loss is calculated by using statistical models that consider the following factors:

Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty. The timing of default is considered in the PD measurement.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets:

•    Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower default in the coming year. A loan will be defaulted if either the principal or interest become past due by ninety days or more or the loan is active but there are doubts about the solvency of the counterparty (subjective doubtful assets).

•    Losses given default, or “LGD”, is the loss arising in the event of default. LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

•    In addition, prior to loans be written-off (which is only done after the Company have completed all recovery efforts and after about 360 days late), it is registered fully provision of the loan´s remaining balance so this provision (allowance for loan losses) fully covers the losses. Thus, the Company concludes that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

iii.    Debt or equity instruments classified as financial assets measured at fair value through other comprehensive income

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The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a prolonged decline in fair value, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses from a prolonged decline in fair value relating to an investment in equity instruments are not reversed in subsequent periods.

IX.     Repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated financial statements as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with The Brazilian Central Bank, Loans and advances to credit institutions or Loans and advances to clients (Deposits from The Brazilian Central Bank, Deposits from credit institutions or Client deposits).

Differences between the purchase and sale prices are recognized as interest over the duration of the contract.

X.       Accounting for leases

i.          Financial leases

Financial leases are leases that transfer to the lessee substantially all the risks and benefits associated with ownership of the leased asset.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Financial Assets Measured At Amortized Cost in the consolidated financial statements.

The finance income arising from these contracts is credited in the heading “Interest and similar income” in the consolidated income statement in order to achieve a constant rate of return over the deadline of the lease.

XI.     Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

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Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. These assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized in the heading “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

XII.    Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at December 31, 2019, 2018 and 2017 is provided in note 44-d of the Consolidated Financial Statements of December 31, 2019

XIII.  Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware, right-of-use of assets and other fixtures owned by the Company, including tangible assets received by the Company in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated maturity of the various assets):

Annual Rate
Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

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The Company assesses at end of each reporting period, if there is indication that the items of tangible assets carrying amount may be impaired, that is if there is an asset with its carrying amount bigger than its recoverable amount, either for use or sale.

Once an impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in the heading "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of a recovery of a tangible asset value, the Company recognizes the reversal of the impairment loss amount recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the asset. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

XIV. Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software development. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i.      Goodwill

In the acquisition and/or merger of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

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The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to their carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise them based on their respective fair values at the date of purchase.

In the case of a business combination made in stages, prior interest in the acquired is measured again at fair value at the acquisition date when control of the acquired is obtained.

ii.     Other intangible assets

Other intangible assets are non-monetary assets without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Company. They can have characteristics of definite or indefinite period.

Other intangible assets can have an indefinite maturity - when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities - or a finite maturity, in all other cases.

Intangible assets with indefinite maturity are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining maturity of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite maturity are amortized over those maturity using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Company assesses at the end of each period, if there is any indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Company.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

XV.   Other assets

Other Assets include the balances of all prepayments and accrued income (excluding accrued interest), acquired client list, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount shall be disclosed in the consolidated financial statements, and the amount of any other assets not included in other items.

The Company uses the value in use of client relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of client lists acquired related to the purchase of the "payroll" will be determined individually. An analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

XVI. Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by actuarial provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Company accepts a significant risk, other than a financial risk, from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires or is cancelled.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator and based on management’s future expectations. In the later case, the anticipated future investment yield is set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each financial statement date an assessment is made in order to verify whether the actuarial provisions are adequate.

In the years ended December 31, 2019, 2018 and 2017, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAP).

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At December 31, 2019, the LAT indicated the need for the additional constitution of technical provisions amounted to R$215,754 (12/31/2018 - R$130,307 and 12/31/2017 - R$85,395) for Indemnity Funds for Benefit (FGB) plans.

XVII.  Provisions for legal and administrative proceedings, commitments and other provisions

The Company and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, lawsuits and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each financial statement date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those lawsuits for which the risk of loss is possible, are not recorded and the information is disclosed in the financial statements and for the lawsuits for which the risk of loss is remote, no disclosure is required.

Contingent assets are not recognized, except when there are guarantees or favorable lawsuits decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements, to file a rescission lawsuit within a period determined by current legislation. Rescission lawsuits are considered as new events and will be evaluated for contingent liability purposes if and when they are filed.

XVIII.  Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

XIX. Share-based compensation

The Company has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Company during the term of the Plan for his rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Company, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are linked to the market price of the Company´s shares. The Company measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

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Settlement in shares

The Company measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Company considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Company reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Company measures the fair value of services rendered and the corresponding liability incurred, based on the fair value of the share appreciation rights at the grant date and until the liability is settled. The Companys remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Company bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Company reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.

XX.   Recognition of income and expenses

The most significant criteria used by the Company to recognize its income and expenses are summarized as follows:

i.      Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method.

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ii.     Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 35 of the Consolidated Financial Statements of December 31, 2019). The main criteria are as follows:

•    Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

•    Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

•    Those relating to services provided in a single act are recognized when the single act has been performed.

iii.    Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.    Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.     Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in the income statement over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

XXI.   Guarantees

i.      Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Company initially recognizes the commission of the financial guarantees as liability in the consolidated financial statements at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over their term.

Financial guarantees, regardless of the guarantor, type of instrument or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

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The provisions made for these transactions are recognized in the heading “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated financial statements (note 23 of the Consolidated Financial Statements of December 31, 2019).

If a specific provision is required for financial guarantees, the related unearned commissions are recognized in the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated financial statements are reclassified to the appropriate provision.

ii.     Guarantees and Credit Risk Mitigation Policy

Banco Santander controls the credit risk using the collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. Annually the Company reviews its guarantees policies to capture changes in the market, in the caracteristics of the assets given as guarantees and the conditions of the assets, those are examples of technical parameters reviewed.

Credit limits are continually monitored and changed in client behavior function. Thus, the potential loss values represent a fraction of the amount available.

XXII.  Assets under management and investment and pension funds managed by the Company

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 44-b of the Consolidated Financial Statements of December 31, 2019 contains information on the third-party assets managed by the Company.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Company entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

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XXIII.  Post-employment benefits

Post-employment benefit plans include the commitments of the Company: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined contribution plans is the post-employment benefit plan which the Company, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made are recognized in the heading "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22 of the Consolidated Financial Statements of December 31, 2019. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, there is full recognition in liabilities heading of actuarial losses (actuarial deficit) not recognized previously when they occur, which its counterparty is a heading in the stockholders’ equity (Other Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any deduction from the plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan assets in the financial statements when they meet the following characteristics: (i) the fund assets are sufficient to meet all employee benefit plan or the sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

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- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service provided in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service provided in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the headings "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

XXIV.   Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 22 of the Consolidated Financial Statements of December 31, 2019).

XXV.  Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

XXVI. Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

Income tax is calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution (CSLL) is calculated at the rate of 15% for financial institutions and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate, for Companys of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

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The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remeasurement of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each financial statements date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits is based on the Company's projections of future results and on technical technical analysis of the realization of the temporary differences, as shown in Note 24 of the Consolidated Financial Statements of December 31, 2019.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

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XXVII.         Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the following meanings:

•        Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value and original maturity of three months or less.

•        Operating activities: the primary revenue-generating activities of credit institutions and other activities that are not investing or financing activities.

•        Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•        Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Company classifies as cash and cash equivalents balances recorded in the headings "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated financial statements, except restricted resources and long-term transactions.

The interest paid and received correspond to operating activities of Banco Santander.

10.6   Officers description of relevant items not evidenciated in the financial statements of the Company:

a. the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items), such as:

i.          commercial operating leases, assets and liabilities

On December 31, 2019, the Company rented properties, mainly used as branches, based on a standard contract, which can be canceled at its discretion and includes the right to renew option and readjustment clauses, within the concept of operating leasing. The total minimum future payments for non-cancellable operating leases as of December 31, 2019 is R$2,291 million, of which R$651 million in up to 1 year, R$1,492 million between 1 and 5 years and R$147 million over 5 years. Additionally, the Company has contracts with an indefinite term, in the amount of R$918 thousand corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as an expense in 2019, amounted to R$701 million.

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The rental contracts will be readjusted annually, according to the legislation in force, and the highest percentage is according to the variation of the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate this contract, at any time, in accordance with contractual clauses and legislation in force.

ii. written-off receivables portfolios in relation to which the entity is exposed to risks and responsibilities, indicating the respective liabilities

Not applicable, since there are no such assets off balance sheet.

iii. agreements for future purchase and sale of products or services

Not applicable, since there are no such assets off balance sheet.

iv. unfinished construction contracts

Not applicable, since there are no such assets off balance sheet.

v. agreements for  future receivables from loans

Not applicable, since there are no such assets off balance sheet.

b. other items not evidenced in the financial statements

The Company grants a series of guarantees for its clients to have a better credit position and to enable them to be competitive. As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost in the event of a total default by the guaranteed parties, without considering possible recoveries from suretyships held or pledged, or recoveries under recourse provisions.

There is no relationship between these amounts and probable losses on these guarantees.

In fact, “maximum potential amount of future payments” significantly exceeds inherent losses.

The table below presents all the guarantees as of December 31, 2019, 2018 and 2017.

In R$ million	2019	2018	2017

Maximum potential value of future payments

Contingent liabilities
Guarantees and other guarantees	41,870	39,082	40,730
Financial Guarantees	29,397	27,216	37,007
Performance Guarantees	1,009	908	486
Financial letters of credit	11,388	10,860	3,111
Others	76	97	125
Other contingent exposures	2,443	3,178	1,915
Documentation credits	2,443	3,178	1,915
Total contingent liabilities	44,313	42,260	42,645

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The investment funds under management of the Company, which are not recorded in the Company’s balance sheet are detailed below:

In R$ million	2019	2018	2017
Managed funds	2,035	1,897	1,748
Total	2,035	1,897	1,748

Lastly, the Company is the custodian of debt instruments and securities of third parties in the total amount of R$27,284 million in 2019, R$34,041 million in 2018 and R$40,459 in 2017.

10.7   Comments on items not evinced in the financial statements:

a.       how do such items alter or may alter the revenues, expenses, operational result, financial expenses or other items of the financial statements of the Company.

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this document.

b.       nature and the purpose of the operation

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this document

c.       the nature and amount of obligations assumed and the rights generated in favor of the Company by virtue of the operation.

There are no additional effects to be evidenced, except for those presented in Section 10.6 of this document.

10.8      Officers’ comments and indications of main aspects of the Company’s business plan, exploiting specifically the following items

a. investments, including:

i. quantitative and qualitative description of current and expected investments

The Company's main capital expenditures are made up of investments in information technology. The Company's information technology platform focuses on its customers and supports the Company's business model. In 2019, 2018 and 2017, total investments in information technology were R$1,858 million, R$ 276 million and R$1,132 million, respectively.

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In 2019, the Company made significant changes in its operations and technological infrastructure, through the implementation of several and modern solutions in the areas of Artificial Intelligence (Machine Learning, AIOPs), Micro Services, BPM, Block Chain, Cyber ?Security, Facial Recognition, MultiCloud, among others. The application of these new technologies allowed the renewal of our digital channels to continuously improve the experience of interaction between customers and the Company, seeking to offer increasingly practical and intuitive services, in addition to enabling the launch of digital and innovative products on the market, credit, consortium, payments, agribusiness, investments, in order to meet the demands and expectations of the modern client.

In the scope of physical service (Branches, PABs and PAEs), applying new features, including: biometrics for PJ customers in card transactions, purchase and payment of exchanges for digital treasure, unified service for a more efficient service organization and recognition of preferred clients on the agencies' totem, seeking greater security, agility and personalization of services.

ii. sources of investment financing

The sources of financing of the investments referred to above is mainly the cash flow from operating activities. The investments in progress consist mainly of investments in technology.

iii. material current divestitures and expected divestitures

The main divestments in the last three fiscal years were the sale of BW Guirapá in 2017 and CIBRASEC, in 2019, as described in item 10.3 b above.

b. so long as it has already been disclosed, to indicate the acquisition of plants, equipment, patents, or other assets that are expected to materially affect the Company's production capacity.

                                                                                                            Please consult the information available in item 10.3 - b above.

c. new products and services, indicating:

i. description of ongoing research already disclosed

Not applicable

ii. total amounts spent by the Company on research for development of new products or services

Not applicable

iii. ongoing projects already disclosed

Not applicable

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iv. total amounts spent by the Company on development of new products or services

Not applicable, since the amounts spent on the development of new products or services are considered in item 10.8.a (i) above.

10.9      Comments of the Officers regarding other factors that highly influenced the operational performance and that were not identified or commented in the other items of this section

The balance of amounts spent with other administrative expenses for 2018 was of R$7,586,131,000,00, of which R$621,645,000,00 are attributed as expenses with publicity.

The breakdown of balance of other administrative expenses for the years 2018, 2017 and 2016 is as follows:

There is no other information pertaining to this topic and deemed relevant by the Company which has not been described in other items of this Section 10.

___________________________________________________

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EXHIBIT III

BOARD PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE FISCAL YEAR (Pursuant to item II of the sole paragraph of article 9, Annex 9-1-II to CVM Instruction 481 – BRGAAP data)

1. Inform the net profit for the fiscal year

The net profit for the fiscal year 2019 was R$ 14,088,490 thousand in the individual financial statements, and R$ 14.180.987 thousand in the consolidated statement.

2. Inform the overall amount and the value per share of dividends, including anticipated dividends and interest on net equity that has already been declared

At each shareholder ordinary general meeting, the Board of Directors shall make a recommendation on the allocation of the net profit of the previous fiscal year, which will be the object of decision.

In 2019, the Board of Directors has approved the payment of interest on net equity to our shareholders in the amount of R$ 4,010million, and dividends in the amount of R$ 6,790million, ad referendum of the ordinary general meeting. These values were paid on March 29, June 28, September 30, December 27, 2019, and February 26, 2018, as shown in the table below in summarized form:

FY 2019	Date	Gross amount (in thousands reais)	Gross value per share (in thousands reais)			Net value per share (in thousands reais)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interest on own capital	03/29/19	1,000,000	0.12758528	0.14034380	0.26792908	0.10844748	0.11929223	0.22773972	04/29/19
Interest on own capital	06/28/19	1,000,000	0.12763993	0.14040392	0.26804384	0.10849394	0.11934333	0.22783727	07/31/19
Interest on own capital	09/30/19	1,000,000	0.12766104	0.14042715	0.26808819	0.10851189	0.11936308	0.22787496	10/30/19
Interest on own capital	12/27/19	1,010,000	0.12896733	0.14186406	0.27083139	0.10962223	0.12058445	0.23020668	02/21/20
Intercalary dividends	12/27/19	6,790,000	0.86701797	0.95371977	1.82073774	0.86701797	0.95371977	1.82073774	02/21/20
		10,800,000	1.37887154	1.51675870	2.89563024	1.30209351	1.43230286	2.73439637

3. Inform the net profit percent for the distributed fiscal year

In the fiscal year 2019, 80.69% of the Company’s net profit was distributed, after allocation to the legal reserve, according to individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Brazilian Central Bank and CVM standards as demonstrated below.

Description	2019	2018	2017
Net Profit	14,088,490	12,166,394	7,995,872
(-) Legal reserve	704,459	608,320	399,794
(=) Net profit adjusted fot eh purpose of dividends (i)	13,384,031	11,558,075	7,596,078
Mandatory minimum dividend (25%)	3,346,008	2,889,519	1,899,020
Interest on own capital (JCP)	4,010,000	4,080,000	3,800,000
Prepaid dividends	6,790,000	2,520,000	2,500,000
Total (JCP + Dividends) (ii)	10,800,000	6,600,000	6,300,000
Dividend	7,453,992	3,710,481	4,400,980

% of distribued profit (ii) / (i)	80.69%	57.10%	82.94%

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

4. Inform the overall amount and the value per share of dividends distributed on the basis of profit from previous fiscal years.

In 2019, no interim dividends were approved.

5. Inform, minus anticipated dividends and interest on net equity that has already been declared:

a. the gross dividend value and interest on net equity, in segregated form, by the action of each kind and class

In 2019, interest on net equity in the amount of R$ 4,010million and dividends in the amount of R$ 6,790million, as mentioned in item 2 above, were declared in advance. After deducting these amounts, there were no other declaration of dividends and/or interest on net equity referring to net profits for the fiscal year of 2019.

b. the form and the deadline for payment of dividends and interest on net equity

Not applicable

c. possible incidence of update and interest on the dividends and interest on net equity

Not applicable

d. declaration date for dividend payment and interest on net equity considered for identification of shareholders who are entitled to the receipt thereof

Not applicable

6. In case of declaration of dividends or interest on net equity on the basis of profits recorded in half-yearly balance sheets or in shorter periods

a. inform the amount of dividends or interest on net equity that has already been declared

b. inform the date of the respective payments

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

In 2019, the Board of Directors has approved, ad referendum of the Ordinary General Meeting to be held until April 30, 2020, the Executive Board proposal related to the declaration of the following earnings:

•        Interest on net Equity, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 1,000,000,000.00, corresponding to R$ 0.12758527588 per common share, R$ 0.14034380347 per preferred share and R$  0.26792907936 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, became the net amount equivalent to R$ 0.10844748450 per common share, R$  0.11929223295 per preferred share, and R$ 0.22773971745 per Unit, except for tax exempt shareholders.

Shareholders who were registered in the Company's books at the end of March 29, 2019 were entitled to the Interest on net Equity approved at the meeting held on April 5, 2019. As of April 8, 2019 (including the same), shares of Santander Brasil were traded "ex- Interest on net Equity ". The Interest on net Equity were paid in April 29, 2019.

•        Interest on net Equity, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 1,000,000,000.00, corresponding to R$ 0.12763992538 per common share, R$  0.14040391792 per preferred share and R$  0.26804384330 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, became the net amount equivalent to R$  0.10849393658 per common share, R$  0.11934333023 per preferred share, and R$  0.22783726680 per Unit, except for tax exempt shareholders.

Shareholders who were registered in the Company's books at the end of July 5, 2019 were entitled to the Interest on net Equity approved at the meeting held on June 28, 2019. As of July 8, 2019 (including the same), shares of Santander Brasil were traded "ex- Interest on net Equity ". The Interest on net Equity were paid in July 31, 2019.

•        Interest on net Equity, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 1,000,000,000.00, corresponding to R$ 0.12766104468 per common share, R$  0.14042714915 per preferred share and R$  0.26808819384  per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, became the net amount equivalent to R$ 0.10851188798 per common share, R$  0.11936307678 per preferred share, and R$  0.22787496476 per Unit, except for tax exempt shareholders.

Shareholders who were registered in the Company's books at the end of October 8, 2019 were entitled to the Interest on net Equity approved at the meeting held on September 30, 2019. As of October 9, 2019 (including the same), shares of Santander Brasil were traded "ex- Interest on net Equity ". The Interest on net Equity were paid in October 30, 2019.

•        Interest on net Equity, pursuant to article 17, XVIII of the Company's Bylaws, in the gross amount of R$ 1,000,000,000.00, corresponding to R$ 0.12896732707 per common share, R$  0.14186405977 per preferred share and R$  0.27083138684 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, became the net amount equivalent to R$ 0.10962222801 per common share, R$  0.12058445081 per preferred share, and R$ 0.23020667882 per Unit, except for tax exempt shareholders.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

•        Intercalary Dividends, in the amount of R$  6,790,000,000.00, pursuant to Article 37, item I, of the Company's Bylaws, based on profits registered in a balance sheet specifically prepared for this purpose, on November 30, 2019, equivalent to R$ 0.86701797107 per common share, R$ 0.95371976819 per preferred share, and R$  1.82073773927 per Unit.

Shareholders who were registered in the Company's books at the end of January 3, 2020 were entitled to the Interest on net Equity approved at the meeting held on December 27, 2019. As of January 6, 2020 (including the same), shares of Santander Brasil were traded "ex- Interest on net Equity ". The Interest on net Equity were paid in February 21, 2020.

7. Provide comparative table indicating the following values per share of each type and class

a. net profit for the fiscal year and the 3 (three) previous fiscal years

The net profit for the last three (3) fiscal years is shown below as the Company's individual financial statement, drawn up in accordance with the Accounting Practices Adopted in Brazil, configured by the Corporations Law, associated to the CMN, Banco Central and CVM standards:

Description	2019	2018	2017
Net profit (in Thousand R$)	14,088,490	12,166,394	7,995,872

Profit per share (in R$)
Common share	1.87883	1.62250	1.06633
Preferred share	1.87883	1.62250	1.06633

Common shares (in thousands)	3,818,695	3,818,695	3,818,695
Preferred shares (in thousands)	3,679,836	3,679,836	3,679,836

b. dividend and interest on net equity distributed in three (3) previous fiscal years

FY 2019	Date	Gross amount (in thousands reais)	Gross value per share (in thousands reais)			Net value per share (in thousands reais)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interest on own capital	03/29/19	1,000,000	0.12758528	0.14034380	0.26792908	0.10844748	0.11929223	0.22773972	04/29/19
Interest on own capital	06/28/19	1,000,000	0.12763993	0.14040392	0.26804384	0.10849394	0.11934333	0.22783727	07/31/19
Interest on own capital	09/30/19	1,000,000	0.12766104	0.14042715	0.26808819	0.10851189	0.11936308	0.22787496	10/30/19
Interest on own capital	12/27/19	1,010,000	0.12896733	0.14186406	0.27083139	0.10962223	0.12058445	0.23020668	02/21/20
Intercalary dividends	12/27/19	6,790,000	0.86701797	0.95371977	1.82073774	0.86701797	0.95371977	1.82073774	02/21/20
		10,800,000	1.37887154	1.51675870	2.89563024	1.30209351	1.43230286	2.73439637

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

FY 2018	Date	Gross amount (in thousands reais)	Gross value per share (in thousands reais)			Net value per share (in thousands reais)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interest on own capital	3/27/18	600.,000	0.07633038	0.08396342	0.16029380	0.06488082	0.07136891	0.13624973	4/26/18
Intercalary dividends	6/26/18	600,000	0.07649556	0.08414512	0.16064068	0.07649556	0.08414512	0.16064068	7/27/18
Interest on own capital	9/28/18	600,000	0.07649852	0.08414837	0.16064688	0.06502374	0.07152611	0.13654985	10/26/18
Interest on own capital	12/28/18	2,880,000	0.36741489	0.40415638	0.77157127	0.31230266	0.34353292	0.65583558	2/26/19
Intercalary dividends	12/28/18	1,920,000	0.24494326	0.26943759	0.51438085	0.24494326	0.26943759	0.51438085	2/26/19
		6,600,000	0.84168261	0.92585087	1.76753348	0.76364604	0.84001065	1.60365669

FY 2017	Date	Gross amount (in thousands reais)	Gross value per share (in thousands reais)			Net value per share (in thousands reais)			Payment date
			ON	PN	Unit	ON	PN	Unit
Interest on own capital	4/25/17	500,000	0.06337800118	0.06971580130	0.13309380248	0.05387130100	0.05925843111	0.11312973211	5/26/17
Interest on own capital	7/25/17	500,000	0.06352799946	0.06988079941	0.13340879887	0.05399879954	0.05939867950	0.11339747904	8/25/17
Interest on own capital	9/29/17	500,000	0.06359174383	0.06995091821	0.13354266204	0.05405298226	0.05945828048	0.11351126274	10/26/17
Interest on own capital	12/28/17	2,300,000	0.29283542142	0.32211896356	0.61495438498	0.24891010821	0.27380111902	0.52271122723	2/26/18
Intercalary dividends	12/28/17	2,500,000	0.31829937110	0.35012930822	0.66842867932	0.31829937110	0.35012930822	0.66842867932	2/26/18
		6,300,000	0.80163253699	0.88179579070	1.68342832769	0.72913256211	0.80204581833	1.53117838044

8. In case there is allocation of profits to legal reserve

a. identify the amount intended for the legal reserve

Of the net profit for the fiscal year 2019, which totaled the amount of R$ 14,088,490 thousand, the value of R$ 704,459 thousand, equivalent to 5% of the net profits, was allocated in the legal reserve.

b. detail the legal reserve calculation method

Pursuant to Article 193 of the Corporations Law, there is an obligation to constitute the legal reserve to which 5% of the net profits of each fiscal year must be allocated, until the total amount of the reserve reaches 20% of the share capital.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

9. If the company has preferred shares entitled to fixed or minimum dividends

a. describe the calculation method for the fixed or minimum dividends

Not applicable.

b. inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid installment is cumulative

Not applicable.

d. identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

10. In relation to the mandatory dividend

a. describe the calculation method provided for in the Bylaws

The Company's Bylaws provides that an amount corresponding to not less than 25% of the net profits, deducted from allocations for legal and contingency reserves, must be available for distribution as dividends or interest on net equity in every fiscal year.

b. inform whether it is being paid in full

In the fiscal year 2019 the mandatory dividend was fully paid as shown in the worksheet below:

Descrição	2019	2018	2017
Net Profit	14,088,490	12,166,394	7,995,872
(-) Legal Reserve	704,459	608,320	399,794
(=) Net Profit Adjusted for the purpose of Dividends (i)	13,384,031	11,558,075	7,596,078
Mandatory Minimum Dividend (25%)	3,346,008	2,889,519	1,899,020
Interest on Own Capital (JCP)	4,010,000	4,080,000	3,800,000
Prepaid Dividends	6,790,000	2,520,000	2,500,000
Total (JCP + Dividends) (ii)	10,800,000	6,600,000	6,300,000
Dividend	7,453,992	3,710,481	4,400,980

c. inform any amount withheld

There was no minimum mandatory dividend withholding

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

11. In case there is mandatory dividend withholding due to the company's financial situation

a. inform the withholding amount

Not applicable.

b. describe in detail the company's financial situation, additionally addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c. justify the withholding of dividends

Not applicable.

12. In case there is an allocation of results for contingency reserve

a. identify the amount intended for the reserve

There was no allocation of results for constituting contingency reserve in the Company.

b. identify the loss deemed probable and the cause thereof

Not applicable.

c. explain why the loss has been deemed probable

Not applicable.

d. justify the reserve constitution

Not applicable.

13. In case there is an allocation of results for unrealized profit reserve

a. inform the amount intended for the unrealized profits reserve

There was no allocation of results for unrealized profits reserve in the Company.

b. inform the nature of unrealized profits that originated the reserve

Not applicable.

14. In case there is an allocation of results for statutory reserves

a. describe the statutory clauses that establish the reserve

The Company's Bylaws establish that, after deduction of the values intended for legal reserve and the mandatory dividends, is possible to allocate the remaining amounts from the adjusted net profit in the dividend equalization reserve, which may not exceed 50% of the Company’s share capital.

b. identify the amount intended for the reserve

In the profit allocation proposal for fiscal year 2019, after allocations to the legal reserve account, as well as dividends and interest on net equity distribution, the remaining amount of the net profits corresponding to R$ 2,584,065 thousand was allocated to the dividend equalization reserve account.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

c. describe how the amount was calculated

It is the remaining profit balance for the fiscal year 2019, after allocations to the legal reserve account, to dividends and interest on net equity.

15. In case profit withholding is provided for in the capital budget

a. identify the withholding amount

There was no profit retention in the Company, in accordance with the capital budget.

b. provide copy of capital budget

Not applicable.

16. In case there is an allocation of results for tax incentives reserve

a. inform the amount intended for the reserve

There was no allocation of results for constituting tax incentives reserve in the Company.

b. explain the nature of the allocation

Not applicable.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

EXHIBIT IV

ITEM 13 of Annex 24 of CVM Instruction 481

(Pursuant to item II of Article 12 to CVM Instruction 481)

13. Remuneration of the Executives

13.1. Describe the Policy or Practice of Remuneration of the Board of Directors, Statutory and Non-Statutory Officers, Supervisory Board, Statutory Committees, and Audit, Risk, Finance and Remuneration Committees

A.       Board of Directors

All members of the Board of Directors are entitled to a fixed compensation including monthly fees and benefits. In extraordinary and fully justified situations, the Chairman of the Board of Directors may also receive an annual variable compensation for the tasks performed, upon a resolution from the Compensation Committee and from the Board of Directors, and always within the global limit of the annual compensation approved in general meeting.

It is important to emphasize that, in case a member of the Board of Directors is also a member of Company´s Auditing Committee, in terms of applicable regulation and the internal ruling of the Auditing Committee, such member shall opt for the compensation from one of the bodies. In relation to other Advisory Committees, in case one of the members or the Chairman of the Board of Directors become part of them, he/she shall be entitled to the compensation attributed to him/her as a member or Chairman of the Board.

B.       Board of Officers

The members of the Executive Board are entitled to: fixed compensation that includes monthly payments, benefits, social security and variable compensation, always within the global limit of the annual compensation approved in a general meeting.

C.        Audit Committee

The Audit Committee is composed of at least three and a maximum of six members, appointed by the Board of Directors, among persons, members or not of the Board of Directors, who fulfill the legal and regulatory conditions required for the exercise of the position.

D.       Compensation, Nomination and Governance, Sustainability, and Risks and Compliance Committees - Advisory Committees

In the meeting of the Board of Directors, held on March 27, 2019, the monthly fixed compensation of the members of the Advisory Committees was approved, but the only ones entitled to that compensation are those members not holding a position in the Executive Board.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The members of the Advisory Committee are not entitled to any other type of compensation or benefit.

a.           Goals of the compensation policy or practice, informing if the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the worldwide computer network where the document can be consulted.

The Company has a Compensation Policy approved by the Board of Directors meeting held on May 29, 2019.

The compensation policy of the Board of Directors aims to ensure the following assumptions:

•     To ensure the interests alignments among the shareholders and the public with who the Company relates with, and

•     To promote the good performance of the Company and to ensure the shareholders interests by means a long-term commitment.

The purpose of the Executive Board compensation policy/practice is to support the company´s strategy, aiming to:

•        Promote the Company´s recurrent good performance and to assure the shareholders interest through the long-term compliance of the members of the Executive Board, create long-term value and be compatible with adequate, rigorous risk management and with long-term strategy, values and interests, as well as maintain a solid base capital through a long-term commitment by the members of the Executive Board;

•        To recognize the meritocracy, differentiating the individual contributions of the areas and the Company in the fulfillment of the objectives and in the execution of the strategies of the business, proposed by the Executive Board and approved by the Board of Directors, regardless of ethnicity, race, sex or any personal matter; and

•        To maintain the competitiveness of the compensation paid by the Company in a way that facilitates the attraction and retention of managers.

The remuneration of the Audit Committee should be adequate to attract qualified and experienced professionals and to recognize for the performance of their attributions established in the bylaws.

b.                              Breakdown compensation, appointing:

(i)    Description of the elements of compensation and the objectives of each of them

The compensation of the Board of Directors is composed as follows:

•        Fixed Compensation: The fixed compensation includes monthly fees, based on market research data prepared by a specialized external advisory firm, with a maximum global amount being annually approved in a general meeting. The fixed compensation aims to attract and retain professionals with the necessary skills and experience for the position.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

•        Annual variable compensation (Programa Próprio Gestão - PPG): If a variable compensation is granted to the Chairman of the Board, the calculation of this variable compensation shall take into account the individual performance, performance of the business units and the overall performance of the entity.  It shall consider the payment form and the different deferral percentages, according to the variable compensation level received in the fiscal year, and according to Malus and/or Clawback clauses, with a possibility of decrease in up to 100% of the variable compensation amount under the estimated hypothesis. The objective of the variable compensation is to mobilize and recognize, through meritocracy, the organization performance.

•        Benefits: The Company grants for the Independent Directors and for the Directors without position in Company´s Executive Board or in other company of Santander Group, benefits aligned with the dimension of the position and the market practices, including health and dental care and life insurance. For the Chairman, in addition to these benefits, are also available vehicle and driver, among others. For the expatriated members of the Board, the organization may also offers expatriation benefits, including car, payment of rent, children´s schools, living costs, among others. The purpose of the benefits is to attract and retain professionals with the necessary skills and experience for the job.

•        Private Pension Plan: Up to the present moment, the members of the Board of Directors that have not been holding executive positions are not entitled to private pension plan.

•        Share-based compensation: Up to the present moment no share-based compensation has been defined to the members that are part of this body.

The compensation of the Executive Board includes a fixed part and another one that is variable, as detailed below:

•        Fixed Compensation: The fixed compensation includes a contractual salary to each executive. The salary is linked to the job position that is held and has as reference the range of the correspondent level.  The individual salary includes the seniority of the individuals holding the positions and it is aligned with the market practices, being periodically measured through salary researches performed by specialized Advisory firms. The purpose of the fixed compensation is to attract and retain professionals with the necessary skills and experience for the job.

•        Benefits: They are aligned with the scope of the position held and the market practices, including Medical Healthcare, Dental Care and Life Insurance. For the CEO is also available a Vehicle for transportation. From March 2018, the benefit of a locomotion vehicle or specific budget was closed to other executives, also in line with market practices. The purpose of the benefits is to attract and retain professionals with the necessary skills and experience for the job.

•        Private Pension Plan: The pension plan is a tool for financial planning, aiming to ensure future supplementary income. Currently the biggest plan is SantanderPrevi, wich is closed for new accessions since July 2018. As of January 2018, the SBPrev Pension Plan was implemented for new employees / managers and new members. As of March 2018, the Santander Plus Pension Plan was implemented, which, like SantanderPrevi, provides future supplementary income. This plan is restricted to the group of executives that form part of the "Santander Plus" Collective. Participation is optional and the contribution is annual, limited to 12 salaries, with a 100% contribution made by Santander Brasil. An executive is entitled for the Plano Gerador de Benefícios Livres (Free Benefit Generating Plan) - PGBL, promoted by Santander with Zurich Santander. The purpose of the private pension plan is to attract and retain professionals with the necessary skills and experience for the job.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

•        Variable Compensation: The variable compensation includes the annual Variable Income program (Schedule Self Management [Programa Próprio Gestão] - PPG) and the Long-Term Incentive Plans (ILP).

(i.1)                     Schedule Self Management (PPG)

The purpose of the PPG is to mobilize and recognize, through the meritocracy, the performances within the Company. This program, to which the Executive Board members are elective, takes into account the individual performance, measured through the institutional tool of performance evaluation (Driven by Goals [Direção por Objetivos] - DPO) and includes quantitative and qualitative indicators, the performance of the business unit, measured through the DPO of the area, and reflects the goals of the area in the fiscal year and in the Company´s overall performance.

As from 2018, the variable income shall be calculated as follows:

For the fiscal year 2019, the Quantitative Metrics evaluated were the following:

Category		Quantitative Metrics
Clients (20%)		Customer Satisfaction
Number of Loyal Customers
shareholders (80%)	Risks (10%)	Credit cost rate
Default ratio
	Capital (20%)	Contribution to the Group's Capital
	profitability (50%)	Net profit
RoRWA

By recommendation of the Compensation Committee, the Board of Directors shall perform a qualitative assessment of each quantitative metric, taking into account the form upon which each target was reached and other relevant and context aspects that are not directly contemplated by each indicator.  This assessment my increase or decrease the result of each metric in up to 25%.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

In the specific case of the members of the Executive Board, the variable income shall be affected also by the result of Santander Group.

The annual variable compensation for the statutory directors is paid as follows:

In case of the chief executive officer, the deferral in such program is of at least 50%, with at least 25% for each of the abovementioned items.

The deferral percentage depends on the variable compensation level received in the fiscal year (it includes the ILP for the granting year, valuated at the granting price). In case the variable compensation is between R$ 5.5 mm and R$ 8 mm, the deferral shall be 50%, being 25% of each of the deferral installment paid in cash. In case the variable compensation amount is equal or above R$ 8 mm, the deferral will be of 60%, being 30% of each installment deferral and 20% of each installment paid in cash.

As from 2015, in case of the Chief Executive Officer or in case the variable compensation is equal or above R$ 5.5 mm, the payment of the deferral installments turns from three to five annual and equal installments, being kept the lock-up conditions.

As from the year 2016, in case of three-year deferral plan of the Executive Board and other executives chosen by the Executive Board, the payment of the last deferral installment shall be subject to the compliance of four indicators (detailed in the table below) during a period of three years. In the case of five-year deferral plan, the payment of the last three deferral installments will be subject to the compliance with the same indicators during a period of five years.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Index	Weight
Total shareholders return	33.33%
Capital ratio (CET1)	33.33%
Earnings per share	33.33%

The plan is still subject to a Malus and/or Clawback clauses, i.e., the Company´s Board of Directors, upon recommendation of the Compensation Committee (CR), may approve a decrease of up to 100% of the amount of each participant under the following hypothesis:

•             Company´s weak financial performance;

•             not compliance by the participant of the internal regulations, in special with those related to risks;

•             material changes in the company´s financial statements, which were considered by the independent auditors, except if they arise from changes in the accounting standards. in case the board of directors understands that it is necessary, the Santander Group financial statements may also be considered in this analysis;

•             material variations in the share capital or in the qualitative evaluation of Santander Brasil risks. in case the board of directors understands that it is necessary, the variations in the share capital of Santander Group may also be considered in this analysis.

•             significant failures in risk management committed by the company or by a business unit or risk control;

•             increase in the capital needs of the company or of a business unit not foreseen at the time of generating the exposures;

•             regulatory sanctions or judicial convictions for acts that may be attributable to the unit or to those responsible for it;

•             non-compliance with the Company's internal codes of conduct.

•             inappropriate, individual or collective conduct to the negative effects of the sale of inappropriate products and the responsibilities of the people or committees of the company that made these decisions must be especially considered.

(i.2)      Long-Term Incentive Plans (ILP)

The purpose of the ILP is to align the interests of the Company with the interests of the participating, promoting the long-term retention of the professionals.

On December 31, 2019, the Local Ultra Ultra Long Term Incentive Plan ended. The indicators had no minimum achievement and, therefore, there will be no payment to the participants in this plan.

(i.3) GlobalPlans – ILP CRDIV

In 2016 a plan for delivery of shares was presented, called Global Long-Term Incentive CRDIV - Grant 2015. Such plan was subject to achievement of several indicators, including Total Shareholder Return of Santander Group, Return on Tangible Equity (ROTE), Client Satisfaction, Satisfaction of Employees and Relations with Clients of Companies.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The Global Long-Term Incentive Program - Grant 2015 sets forth the delivery of shares from achievement of the program in 2019, with additional sale restriction of one year after each delivery.

The Plan ended in December 2018 with a final achievement of 66.88%. The payment corresponding to the SAN shares was made in cash in March, 2019, to the participants of the “Extended Group” (without lock-up - without sale restriction) and for the participants of the Identified Collective will be made in March 2020, after the lock- up to 1 year.

(ii). In relation to the three last fiscal years, the proportion of each element in the total compensation

The estimated proportion of each element in the total compensation is the following:

Board of Directors	2017	2018	2019
Fixed compensation	98.05%	98.10%	97.54%
Benefits	1.95%	1.90%	2.46%

Executive Board (Officers)	2017	2018	2019
Fixed compensation	29.84%	24.80%	24.14%
Benefits	3.14%	7.25%	2.23%
Social Security	2.86%	11.69%	13.80%
Variable Compensation	32.08%	30.10%	29.91%
Share-based compensation	32.08%	26.16%	29.91%

Audit Committee	2017	2018	2019
Fixed compensation	98.19%	99.38%	99.79%
Benefits	1.81%	0.62%	0.21%

Fiscal Council*	2017	2018	2019
Fixed compensation	-	-	100.00%
Benefits	-	-	0.00%

* According to the Companys Bylaws, the Fiscal Council is a non-permanent operating body. The Fiscal Council was installed at the Company's Annual General Meeting held on April 26, 2019.

(iii)   Calculation methodology and adjustment of each of the compensation elements

•              Fixed Compensation: There is no automatic methodology for adjustment. Annual researches are performed with the market to evaluate the competitiveness of the Directors/Officers and members of the Audit Committee´compensation. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

•              Variable Compensation: There is no automatic methodology for adjustment. Market researches are performed annually in order to evaluate the competitiveness of the compensation of the Directors/ Officers. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors. It does not apply to members of the Audit Committee.

•              Benefits: There is no automatic methodology for adjustment. Annual researches are performed with the market to evaluate the competitiveness of the compensation of the Directors/Officers and members of the Audit Committee, including benefits. In case any material difference is identified in relation to the market, the Compensation Committee evaluates the need to propose adjustment to the Board of Directors.

•              Social Security: It does not apply to the Directors and members of the Audit Committee. For the Officers, as defined in the plan's regulation. See Item 13.10 of the Reference Form.

•              Share-based compensation: It does not apply to the Directors and members of the Audit Committee. To the Officers, as defined in the regulation of each plan. See item 13.4 of the Reference Form.

(iv)    reasons that justify the composition of the compensation

The proposed compensation considers the experience of the members of the Board of Directors, Board of Officers and Audit Committee the need to retain the talents in a competitive market and the promotion of the Company´s good performance and alignment with the shareholders' strategy, and with respect to the members of the Executive Board, through a long-term commitment.

(v)     The existence of members with no compensation on the part of the issuer and the reason for that

There are two types of members of the Board of Directors without compensation, the representatives of Santander Spain. They receive compensation in the Controlling company for their executive positions that they hold there.

There are no unpaid members on the Executive Board.

There are no unpaid members on the Audit Committee.

c.           Main performance indicators taken into consideration in the determination of each compensation element.

The maximum amounts definition is approved in the general meeting taking into accounts the Company´s income in the last year and the expected results for the current year, including, without limitation, the net profit.

For the members of the Board of Executive Officers, the following are also considered:

•        Fixed Compensation: without linked indicator.

•        Variable Compensation: it is based in the Company´s indicators of results of the areas and the individual performance.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

For the fiscal year 2019, the Quantitative Metrics evaluated were the following:

Category		Weight	Quantitative
Costumers		20%	NPS / customer satisfaction
			Number of loyal customers
Shareholders	risks	10%	Credit cost ratio (IFRS 9)
			NPL ratio
	capital	20%	Capital contribution to the Group
	profitability	50%	net profit
			ROTE

For the individual evaluation, both the quantitative factors, which depends on the area, and the qualitative ones (behaviors aligned to the Company culture) are considered.

•        Benefits: without linked indicator.

•        Social Security: without linked indicator.

•        Share-based compensation: Scheme ILP, as described in item 13.4 of this Reference Form.

d.        How the compensation is structured in order to reflect the evolution of the performance indicators

The compensation of the members of the Board of Directors is defined taking into account the responsibility and seniority of each of the members.

For the Board of Executive Officers, the Board of Directors evaluates the compliance with the defined goals and the budget, with the purpose to check if the results justify the distribution of amounts up to the proposed limits.

The compensation of the Audit Committee members is defined annually by the general meeting and is not directly related to the short and medium-term performance.

e.           How the compensation policy or practice aligns with the interests of issuer in the short, medium and long term

The compensation policy is aligned with the interests of the Company as it establishes the assumptions that are compatible with the risk management as it does not promote behaviors that increase the risk exposure above the levels which is considered prudent in the strategies of short, medium and long terms, adopted by the Company, disclosing concepts, criteria and responsibilities related to the forms of fixed and variable compensation, promoting the high performances of them, always aligned with the Company´s and shareholders´ interests.

The Company´s compensation policy offers to the members of the Board of Executive Officers schemes such as Self Management Schedule (PPG), ILP Plans (global and local) and Deferral Program with the purpose to align the interests of the Company and the executives. It is aimed, in one hand, to the growth of the sustainable profitability of the business of the Company and, on the other hand, to the recognition of the contribution of the executives to the development of the Company.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

f.            Existence of compensation borne by subsidiaries, controlled companies or direct or indirect controlling companies

The compensation of the Members of the Board of Directors and Audit Committee is not supported by the subsidiaries, controlled companies or direct or indirect controlling companies of the Company. However, the members of the Board of Directors who also holds executive positions in Santander Spain, the Company´s indirect controlling company or in other companies controlled by Santander Spain are paid, as a result of such positions, directly by the related companies, according to activities held by them.

The compensation of the members of theBoard of Executive Officers is not supported by the subsidiaries, controlled companies, direct or indirect controlling companies. Therefore, the results of the subsidiaries and the affiliated companies influence the Company´s consolidated income and, consequently, the variable compensation of the members of the Board of Executive Officers.

g.           Existence of any compensation or benefit bound to the occurrence of a certain shareholding event, such as the disposal of the share control of issuer

There are no compensations or benefits related to the occurrence of a shareholding event.

h.      Practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and board of executive officers, indicating:

i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

It is the responsibility of the General Meeting to set the annual global compensation for distribution among the company's administrators. Subsequently, it will be the responsibility of the Board of Directors, with the assistance of the Compensation Committee of the Company, to distribute the amount individually to each member of the Board and the Board of Officers, which will include the allocation of all benefits.

ii. criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

The criteria and methodology used to fixed the individual remuneration are aligned with the practices adopted by the market, measured periodically through salary surveys performed by specialized consultants and the performance history and seniority of the occupants.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

All members of the Board of Directors are entitled to a fixed remuneration composed of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board of Directors may also receive a variable annual remuneration for his duties performed, upon resolution of the Compensation Committee and the Board of Directors and always within the overall limit of the annual remuneration approved at the General Meeting Ordinary.

In addition, it is the function of the Compensation Committee of the Company (i) to analyze the remuneration policy of managers in relation to market practices, in order to identify significant discrepancies in relation to similar companies, and (ii) ensure that the management compensation policy is permanently compatible with the risk management policy, with the Company's current and expected financial and targets.

iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy

The Compensation Committee is responsible for reviewing the Compensation Policy annually, recommending to the Board of Directors its correction or improvement, when necessary.

13.2. Total remuneration of the Board of Directors, Statutory Board and Audit Committee

Total Remuneration Expected for the Current FY 2020 - Annual Values
	Board of Directors	Board of Executive Officers	Audit Committee	Total
Total Number of Members	9.9	41.7	4.0	2.5
Number of Remunerated Numbers	4.8	40.9	4.0	1.3
Annual Fixed Remuneration
Salary or Compensation	4,769,000.00	65,675,735.42	3,160,000.00	166,110.00
Direct and Indirect Benefits	120,081.88	6,058,872.43	6,507.44	-
Participation in Committees	-	-	-	-
Other	-	37,547,886.47	-	-
Outros INSS	1,073,025.00	20,031,099.30	711,000.00	37,374.75
Other INSS
Variable Remuneration	-	-	-	-
Bonus	-	81,373,612.34	-	-
Participation in Income	-	-	-	-
Attendance at Meetings	-	-	-	-
Commissions	-	-	-	-
Other INSS	-	-	-	-
Other	-	-	-	-
Post-Employment	-	-	-	-
Extinction of Job	-	81,373,612.34	-	-
Stock-Based	5,962,106.88	292,060,818.30	3,877,507.44	203,484.75

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Total Remuneration for the Fiscal Year ended in 12/31/ 2019 - Annual Values
	Board of Directors	Board of Officers	Audit Committee	Total
Total Number of Members	9.9	41.7	4.0	2.5
Number of Remunerated Numbers	4.8	40.9	4.0	1.3
Annual Fixed Remuneration
Salary or Compensation	4,769,000.00	65,675,735.42	3,160,000.00	166,10.00
Direct and Indirect Benefits	120,081.88	6,058,872.43	6,507.44	-
Participation in Committees	-	-	-	-
Other	-	37,547,886.47	-	-
Outros INSS	1,073,025.00	20,031,099.30	711,000.00	37,374.75
Other INSS
Variable Remuneration	-	-	-	-
Bonus	-	81,373,612.34	-	-
Participation in Income	-	-	-	-
Attendance at Meetings	-	-	-	-
Commissions	-	-	-	-
Other INSS	-	-	-	-
Other	-	-	-	-
Post-Employment	-	-	-	-
Extinction of Job	-	81,373,612.34	-	-
Stock-Based	5,962,106.88	292,060,818.30	3,877,507.44	203,484.75

Total Remuneration for the Fiscal Year ended in 12/31/ 2018 - Annual Values
	Board of Directors	Board of Officers	Audit Committee	Total
Total Number of Members	10	42.17	4	56.17
Number of Remunerated Numbers	5	40.83	4	49.83
Annual Fixed Remuneration				-
Salary or Compensation	3,774,000.00	69,698,795.60	3,054,000.00	76,526,795.60
Direct and Indirect Benefits	89,404.10	20,381,150.31	19,046.82	20,489,601.23
Participation in Committees				-
Other	-	32,863,627.58	-	32,863,627.58
Outros INSS	1,040,850.00	24,179,972.74	691,200.00	25,912,022.74
Other INSS				-
Variable Remuneration		-		-
Bonus	-	84,601,886.64	-	84,601,886.64
Participation in Income	-	-	18,000.00	18,000.00
Attendance at Meetings				-
Commissions				-
Other INSS				-
Other				-
Post-Employment				-
Extinction of Job	-	73,531,504.64	-	73,531,504.64
Stock-Based	4,904,254.10	305,256,937.51	3,782,246.82	313,943,438.43

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Total Remuneration for the Fiscal Year ended in 12/31/ 2017 - Annual Values
	Board of Directors	Board of Officers	Audit Committee	Total
Total Number of Members	9.67	41	3.58	54.25
Number of Remunerated Numbers	4.17	40.50	3.42	48.08
Annual Fixed Remuneration
Salary or Compensation	3,074,000.00	69,199,989.52	2,580,000.00	74,853,989.52
Direct and Indirect Benefits	61,050.80	7,276,334.75	47,587.52	7,384,973.07
Participation in Committees				-
Other		4,595,710.07		4,595,710.07
Outros INSS	691,650.00	21,105,996.80	580,500.00	22,378,146.80
Other INSS				-
Variable Remuneration				-
Bonus		74,397,250.00		74,397,250.00
Participation in Income				-
Attendance at Meetings				-
Commissions				-
Other INSS				-
Other				-
Post-Employment				-
Extinction of Job	-	74,398,196.55		74,398,196.55
Stock-Based	3,826,700.80	250,973,477.70	3,208,087.52	258,008,266.02

In the fiscal years of 2017 and 2018, there was no installation of the Company's Fiscal Council.

13.3. In relation to the variable remuneration in the last 3 fiscal years and expected remuneration for the current fiscal year of the Board of Directors and Statutory Board

The tables below show the variable compensation of the members of the Company management bodies in the fiscal years of 2017, 2018, and 2019, as well as the review for the fiscal year of 2020:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

2017	Board of Directors	Board of Executive Officers	Audit Committee	Total
a. Body: b. Total number of members
	9.67	41.00	3.58	58.17
c. No. of Members compensated	4.17	40.50	3.42	51.42
d. in relation to the Bonus	-	-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	9,000,000.00	-	9,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	5,000,000,00	-	5,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-
e. in relation to the profit sharing
i. minimum amount set forth in the compensation plan	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	145,000,000.00	-	145,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	120,000,000.00	-	120,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	148,795,446.55	-	148,795,446.55

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

2018	Board of Directors	Board of Executive Officers	Audit Committee	Total
a. Body: b. Total number of members
	10	42.17	4.00	60.17
c. No. of Members compensated	5	40.83	4.00	53.83
d. in relation to the Bonus	-	-	-	-
i. minimum amount set forth in the compensation plan	-	- -	- -	-
ii. maximum amount set forth in the compensation plan	-	9,000,000.00	- -	9,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	5,000,000.00	- -	5,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	- --	- -	-
e. in relation to the profit sharing		-	-	-
i. minimum amount set forth in the compensation plan	-	- -	- -	-
ii. maximum amount set forth in the compensation plan	-	160,000,000.00	- -	160,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	140,000,000.00	- -	140,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	158,133,391.28	- -	158,133,391.28

Note: The number of members of each Body corresponds to the annual average monthly ascertained.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

2019	Board of Directors	Board of Executive Officers	Audit Committee	Fiscal Council	Total
a. Body: b. Total number of members
	10	44.75	4.00 4.004.0	2.5	58.1
c. No. of Members compensated	5	44.75	4.00 4.00	1.3	51.0
d. in relation to the Bonus	-	- -	- --	- --	-
i. minimum amount set forth in the compensation plan	-	- -	- -	- -	-
ii. maximum amount set forth in the compensation plan	-	9,000,000.00	- -	-	9,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	5,000,000.00	- -	-	5,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	- --	- -	- -	-
e. in relation to the profit sharing		-	-	-
i. minimum amount set forth in the compensation plan	-	- -	- -	- -	-
ii. maximum amount set forth in the compensation plan	-	220,000,000,00	- -	- -	220,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	200,000,000,00	- -	- -	200,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	- -	- -	162,747,224.67

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

2020 (expected)	Board of Directors	Board of Executive Officers	Audit Committee	Fiscal Council	Total
a. Body: b. Total number of members
	9	44.0	4.00	6.00	63.00
c. No. of Members compensated	5	44.0	4.00	3.00	60.00
d. in relation to the Bonus	-	-	-	-	-
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	9,000,000,00	-	-	9,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	5,000,000.00	-	-	5,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-	-
e. in relation to the profit sharing				-
i. minimum amount set forth in the compensation plan	-	-	-	-	-
ii. maximum amount set forth in the compensation plan	-	220,000,000.00	-	-	220,000,000.00
iii. amount payable under the compensation plan, in case the goals are reached	-	200,000,000.00	-	-	200,000,000.00
iv. Amount actually acknowledged in the income of the fiscal year	-	-	-	-	-

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

13.4.  Compensation plan based on the actions of the Board of Directors and the Statutory Board, in force in the last fiscal year and estimated for the current fiscal year

a.    general terms and conditions

The Company offers three (3) long term compensation schemes related to the market performance of its shares: Local Long-Term Incentive Program, Global Long- Term Incentive Program and Deferral Program.

Managers and employees not acting in management positions, which have been indicated by the Board of Directors of the Company, are eligible to these plans. The Plans have terms of three years, promoting a commitment of the eligible positions to the long-term results.

(i)    Local Programs

In the Local Long Term Incentive program, the only plan that the Company had open was Private Ultra High Long Term Incentive Plan.

This plan was closed in December 2019 and the indicators had not reached the minimum expected achievement, resulting in non-payment to participants.

(ii)   Global Programs

(ii.1)     Global Plans – ILP CRDIV

Please consult the text on the ILP CRDIV Plan available in item 13.1, ”d”, above.

(ii.2)     Deferral Programs

Deferral Programs are applied for Statutory Officers, executives with management positions and other eligible employees. As part of the Deferral program, the participants receive part of variable compensation in a period of three or five years.

Deferral Programs are renewed and updated annually. There are four plans in force: one for each fiscal year of 2014, 2015, 2016 e 2017.

(iii)  Deferral Program

Deferral plans are divided into three (3) programs:

•                  Collective Identified: Statutory and Executive Officers. Statutory and Executive Officers which assume significant risks for the Company and are responsible for control areas. Deferred compensation is paid 50% in cash and 50% in Units (Units SANB11).

•                  Superintendents: Employees. Superintendent-level employees are eligible for this program. Deferred compensation is paid 50% in cash, and 50% in shares (Units SANB11).

•                  Others: Employees. Employees with variable remuneration above a minimum stipulated amount are eligible. Deferred compensation is paid 50% in cash, and 50% in shares (Units SANB11).

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

b.     primary purposes of the plans

The main purposes of the plans are:

▪  To align the interests of the Company and of the participants in order both to stimulate the growth and profitability of Company business and to recognize the contribution of the participants in the development of its activities;

▪  To enable the Company to retain the participants on its staff, offering them, as an additional advantage, the opportunity to become or to increase their interest as shareholders of the Company; and

▪  To promote the Company’s performance and the interests of the shareholders by creating a long-term commitment on the part of the participants.

c.       how does the plans contribute to objectives

The plans contribute to the objectives set out above ensuring quality achievement and long-term commitment since these plans are subject to Malus and/or/ Clawback clauses.

d. how the plans are inserted in the compensation policy of the issuer

The plans are a key element of the Company’s compensation strategy, representing effective instruments for recognizing and retaining members of the Board of Executive Officers in the short, medium and long terms, in addition to aligning interests of the executives to the interests of the Company.

e. how the plans align the interests of managers and issuer in the short, medium and long terms

The plans align the short, medium and long term interests of the members of the Board of Executive Officers with those of the Company, since the options are only exercised, and the shares received, if the strategic objectives of the Company are consistently attained during the respective Plan cycles.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

f.      Maximum number of shares covered

Pla Share-based compensation plan set forth for the current fiscal year (2020)

	Board of Directors								Board of Executive Officers
	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th

Maximum number of shares	-	54,809	-	60,352	-	-	-	-	-	364,858	-	132,555	119,485	454,641	554,998	872,605

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

Share-based compensation plan set forth for the fiscal year ended 12/31/2019

	Board of Directors								Board of Executive Officers
	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th

Maximum number of shares	-	54,809	-	115,730	-	-	-	-	-	364,858	-	254,185	310,730	674,296	720,624	-

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Share-based compensation plan set forth for the fiscal year ended 12/31/2018

	Board of Directors								Board of Executive Officers
	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th

Maximum number of shares	-	86,468	-	172,510	-	-	-	-	465,988	517,980	-	717,317	667,771	997,429	-	-

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

Share-based compensation plan set forth for the fiscal year ended 12/31/2017

	Board of Directors								Board of Executive Officers
	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th

Nº máximo de ações abrangidas	-	86,468	86,272	211,068	-	-	-	-	1,335,235	517,980	461,848	1,343,661	1,035,999	-	-	-

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

g.     maximum number of options to be granted

Pla Share-based compensation plan set forth for the current fiscal year (2020)

	Board of Directors								Board of Executive Officers
	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th

Maximum number of shares	-	54,809	-	60,352	-	-	-	-	-	364,858	-	132,555	119,485	454,641	554,998	872,605

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Share-based compensation plan set forth for the fiscal year ended 12/31/2019

	Board of Directors								Board of Executive Officers
	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th

Maximum number of shares	-	54,809	-	115,730	-	-	-	-	-	364,858	-	254,185	310,730	674,296	720,624	-

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

Share-based compensation plan set forth for the fiscal year ended 12/31/2018

	Board of Directors								Board of Executive Officers
	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th

Maximum number of shares	-	86,468	-	172,510	-	-	-	-	465,988	517,980	-	717,317	667,771	997,429	-	-

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Share-based compensation plan set forth for the fiscal year ended 12/31/2017

	Board of Directors								Board of Executive Officers
	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th	SOP 2013	ILP Global CRDIV 2015	DEFERRAL - 5th	DEFERRAL - 6th	DEFERRAL - 7th	DEFERRAL - 8th	DEFERRAL - 9th	DEFERRAL - 10th

Nº máximo de ações abrangidas	-	86,468	86,272	211,068	-	-	-	-	1,335,235	517,980	461,848	1,343,661	1,035,999	-	-	-

* Until February 10 of each of the three fiscal years subsequent to the base year, the Board of Directors of the Company may change the maximum quantity of Units per year, increasing them in the proportion that the Company distributes dividends and/or interest on equity to its shareholders, in an amount equivalent to dividends and/or interest on equity that the participant would be entitled to, if he/she had the Company’s Units.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

h. conditions for acquisition of the shares

(i)                    Global Programs

Please consult the text on the ILP CRDIV Plan available in item 13.1, ”d”, above.

(ii)                  Deferral Programs

  Deferral -, 6th Cycle (2015), 7th Cycle (2016) 8th Cycle (2017) and 9th Cycle (2018): The Plan is subject to the current regulations applicable to the Company, in particular Resolution No. 3921 of the National Monetary Council, dated November 25, 2010 ("Resolution No. 3921/10"), which requires financial institutions to observe certain procedures in deferring payment of a portion of the Variable Compensation owing to their managers and other employees, taking into account sustainable long-term financial bases and adjustments of future payments according to the risks assumed and variations in the cost of capital.

i. criteria for setting the price of acquisition or exercise

(i)   Global Programs

The cycles last for three years, covering three fiscal years, to encourage commitment to long-term results on the part of the Executive Officers.

(ii)     Deferral Programs (6th, 7th, 8th and 9th cycles)

The total number of Units in reference is settled in three installments and equally allocated for the three fiscal years subsequent to the base year.

j. Criteria for setting the time for exercise

(iii)   Global Programs

In the Global Plans - ILP CRDIV there is a restriction on the transfer of shares for one year after they are received. In the other global plans there is no restriction on the transfer of shares after they have been received.

(iv)    Deferral Programs

6th, 7th, 8th and 9th Deferral Cycles: Administrators belonging to the aforementioned Collective Identity may not dispose of the Units received in this plan during the term of one year from the date of receipt of each lot of Units.

k.    Form of settlement

(i) Global Programs

Payroll bonus for mandatory purchase of shares.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

(ii) Deferral Programs

6th, 7th, 8th and 9th Deferral Cycles: is made directly in Units (installment deferred in Units).

l.         Lock-up on the transfer of shares

(i) Global Programs

In the Global Plans - ILP CRDIV there is a lock-up on the transfer of shares for one year after their receipt. In the other global plans there is no lock-up on the transfer of shares after they are received.

(ii) Deferral Program

5th, 6th, 7th and 8th Cycles of Deferral: Managers belonging to the above-mentioned Identified Collective may not dispose of the Units received under this plan for a period of one year from the date of receipt of each lot of Units.

m.             criteria and events that, when verified, cause the suspension, change or cancellation of the plan

(i) Global Programs

The plan may be amended for legal or regulatory reasons.

a.        (ii) Deferral Programs

The Plans may be cancelled, suspended or amended by the Board of Directors at any time.  In the case of suspension or cancellation, the rights of participants holding bonus allocations of Units receivable must be respected, in line with the following provisions:

•              In order to preserve the objectives of the plan, the total number of Units shall be adjusted up or down in the event of: a split, reverse split or bonus issue of shares, merger, takeover, spin-off or other similar procedures of a material nature; and

•              The Human Resources Executive Board, under the supervision of the Executive Committee, shall carry out the corresponding quantitative adjustments using the procedures followed by the B3 for similar adjustments in the share markets.

(ii.1)   Deferral – 6th, 7th, 8th and 9th Cycles

The Plan is subject to a Malus clause, i.e., the Company’s Board of Directors, upon recommendation from the Compensation Committee, may approve to decrease up to 100% from the amount of each participant under the hypothesis set forth:

•              Company’s weak financial performance;

•              non-compliance by the Participant of the internal regulations, in special with those related to risks;

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

•              material changes in the financial statements of Santander Brasil, which were considered by the independent auditors, except if they arise from changes in the accounting standards. In case the Board of Directors understands that it is necessary, the Santander Group financial statements may also be considered in this analysis; and

•              material variations in the share capital or in the qualitative evaluation of Santander Brasil risks. In case the Board of Directors understands that it is necessary, the variations in the share capital of Santander Group may also be considered in this analysis.

•              Significant failures in risk management committed by the company or by a business unit or risk control;

•              Increase in the capital needs of the company or of a business unit not foreseen at the time of generating the exposures;

•              Regulatory sanctions or judicial convictions for acts that may be attributable to the unit or to those responsible for it;

•              Non-compliance with the Company's internal codes of conduct;

•              Improper, individual or collective conduct to the negative effects of the marketing of inappropriate products and the responsibilities of the people or committees of the company that made these decisions must be especially considered.

n.                  effects of the exit of the manager from the bodies of the issuer over his/her rights set in the share-based compensation plan

(i) Global Programs

In case of retirement, if a participant leaves the company after dismissal without just cause, leave, permanent disability or in the event of the participant’s death, the right to receive shares will not be affected, as if none of the events above had happened, except as follows:

•              In the event of death, the right shall pass to the beneficiary’s heirs;

•              The number of shares to be delivered shall be calculated by multiplying the maximum number of shares receivable by the quotient obtained by dividing the number of days from the date of launching of the plan to the date of death, retirement, pre-retirement, dismissal, write-off or other circumstance that determined the application of this rule, both including, by the number of days of effectiveness of the plan; and

•              If a participant resigns voluntarily, the right to the plan is lost.

(ii) Deferral Programs

The plan shall be cancelled in advance, by virtue of law, and the participant shall lose the right to participate in the plan, forfeiting the right to receive future benefits, in the case of voluntary resignation or dismissal for just cause in terms of article 482 of the Consolidated Labor Laws, or removal from statutory office by unilateral decision on the part of the Company.

If the participant's employment contract is terminated as a result of actions of the Company, in terms of article 483 of the Consolidated Labor Laws, in the case of dismissal without just cause, or in the event of retirement or death, the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid. In the event of death, delivery shall be made to the participant’s heirs. In the event that the participant shall become permanently disabled, subject to confirmation by two medical reports (public and private institutions), the participant shall receive the amount of the portion of the corresponding bonus in Units, at the same time as the other participants in the same cycle of the Plan are paid.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

If an employment contract is suspended owing to illness or work accident, the participant shall receive the amount of the portion of the corresponding bonus in Units at the same time as the other participants in the same cycle of the Plan are paid.

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Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

13.5.  In relation to the share-based compensation recognized in the income statement for the last 3 fiscal years and that forecast for the current fiscal year, the Board of Directors and the Board of Officers:

The following table sets forth the expected compensation for base year 2020:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The following table sets forth the expected compensation for base year 2019:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The following table sets forth the compensation for base year 2018:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

The following table sets forth the compensation for base year 2017:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

13.6. Regarding the outstanding options of the Board of Directors and Statutory Board at the end of last fiscal year

As of December 31, 2019, the members of the Company's Board of Directors and Board of Executive Officers had no outstanding options.

13.7.  In relation to options exercised and shares delivered regarding the stock-based remuneration for the Board of Directors and Statutory Board in the last three (3) fiscal years

(i)      ILP Global Program

In the last three fiscal years, payments to the members of the Board of Directors and Board of Executive Officers were not made, considering the scope of global compensation plans in stock options.

(ii)     Local Program

The right to exercise options related to the third cycle for Local, SOP 2013 was exercised, according to information described in tables below:

This plan ended on June 30, 2018.

Exercised options - fiscal year ended 12/31/2018
	Board of Directors	Board of Executive Officers
	SOP 2013	SOP 2013
No. of Members	6.00	44.00
No. of Members compensated	4.17	44.50
Options exercised
Number of shares	-	465,988
Weighted average price for the fiscal year	-	12,8423
Difference between the exercise amount andthe market value of shares related to options exercised Shares delivered	-	17,90
shares delivered
Number of shares delivered	-	271,306
Weighted average price of acquisition	-	12,8423
Difference between the value of acquisition and the	-	17,90

13.8.  Brief description of information needed to comprehend the data disclosed in items 13.5 to 13.7, such as the explanation of shares and options value pricing method

A.          Global Program

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

a.           Pricing model

Fair value calculated using the pricing model of Monte Carlo Method (MCM). It is a statistic method which simulates the price generation process, based on the assumption of risk neutrality.

b.           Data and assumptions used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option life term, expected dividends and risk-free interest rate

Below are the assumptions used in the pricing model.

The exercise price in every cycle and cases where the objectives provided by regulations are met, shall be the market price on exercise date.

For ILP CRDIV Plan, the parameters used in pricing were as follows:

Assumptionon	2 years	3 years	4 years
Future earnings Volatility	11.1% py	10.8% py	9.5% py
Risk-free Rate	32.7% py	34.7% py	36.9% py
Relation of compared price	1.7% py	2.1% py	2.5% py
Future earnings Volatility	55%	55%	55%

c.           Method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the model does not allow early exercise.

d.           Method to determine the expected volatility

Estimated based on past volatility for the corresponding period.

e.           Whether any other characteristic of the option was incorporated in the measurement of the fair value

Not applicable, considering that no other characteristics of the option were included in the measurement of its fair value.

B.          Local Program

Not applicable for Deferral Plans, since they have as their object the payment, in Units, of part of the Variable Remuneration due by the Company to the participants under the terms of its remuneration policy.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

13.9.  Inform the number of shares or shares directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or units issued by the issuer, their direct or indirect controllers, their subsidiaries or companies under common control, by members of the Board of Directors, the Statutory Board or the Audit Committee.

Banco Santander (Brasil) S.A.
Board of Directors
Final amount
Security/Derivative	Characteristics of the Securities	Amount
Shares	Common	2
Shares	Preferred	-
Shares	Units	278,082

Banco Santander (Brasil) S.A.
Board of Executive Officers
Final amount
Security/Derivative	Characteristics of the Securities	Amount
Shares	Common	235
Shares	Preferred	235
Shares	Units	2,998,502

Banco Santander (Brasil) S.A.
Fiscal Council
Final amount
Security/Derivative	Characteristics of the Securities	Quantity
Shares	Common	-
Shares	Preferred	-
Shares	Units	298,116

As of December 31, 2019

13.10. Pension Plans in force, granted to members of the board and executive officers.

The Company’s main retirement plan in effect is SantanderPrevi, that is closed for new accessions since July 2018. As of January 2018, the SBPrev Pension Plan was implemented for new employees / managers and new members.

Participation in the SBPrevi Pension Plan is optional and the participant's monthly contribution will be equivalent to 2% of the Salary * (limited to 13 UPs = R $ 6,449.95) + 2% to 9% (to choose) of the salary minus 13 UPs.

Such amount shall be added with a contribution amount made by the Company itself (named matching or corresponding entry) which varies from 100% to 150% over the years, as shown on the table below.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

Length of time in the plan	Matching Amount of Group ("matching")
Less than 3 years	100% of participant´s contribution/prize
From 3 full years to 6 incomplete years	110% of participant´s contribution/prize
From 6 full years to 10 incomplete years	120% of participant´s contribution/prize
From 10 full years to 15 incomplete years	130% of participant´s contribution/prize
As from 15 full years	150% of participant´s contribution/prize

As of March 2018, the Santander Plus Pension Plan was implemented, which, like SantanderPrevi, provides future supplementary income. This plan is restricted to the group of executives that form part of the "Santander Plus" Collective. Participation is optional and the contribution is annual, limited to 12 salaries, with a 100% contribution made by Santander Brasil.

An executive takes part in a Free Benefit Generating Plan - PGBL, established by the Company with Zurich Santander, where the Company bears the Funding of the Company Base Account, and the contribution amount is defined according to the percentage on the Applicable Salary portion.

The table below shows details made available by the Company on the amounts contributed to the SantanderPrevi retirement plan and to the supplementary plans in 2018.

	TOTAL
	Board of Directors	Board of Officers
Number of members	1	41
Name of plan	Plano de Aposentadoria da Santanderprevi + SBPREV	Plano de Aposentadoria da Santanderprevi + SBPREV
Number of administrators who qualify for retirement Conditions for early retirement	n/a	n/a
Number of members	n/a	n/a
Accumulated amount of contributions accrued up to the end of the last fiscal year, less the portion related to contributions made directly by the administrators	2,594,284.00	108,158,860.00
Accumulated total amount of contributions made during the last fiscal year, less the portion related to contributions made directly by the administrators	0	46,852,009.00
Possibility of early redemption and conditions	n/a	n/a

The accumulated amount as of December 31, 2019 includes the balance of the amounts contributed even if redeemed up to that date.

13.11. Maximum, minimum and medium individual compensation of the board of directors, the executive board and the audit committee.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

	Board of Executive Officers			Board of Directors			Fiscal Council
	31/12/19	31/12/18	31/12/17	31/12/19	31/12/18	31/12/17	31/12/19
Number of members	41.7	42.2	44.0	9.9	10.0	10.0	2.5
Number of members receiving compensation	40.9	40.8	40.5	4.8	5.0	4.2	1.3
Amount of highest compensation (Reais)	45,325,345.00	43,068,683.26	29,985,549.15	1,752,022.72	1,563,056.44	1,444,916.60	55,370.00
Amount of lowest compensation (Reais)	1,843,405.07	2,026,240.06	1,795,457.14	769,131.80	700,542.46	544,316.60	-
Average compensation amount (Reais)	6,647,842.60	6,884,079.47	5,675,740.27	1,012,232.27	772,680.82	752,412,19	132,888.00

Board of Directors / Board of Executive Officers / Fiscal Council
31/12/19

(i) The value of the lower individual remuneration does not disregard members who have not exercised their functions during the 12-month period of the fiscal year in question (ii) The amounts do not include social charges; and (iii) the Company's Fiscal Council was installed at the April 26, 2019 general shareholders' meeting and its members took office on August 5, 2019.

31/12/18

(i) The value of the lower individual remuneration does not disregard members who have not exercised their functions during the 12-month period of the fiscal year in question (ii) The amounts do not include social charges; and (iii) the Company did not have a Fiscal Council installed in the 2018 fiscal year.

31/12/17

(i) The value of the lower individual remuneration does not disregard members who have not exercised their functions during the 12-month period of the fiscal year in question (ii) The amounts do not include social charges; and (iii) the Company did not have a Fiscal Council installed in the 2017 fiscal year.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement, indicating the financial consequences to the issuer

Most managers entered into a garden leave agreement with the Company, which sets forth that the executives will undertake not to perform any professional activity in any other company or financial institution during a period of three months after termination, upon payment of a consideration by the Company. Such obligation will always be applicable in case of a voluntary termination of the executive, and at the discretion of the Company in case of an involuntary termination. The consideration corresponds to 180 days of the monthly fixed salary of the executive, in the form of compensation.

The Company has a D&O (Directors & Officers) Liability Insurance which is renewed every year, for purposes of assuring its officers and managers the payment of indemnities resulting from claims requiring redress of damage caused to third parties or to the Company by virtue of performance of their duties. The total insurance premium paid in 2019 was of R$ 982,442.17 and the amount corresponding to year 2020 is yet to be defined.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

As approved by our board of directors at the meeting held on December 23, 2009, we indemnify our directors, executive officers and members of the Audit Committee in actions related to the positions they occupy, exclusively at procedural or administrative costs and attorneys' fees, except in cases of serious guilt or intent and/or abuse of power and/or in disagreement with the Bylaws and the internal rules of the Company. This letter of indemnity was also issued to members of the audit committee and to the compensation committee and reflects the terms of the D&O Civil Liability insurance policy mentioned in the previous paragraph.

There are no contractual arrangements, insurance policies or other instruments structuring mechanisms for remuneration or indemnification to managers in case of removal from office or retirement.

13.13. In relation to the last three (3) fiscal years, indicate the total remuneration percentage of each body recognized in the income of the issuer in reference to members of the board of directors, executive board or fiscal committee who are related parties to direct or indirect controllers, as defined by the accounting standards that treat this issue

In years 2017, 2018 and 2019, no payment was made to members of the Board of Directors or Board of Executive Officers who were parties related to the direct or indirect controlling shareholders of the Company.

13.14. Relation to the last three (3) fiscal years, indicate the values recognized in the income of the issuer as remuneration to the members of the board of directors, statutory board or fiscal committee, grouped by body, for any reason other than the function occupied, such as, for example, commissions and consulting or assistance services rendered

Not applicable, as there is no value recorded in the result as compensation earned by the members of the Board of Directors of the Company, Board of Executive Officers or Fiscal Council in the last three fiscal years other than as a result of the position they held.

13.15. In relation to the last 3 fiscal years, indicate the recognized values in the income of controllers, directly or indirectly, of companies under common control and controlled by issuer, such as remuneration of members of the board of directors, of the statutory board, or of the fiscal committee of the issuer, grouped by body, specifying within which meaning those values were attributed to those individuals

The members of the Board of Directors of the Company who hold executive offices at Santander Spain, the holding company of Company, as well as all other directors and officers, do not receive compensation abroad concerning the office held in Brazil.

In year 2017, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 14,829,613 as compensation for such offices.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

In year 2018, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 14,697,012 as compensation for such offices.

In year 2019, three non-executive members of the Board of Directors of Company held executive offices at Santander Spain, the holding company of Company, and were paid EUR 13.021.681 as compensation for such offices.

Fiscal Year 2017	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	14,829,613 EUR	0	0	14,829,613 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year 2018	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	14,697,012 EUR	0	0	14,697,012 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

Fiscal Year 2019	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	13,021,681 EUR	0	0	13,021,681 EUR
Controlled companies of issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information as deemed relevant by the issuer

There are no other information pertaining to this topic and deemed relevant by the Company which has not been described in other items of this Section 13 of the Reference Form.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

EXHIBIT V

Proposal for amendment of the Company’s ByLaws with the information

(provided in Article 11 of CVM Normative Instruction 481)

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

BYLAWS

TITLE I

CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

          Art. 1. BANCO SANTANDER (BRASIL) S.A. (the “Bank” or the “Company”), a private legal entity, is a joint stock company governed by these Bylaws and by the legal and regulatory provisions that apply to it.

          Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

          ~~Sole Paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.~~

          Art. 3. The Company is established for an indefinite period of duration.

          Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II

SHARE CAPITAL AND SHARES

          Art. 5. The share capital is fifty seven billion Brazilian reais (R$57,000,000,000.00), consisting of 7,498,531,051 (seven billion, four hundred and ninety-eight million, five hundred and thirty-one thousand, fifty-one) shares, of which 3,818,695,031 (three billion, eight hundred and eighteen million, six hundred and ninety-five thousand, thirty-one) are common shares and 3,679,836,020 (three billion, six hundred and seventy-nine million, eight hundred and thirty-six thousand and twenty) are preferred shares, all registered without par value.

          Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its Bylaws by up to a total limited to nine billion ninety million nine hundred and nine thousand and ninety (9,090,909,090) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

          Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

          Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

          Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

          Paragraph 6. Preferred shares convey the following advantages on their holders:

          I – dividends ten percent (10%) higher than those attributed to common shares;

          II – priority in the distribution of dividends;

          III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

          IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

          V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Title X of these Bylaws.

          Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

          (a) the transformation, amalgamation, merger or split of the Company;

          (b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in General Meeting; and

          (c) the value of assets intended to be used for paying up an increase in the Company’s share capital.

          Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

          Paragraph 9. A General Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

          Paragraph 11. The Company may, subject to notification to BM&FBOVESPA and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

          Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the General Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

          Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III

SHAREHOLDERS’ MEETING

          Art. 6. The General Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

          Paragraph 1. A General Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The General Meeting which shall consider the cancellation of the registration of a publicly company shall be convened at least thirty (30) days in advance.

          Paragraph 2. A shareholder may be represented at a General Meeting by a attorney-in-fact authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

          Paragraph 3. The General Meeting will fix, each year, the aggregate amount of the compensation of the managers, the Audit Committee and the Fiscal Council, if one has been appointed.

          Paragraph 4. The General Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

          Paragraph 5. It is the responsibility of the General Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the General Meeting shall be decided by an absolute majority of votes.

TITLE IV

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

MANAGEMENT

          Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

          Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

          Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Brazilian Central Bank and once the applicable legal requirements have been complied with.

          Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

          Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

          I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

          II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

          Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

          Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

          Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

          Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I

THE BOARD OF DIRECTORS

          Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the General Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

          Paragraph 1. At the General Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

          Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the General Meeting that elected him/her.

          Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

          Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6. The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without decision powers, always with the purpose of advising the Board of Directors, comprised by members nominated by the Board among the members of the management and/or other persons directly or indirectly connected with the Bank.

          Art. 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

          Paragraph 1. The Chairman of the Board of Directors shall be replaced by the Vice Chairman during temporary absences or impediments. During temporary absences or impediments of the Vice Chairman, the Chairman shall appoint a substitute among the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute among the other members.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          Paragraph 2. The replacements provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

          Paragraph 3. In case of vacancy of the position of Chairman of the Board of Directors, the Vice Chairman will assume his/her functions, remaining such post unaltered. In the event of vacancy in the position of Vice Chairman, the Chairman will nominate his/her successor among the remaining Directors. In case of vacancy of the position of Board of Directors’ member, and if necessary to compose the minimum number of members mentioned on caput of Article 14 of this Bylaws, the Board of Directors shall nominate/appoint, ad referendum of the next General Meeting to be held, his/her successor.

          Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

          Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof.

          Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

          Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

          Paragraph 4. The meetings of the Board of Directors should be held at the Company’s head offices, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act.

          Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

          Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

          Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

          Art. 17. In addition to the attributes accorded by law or by the Bylaws, the Board of Directors will be responsible for the following:

          I. To comply with and to ensure compliance with these Bylaws and resolutions of General Meeting;

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          II. to set the general guidelines for the business and operations of the Company;

          III. to appoint and dismiss Officers and to define their duties;

          IV. to set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the General Meeting;

          V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

          VI. to choose and to dismiss the independent auditors and to fix their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

          VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the General Meeting;

          VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the General Meeting for the purpose of profits retention;

          IX. to decide on the convening of General Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

          X. to submit to the Annual General Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

          XI. to submit proposals to the General Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the Bylaws;

          XII. to present proposals to the General Meeting for the liquidation, merger, split or amalgamation of the Bank;

          XIII. approve the Bank’s capital increase, regardless of amendment to the Bylaws, within the limits set forth in Paragraph 1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph 1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law;

          XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of article 5 of these Bylaws;

          XV. to grant, after approval at the General Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved by the General Meeting;

          XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

          XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

          XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

          XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the net equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          XX. to appoint or dismiss the Company’s Ombudsman;

          XXI. appoint and remove the members of the Audit Committee and Compensation Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

          XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

          XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these Bylaws;

          XXIV. approve the engagement of a share or unit bookkeeping institution;

          XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

          XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of public company registration, as set forth in Title X hereof;

          XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

          XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

          XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these Bylaws;

          XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

          XXXI. to establish rules relating to the Units, as provided for in Title XIII of these Bylaws;

          XXXII. to supervise the planning, operation, control and review of the compensation policy for the Company's managers, taking into account the proposals of the Compensation Committee; and

          XXXIII. to ensure that the managers’ compensation policy is in accordance with the regulations issued by the Brazilian Central Bank.

          Art. 18. The Chairman of the Board of Directors should:

          I. call and chair the meetings;

          II. call the General Meeting;

          III. instruct the preparation of the meetings of the Board of Directors;

          IV. designate special tasks to the Directors; and

          V. call, when the body is in operation, the Fiscal Council members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Fiscal Council should issue an opinion.

CHAPTER II

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

EXECUTIVE BOARD

          Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Board must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

          Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

          Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

          Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

          Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

          Paragraph 5. The post of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

          Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

          Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

          Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

          Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

          Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

          I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board; or

          II - with the presence of the two (2) Executive Vice Presidents, Seniors or not, and any seven (7) members of the Executive Board.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be drafted and registered in the appropriate book, by the members present, with those that affect third parties being published.

          ~~Paragraph 3. The matters dealt with in item VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present.~~

          Paragraph ~~4~~3. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of item X of Article 22, and of item IV of Article 27, both of these Bylaws.

Article 22. The attributions and duties of the Executive Board are:

          I – to comply with and to ensure compliance with these Bylaws and the resolutions of General Meetings and of the Board of Directors;

          II – to appoint representatives and correspondents, in Brazil and overseas;

          III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these Bylaws, with the autonomy to schedule them in the best interests of the Company;

          IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Title IX;

          V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (%%) of the net equity reported in the last balance sheet approved at the Annual General Meeting;

          VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of the net equity as shown in the latest balance sheet approved by the Annual General Meeting;

          ~~VII – to consider the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas;~~

          VII~~I~~ – to submit the financial statements to the Board of Directors;

~~IX~~ VIII – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies of the Company; and

          IX – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of item IV of Article 27 of these Bylaws.

          Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, relevant projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

          Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

          Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

          I – by any two members of the Executive Board;

          II – by a member of the Executive Board together with a specifically designated attorney-in-fact to represent the Company; or

          III – by two attorneys-in-fact together specifically designated to represent the Company.

          Paragraph 1. Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, being one, necessarily, the CEO, or 1 (one) Executive Vice President, Senior or not. The powers of attorney should indicate the powers of the attorneys and the validity.

Paragraph 2. Two Officers will be empowered to decide on the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas.

          Paragraph ~~2~~3. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

          Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

          Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, General or quota holders' meetings of companies or investment funds in which the Company has an interest, as well as of entities in which it is a partner or affiliate.

          Art. 27. In terms of Article 20 of these Bylaws, the CEO or his substitute in person must:

          I - preside over and manage all the Company’s business and activities;

          II – comply with and ensure compliance with these Bylaws, the resolutions of General Meetings and the guidelines of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in items II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these Bylaws, in which cases the meetings of the Executive Board may be chaired by any of its members;

          III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          IV – define the duties of the members of the Executive Board, except as provided in item IX of Article 22 of these Bylaws; and

          V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

          Sole paragraph. It is the responsibility of:

          I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

          II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

          III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

          IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

          V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V

FISCAL COUNCIL

          Art. 28. The Company shall have a Fiscal Council, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the General Meeting, with the possibility of reelection.

          Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Fiscal Council.

          Paragraph 2. The compensation of the members of the Fiscal Council shall be fixed at the General Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

          Art. 29. The Fiscal Council shall have the attributes and powers conferred on it by law.

TITLE VI

AUDIT COMMITTEE

          Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

          Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          Paragraph 2. The Audit Committee shall report directly to the Company’s Board of Directors.

          Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

          I – establish in the Internal Regulations the operational rules by which it functions;

          II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

          III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

          IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

          V – evaluate compliance by the Company’s management with the recommendations made by the independent or internal auditors;

          VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

          VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

          VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

          IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies; and

          X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

          Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in item X of the previous paragraph.

TITLE VII

COMPENSATION COMMITTEE

          Art. 31. The Company shall have a Compensation Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these Bylaws. The Compensation Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s compensation policy, including the repercussions of this policy on risk management. The members of the Compensation Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

          Paragraph 1. When the members of the Compensation Committee are to take office, its Coordinator will be appointed.

          Paragraph 2. The Compensation Committee shall report directly to the Company’s Board of Directors.

          Paragraph 3. In addition to other responsibilities conferred upon it by law or regulatory rules, it is incumbent on the Compensation Committee to:

          I – establish in the Internal Regulations the operational rules by which it functions;

          II – prepare the compensation policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable compensation, in addition to benefits and special hiring and dismissal programs;

          III – supervise the implementation and coming into operation of the compensation policy for the Company’s management;

          IV – do annual reviews of the compensation policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

          V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

          VI – propose to the Board of Directors the global amount of management compensation, for submission to the General Meeting, pursuant to art. 152 of Law 6.404 of 1976;

          VII – assess future internal and external scenarios and their possible impacts on the management compensation policy;

          VIII – analyse the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

          IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

          X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Compensation Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

          XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations published by the Brazilian Central Bank.

          Paragraph 4. The Board of Directions may remove from office any members of the Compensation Committee at any time.

          Paragraph 5. The compensation of the members of the Compensation Committee shall be set by the Board of Directors once a year.

TITLE VIII

OMBUDSMAN DEPARTMENT

          Art. 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of three (3) years, reelection being permitted.

          Paragraph 1. The duties of the Ombudsman Department are:

Manual of participation in the Ordinary and Extraordinary General Meetings - April 30, 2020

I – to provide the highest-level support to demands of clients and users of products and services that have not been solved at the primary support service channels of the companies part of the Company´s Financial Conglomerate;

II - act as a communication channel between the Company and the customers and users of products and services, including the mediation of conflicts; and

III - inform the Board of Directors or, on its absence, the Company's Executive Board regarding the Ombudsman's Department activities.

Paragraph 2. The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment.

          Paragraph 3. The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any demands received, with full support of the management, and may request information and documents, so that it can carry out its activities in the fulfillment of its duties.

          Art. 33. The duties of the Ombudsman’s Department involve the following activities:

          I – to support, record, instruct, analyse and deal in a formal and appropriate manner with demands from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate;

          II – to provide the clarification to the demanding client as to the progress of the demands, informing the estimated deadline for the response;

          III – inform to demanding clients the term for the final reply, which cannot exceed ten (10) business days;

          IV – to forward a conclusive response to clients’ demands within the deadline informed in item III above;

          V – to maintain the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate, informed about the problems and deficiencies detected in the fulfillment of its duties and about the result of the adopted measures by the officers and directors of the companies part of the Company’s Financial Conglomerate in order to solve them; and

          VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the Company’s Financial Conglomerate at the end of each six-month period, a quantitative and qualitative report about the activities performed by the Ombudsman’s Department on the fulfillment of its duties.

          Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the duties contemplated in article 32 and the activities established in this article.

TITLE IX

FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

          Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Brazilian Central Bank.

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          Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

          Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

          I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the share capital;

          II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

          III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the share capital and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the General Meeting to decide on the balance, distributing it to the shareholders or to increasing the share capital; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the Company’s General Budget submitted by management for approval by the General Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

          Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

          Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

          I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

          II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

          III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

          Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the General Meeting.

          Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual General Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in item II of article 36 hereof, within the terms of the pertinent legislation.

          Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

          Art. 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

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          Art. 39. The General Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

TITLE X

DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

          Chapter I - Definitions

          Art. 40. for the purposes of Title X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the Company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the Company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Disposal of Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control.

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

          Chapter II – Disposal of Control of the Company

          Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

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          Sole Paragraph. Disposal of control of the Bank depends on authorization from the Brazilian Central Bank.

          Art. 42. The public offering referred in the preceding article should also be consummated:

          I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Disposal of Company’s Control; or

          II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

          Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

          I. make the public offering referred to in article 41 of these Bylaws; and

          II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Chapter III – Cancellation of Registration as a Public Company

          Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the Company to make in order to cancel the Company’s registration as a public Company, the minimum price offered shall reflect the economic value ascertained in an valuation report referred to in article 45 of the Bylaws, with due regard for the applicable legal and regulatory rules.

          Art. 45. The valuation report dealt with in Title X of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent from the Bank, its management and controlling shareholder, and from the latter’s decision-making power, and said valuation shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

          Paragraph 1. The selection of the specialized institution or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

          Paragraph 2. The costs for preparing the valuation report shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

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Title IV – Ordinary Provisions

          Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

          Art. 47. The Company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Title X of these Bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the Company. The Company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI

ARBITRATION COURT

          Art. 48. The Bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these Bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Brazilian Central Bank and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

          Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

          Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

          Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be delivered. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII

LIQUIDATION

          Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the General Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

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TITLE XIII

ISSUANCE OF UNITS

          Art. 50. The Company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

          Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Brazilian Central Bank. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

          Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

          Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

          Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

          Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

          Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

          Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

          Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

          Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

          Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by an attorney appointed as set forth in article 6, Paragraph 2 hereof.

          Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units shall be observed:

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          (i) In the event of an increase in the quantity of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

          (ii) In the event of a reduction in the quantity of shares issued by the Company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

          Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the Company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of  preferred shares and common shares issued by the Company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the Company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

          Art. 55. The holders of Units shall be entitled to receive shares arising from splits, mergers and amalgamations involving the Company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity of fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV

GENERAL AND TRANSITORY PROVISIONS

          Art. 56. In cases not covered in these Bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 30, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer